AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2003
REGISTRATION NO. 333-108423

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Encore Capital Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6153	48-1090909
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5775 Roscoe Court

San Diego, California 92123
(877) 445-4581
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carl C. Gregory, III

President and Chief Executive Officer
Encore Capital Group, Inc.
5775 Roscoe Court
San Diego, California 92123
(877) 445-4581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven D. Pidgeon	Robin R. Pruitt	Charles K. Ruck
Snell & Wilmer L.L.P.	Encore Capital Group, Inc.	R. Scott Shean
One Arizona Center	5775 Roscoe Court	Latham & Watkins LLP
Phoenix, Arizona 85004	San Diego, California 92123	650 Town Center Drive, 20th Floor
(602) 382-6000	(877) 445-4581	Costa Mesa, California 92626
(714) 540-1235

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box:    ☐

     If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If delivery of the prospectus is expected to be made under Rule 434, check the following box:    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting under said Section 8(a), may determine.

5,000,000 Shares

ENCORE CAPITAL GROUP, INC.

Common Stock

          We are offering 3,000,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 2,000,000 shares of our common stock through a syndicate of underwriters. The underwriters also have an option to purchase up to an additional 750,000 shares from the selling stockholders to cover over-allotments. We will receive payments for certain option and warrant exercises by selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

      Our common stock is listed on The Nasdaq Stock Market’s National Market under the symbol “ECPG.” On September 25, 2003, the last reported sale price of our common stock was $11.55 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

       Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$11.00	$55,000,000
Underwriting discount	$0.66	$3,300,000
Proceeds to Encore Capital Group, Inc. (before expenses)	$10.34	$31,020,000
Proceeds to the selling stockholders	$10.34	$20,680,000

      The underwriters expect to deliver the shares on or about October 1, 2003.

Jefferies & Company, Inc.

Brean Murray & Co., Inc.

Roth Capital Partners, LLC

The date of this prospectus is September 26, 2003.

PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
RELATED PARTY TRANSACTIONS
SELLING AND PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT AUDITORS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 1
EXHIBIT 5
EXHIBIT 10.44
EXHIBIT 23.1
EXHIBIT 23.2

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

PROSPECTUS SUMMARY

      The items in the summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus. Except as otherwise indicated, information in this prospectus assumes the agreed-upon conversion of all of our preferred stock into 10,000,000 shares of our common stock, assumes exercise of certain warrants and stock options by the selling stockholders, and assumes no exercise of the underwriters’ over-allotment option. As used in this prospectus, references to “we,” “our,” “us” and “Encore” refer to Encore Capital Group, Inc. and its subsidiaries, unless the context requires otherwise.

Our Business

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process which is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We have been in the collection business for 50 years and started purchasing portfolios for our own account approximately 13 years ago. We purchase charged-off credit card receivables and, to a lesser extent, other consumer receivables, including auto loan deficiencies and general consumer loans. From our inception through June 30, 2003, we had invested over $240 million to acquire 6.7 million consumer accounts with a face value of approximately $11.2 billion.

      In May 2000, we acquired selected assets of West Capital Financial Services Corp., which also purchased defaulted receivables portfolios. At that time, West Capital’s management team took over the operations of our business. Since then, this management team has refined our purchasing methodologies, significantly expanded and enhanced our collection strategies, improved our financial condition and returned Encore to profitability.

      Since new management took over in mid-2000, we have collected approximately $94.0 million through June 30, 2003 from the portfolios we purchased for $39.0 million in 2001, and we have collected approximately $89.2 million through June 30, 2003 from the portfolios we purchased for $62.5 million in 2002.

      We purchase discrete pools of consumer receivables directly from credit card originators and other lenders, as well as from a variety of resellers. We have established certain relationships that allow us to purchase portfolios directly through negotiated transactions, and we participate in the auction-style purchase processes that typify our industry. In addition, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from 24 credit originators and resellers.

      We evaluate each portfolio for purchase using our proprietary valuation and underwriting processes developed by our in-house team of statisticians. Unlike many of our competitors which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies the accounts have been placed with previously, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivables portfolios. In addition, we have successfully applied this methodology to other types of receivables, such as auto loan deficiencies and consumer loans.

      Generally, our objective is to purchase portfolios at a price that allows us to recoup at least 85% of our purchase price within 12 months, and at least 2.7 times our purchase price over 54 months. A substantial majority of our portfolios purchased since the arrival of the new management team in mid-2000 have returned more than 85% of their purchase price within a year, excluding cash generated from selected sales of accounts.

      After we purchase a portfolio, we continuously refine our analysis of the accounts to determine the best strategy for collection. As with our purchase decisions, our collection strategies are based on account-level criteria. Our collection strategies include:

•	outbound calling, driven by proprietary predictive software, by our own sizable collection workforce located at our two call centers;

•	the use of multiple third party networks of collection attorneys to pursue legal action where appropriate;

•	direct mail campaigns coordinated by our in-house marketing group;

•	the transfer of accounts to a credit card provider, generating a payment to us; and

•	the sale of accounts where appropriate.

      By applying these multiple collection processes in a systematic manner, we have greatly increased our collection effectiveness and reduced our total operating expense per dollar collected. Total operating expense per dollar collected was $0.38 for the six months ended June 30, 2003, an improvement from $0.43 in the year ended December 31, 2002 and $0.56 in the year ended December 31, 2001. For the first six months of 2003, we collected a monthly average of $24,082 per average active employee. In the year ended December 31, 2002, we collected a monthly average of $21,656 per average active employee, as compared to a monthly average of $12,875 per average active employee in the year ended December 31, 2001.

Our Industry

      The receivables management industry is large and growing rapidly, driven by increasing levels of consumer debt, higher default rates, and increasing use of third-party providers by credit originators to collect their defaulted receivables.

      As of May 2003, consumer credit, which excludes mortgages, was $1.76 trillion, up 5.0% from May 2002. Consumer credit grew at an 8.3% compounded annual rate between 1992 and 2002.

      The Federal Reserve Board estimates that consumer credit charge-offs totaled $48.3 billion during the first three months of 2003, representing 2.77% of all consumer credit outstanding as of March 31, 2003. Consumer credit charge-offs grew at a 12.1% compounded annual rate between 1992 and 2002.

      Revolving credit, a subset of consumer credit which includes credit cards, rose 5.3% to $725 billion in May 2003 from May 2002. Revolving credit is the fastest growing component of consumer credit, growing at an 11.0% compounded annual rate between 1992 and 2002.

      For the first quarter of 2003, the credit card charge-off rate was 5.58%, down from 7.67% in the first quarter of 2002, which marked the highest credit charge-off rates in history. Revolving credit charge-offs reached $44.3 billion in 2002, growing at a 14.2% compounded annual rate between 1992 and 2002.

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to accounts receivable management providers. Credit originators that have outsourced the collection of defaulted receivables have typically remained committed to third-party providers as a result of the perceived economic benefit of outsourcing and the resources required to reestablish the infrastructure required to support in-house collection efforts. Credit originators’ outsourced solutions include selling their defaulted receivables for immediate cash proceeds and placing defaulted receivables with an outsourced provider on a contingent fee basis while retaining ownership of the receivables.

      The accounts receivable industry is highly fragmented, with approximately 6,000 collection companies in the United States. Most of these collection companies are small, privately-owned companies that collect for others for a contingent fee. We believe that there are fewer than 15-20 large companies (almost all of which remain privately-owned) that purchase the receivables and collect for their own account.

Our Strengths

      Since the new management team took over in mid-2000, we have substantially refined our purchasing methodologies, expanded our collection strategies, improved our balance sheet and returned to profitability. We believe that these results are a product of the following strengths and competitive advantages:

      Empirically-Based and Technology-Driven Business Processes. We have assembled a team of statisticians, business analysts and software programmers that has developed proprietary valuation models, software and other business systems that guide our portfolio purchases and collection efforts. Our information technology department has developed and continually updates sophisticated software that manages the movement of data, accounts and information throughout the company. These proprietary systems give us the flexibility, speed and control to capitalize on business opportunities.

      Account-Based Portfolio Valuation. We analyze each account within a portfolio presented to us for purchase to determine the likelihood and expected amount of payment. The expectations for each account are then aggregated to arrive at a valuation for the entire portfolio. Our valuations are derived in large part from information accumulated on approximately 4.1 million accounts acquired since mid-2000.

      Dynamic Collections Approach. Over the past two and one-half years, we have dramatically reduced our dependence on general outbound calling by expanding our collection strategies to include direct mail campaigns, greater use of legal actions, account sales, and a relationship with a national credit card company to provide for account balance transfers. Moreover, because the status of individual debtors changes continually, once each quarter we re-analyze all of our accounts with refreshed external data, which we supplement with information gleaned from our own collection efforts. We change our collection method for each account accordingly.

      Experienced Management Team. Our management team has considerable experience in financial, banking, consumer and other industries, as well as the collections industry. We believe that the expertise of our executives obtained by managing in other industries has been critical to the enhancement of our operations. Our management team has created a culture of new ideas and progressive thinking, coupled with the increased use of technology and statistical analysis.

      Ability to Hire, Develop and Retain Productive Collectors and Key Employees. We place considerable emphasis on hiring, developing and retaining effective collectors and other employees who are a key to our continued growth and profitability. As a result of ongoing training, compensation incentives and our progressive corporate culture, we believe that we have been able to achieve a retention rate that is higher than typical for our industry.

      Large Database of Consumer Information. From our inception through June 30, 2003, we acquired 6.7 million accounts. We utilize a significant portion of the data from these accounts in our account-level valuation techniques employed in both the acquisition and management of accounts. In the future, we believe this database may be leveraged in other value-creating endeavors, enabling us to form potentially profitable relationships with other companies that can utilize this information in their business.

Our Strategy

      In order to enhance our position in the industry, we have implemented a business strategy that emphasizes the following elements:

      Implement New and Refine Existing Collection Channels. We continually refine our collection processes, and evaluate new collection strategies, such as strategic outsourcing, to further supplement our traditional call center approach. We believe that our multiple and dynamic approaches to collection increases our opportunity to achieve enhanced returns on our investments.

      Leverage Expertise in New Markets. We believe that our internally-developed underwriting and collection processes can be extended to a variety of charged-off consumer receivables in addition to charged-off credit card receivables. We intend to continue to leverage our valuation, underwriting and collection processes to other charged-off receivables markets, including auto loan deficiencies and general consumer loans. We believe that these markets may be less competitive, and therefore may offer more favorable pricing and higher margin opportunities. To date, our purchases of auto loan deficiencies and general consumer loans have performed to expectations.

      Increase Our Negotiated Transactions. We have purchased portfolios from a number of credit originators and other sources. We believe that we have earned a reputation as a reliable purchaser and collector of defaulted consumer receivables portfolios, which helps to preserve the reputation of the credit originator. We intend to leverage our industry relationships and reputation to increase purchases through negotiated agreements, including forward flow contracts, and to reduce our reliance on auctions.

      Improve Overall Cost of Funds. Recently, we have taken a number of steps to improve our balance sheet, and are now exploring new financing arrangements with the goal of continuing to improve our balance sheet, lowering our cost of funds, and therefore improving our return on equity.

      Continue to Build Our Data Management and Analysis Capabilities. We are continually improving our technology platform and our pricing, underwriting and collection processes through software development, statistical analysis and experience.

      Consider Complementary Acquisitions. We intend to be opportunistic, and may pursue the acquisition of complementary companies to add to our expertise in new markets, add capacity, and provide us with additional portfolios to service.

Office Location

      Our principal executive offices are located at 5775 Roscoe Court, San Diego, California 92123, and our telephone number is (877) 445-4581. We were incorporated in Delaware in April 1999 as MCM Capital Group, Inc. and changed our name to Encore Capital Group, Inc. in April 2002. Our operating subsidiary, Midland Credit Management, Inc. (“Midland Credit”), was incorporated in Kansas in September 1953. Our web site is www.encorecapitalgroup.com. The information contained on our web site is not incorporated by reference into and does not form any part of this prospectus.

THE OFFERING

Shares being offered by us	3,000,000 Shares

Shares being offered by selling stockholders	2,000,000 Shares

Shares to be outstanding after the offering	21,162,462 Shares(1)

Use of proceeds	To repay certain existing indebtedness and provide funds for working capital and general corporate purposes, which may include the acquisition of complementary companies. See “Use of Proceeds.”

Nasdaq symbol	ECPG

(1)	The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 7,431,466 shares of our common stock outstanding as of June 30, 2003, 730,996 shares of common stock to be issued upon exercise of options and warrants by selling stockholders concurrent with this offering, and the agreed-upon conversion, concurrent with the close of this offering, of all of our outstanding Series A Senior Cumulative Participating Convertible Preferred Stock into 10,000,000 shares of our common stock, but excludes:

•	722,851 shares of our common stock issuable upon exercise of warrants with a weighted average exercise price of $0.86 per share (233,812 shares to be issued upon exercise of warrants with a weighted average exercise price of $0.01 per share and offered for sale in this offering are reflected above);

•	1,540,315 shares of our common stock issuable upon exercise of options with a weighted average exercise price of $0.87 per share (497,184 shares to be issued upon exercise of options with a weighted average exercise price of $1.00 per share, as reflected above, of which 238,100 shares are offered for sale in this offering); and

•	up to 542,167 additional shares of our common stock reserved for future issuance under our equity participation plan.

Summary Consolidated Financial Data

      The following summarizes our historical consolidated financial information. We derived the information, except certain components of selected operating data, as of and for each of the three years ended December 31, 2002 from our audited consolidated financial statements. The information, except certain components of selected operating data, as of June 30, 2003 and for the six months ended June 30, 2002 and 2003, are derived from our unaudited consolidated financial statements and include all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of that information. Historical operating results are not necessarily indicative of the results that may be expected for any future period. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Six Months Ended
					June 30,
	Years Ended December 31,				(unaudited)

	2000		2001	2002	2002	2003

	(In thousands, except per share, cost per dollar and personnel data)
Consolidated Statements of Income Data:
Total revenues	$36,560		$47,845	$90,380	$38,325	$56,514
Total operating expenses	59,649		46,824	63,915	29,181	35,684

Income (loss) before interest expense, other income and income taxes	$(23,089)		$1,021	$26,465	$9,144	$20,830

Net income (loss)	$(23,730	)(1)	$(10,865)	$13,789 (2)	$926	$11,476 (3)
Preferred dividends	—		—	(440)	(185)	(251)

Net income (loss) available to common stockholders	$(23,730	)(1)	$(10,865)	$13,349	$741	$11,225

Earnings (loss) per share:
Basic	$(3.20)		$(1.52)	$1.82	$0.10	$1.51
Diluted	$(3.20)		$(1.52)	$0.84	$0.06	$0.58
Weighted-average shares outstanding:
Basic	7,421		7,161	7,339	7,265	7,416
Diluted	7,421		7,161	16,459	14,936	19,723
Selected Operating Data:
Purchases of receivables portfolios, at cost	$6,911	(4)	$39,030	$62,525	$23,622	$45,073
Growth in purchases, at cost(5)	(86.7)%		464.8%	60.2%	24.9%	90.8%

Gross collections for the period	$66,117		$83,051	$148,808	$69,620	$93,733
Gross collections growth for the period(5)	89.6%		25.6%	79.2%	92.3%	34.6%

Total active collectors at period end(6)	336		419	435	385	491
Total active employees at period end(6)	523		583	611	546	691
Average active employees for the period(6)	554		538	573	563	649

Gross collections per average active employee for the period(6)	$119		$154	$260	$124	$144
Total operating expenses per average active employee for the period(6)	$108	(1)	$87	$112	$52	$55
Total operating expenses to gross collections	90.2	%(1)	56.4%	43.0%	41.9%	38.1%

	As of June 30, 2003

	Actual	Pro-forma

	(Unaudited and
	in thousands)
Consolidated Statements of Financial Condition Data:
Cash	$4,250	$27,357	(7)
Restricted cash	593	593
Investment in receivables portfolios, net	76,910	76,910
Investment in retained interest	3,798	3,798
Total assets	92,357	115,464	(8)
Accrued profit sharing arrangement	11,116	11,116
Notes payable and other borrowings, net of discount of $672, actual; $0, pro-forma	41,121	34,543	(7)
Capital lease obligations	610	610
Total debt	41,731	35,153	(7)
Total liabilities	61,795	54,826	(9)
Total stockholders’ equity	30,562	60,638	(7)

(1)	Includes impairment charges of $20.9 million against the carrying value of thirty-two receivables portfolios acquired in 1999 and 2000, which increased the operating expenses per average active employee for 2000 by $38,000 and which approximates 31.6% of gross collections for 2000.

(2)	Reflects a benefit totaling $6.8 million, or $0.41 per share on a fully diluted basis, recognized in the fourth quarter of 2002 resulting from our reinstatement of our net deferred tax asset.

(3)	Reflects a non-recurring net pre-tax gain totaling $7.2 million recognized in the first quarter of 2003 upon settlement of a lawsuit against the seller of certain accounts. This resulted in an after tax net gain of $4.4 million or $0.22 per share on a fully diluted basis.

(4)	Includes $2.0 million in receivables portfolios purchased as part of the West Capital acquisition.

(5)	Percentage is calculated by taking the current period amount less the prior period amount and dividing the result by the prior period amount.

(6)	Amounts are unaudited.

(7)	Reflects, on a pro-forma basis, the effects of this offering (see “Capitalization”).

(8)	Reflects, on a pro-forma basis, the net increase in cash of approximately $23.1 million resulting from this offering.

(9)	Reflects, on a pro-forma basis, the payment of $0.2 million in accrued and unpaid dividends, the $7.5 million repayment of our Senior Notes (which includes accrued interest of $0.2 million), and the write-off of the related $0.7 million debt discount, resulting from this offering.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations, or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We may not be able to purchase receivables at sufficiently favorable prices, terms, or quantities for us to be successful.

      Our long-term success depends upon the continued availability of receivables for purchase on a cost-effective basis. The availability of receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including:

•	the continuation of the current growth and charge-off trends in consumer debt and sales of receivables portfolios by originating institutions;

•	our ability to develop and maintain long-term relationships with key major credit originators;

•	our ability to obtain adequate data from credit originators or portfolio resellers to appropriately evaluate the collectibility of, and estimate the value of, portfolios; and

•	competitive factors affecting potential purchasers and sellers of receivables.

      To operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate cash collections and the related revenues that exceed our costs.

We may not be able to collect sufficient amounts on our receivables portfolios to recover our costs and fund our operations.

      We acquire and manage receivables that the obligors have failed to pay and the sellers have deemed uncollectible and written off. The originating institutions generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third party collection agencies. These receivables are difficult to collect and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our operations.

      In addition, our ability to recover on our receivables and produce sufficient returns can be negatively impacted by the quality of the purchased receivables, as well as economic and other conditions outside of our control. Certain receivables we purchase fail to comply with certain terms of the purchase agreements under which they were acquired. Although we seek to return these receivables to the sellers and recover our cost, we are not always successful. We cannot guarantee that such sellers will be able to meet their payment obligations to us. Yields may also be affected by general economic conditions and other events not in our control.

Our industry is highly competitive, and we may be unable to continue to successfully compete with businesses that may have greater resources than we have.

      We face competition from a wide range of collection companies and financial services companies which may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs and more established relationships in our industry than we currently have. We also compete with traditional contingency agencies and in-house recovery departments. Competitive pressures adversely affect the availability and pricing of charged-off receivables portfolios, as well as the availability and cost of qualified recovery personnel. As there are few significant barriers to entry for new purchasers of charged-off receivables portfolios, we cannot assure you that additional competitors with greater resources than ours will not enter our market. Moreover, we cannot assure you that we will be able to continue to offer competitive bids for charged-off receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to charged-off receivables portfolios at appropriate prices and reduced profitability.

Our failure to purchase sufficient quantities of receivables portfolios may necessitate workforce reductions, which may harm our business.

      Because fixed costs, such as certain personnel salaries and lease or other facilities costs, constitute a significant portion of our overhead, if we do not continually augment the receivables portfolios we service with additional receivables portfolios or collect sufficient amounts on receivables owned or serviced by us, we may be required to reduce the number of employees in our collection operations. These practices could lead to:

•	lower employee morale, higher employee attrition rates, fewer experienced employees and higher recruiting and training costs;

•	disruptions in our operations and loss of efficiency in collection functions; and

•	excess costs associated with unused space in collection facilities.

High financing costs currently have an adverse effect on our earnings.

      In December 2000, we entered into a $75.0 million Secured Financing Facility to fund portfolio purchases. It provides the lender with interest at a stated rate plus participation in the profits from acquired portfolios. For the six months ended June 30, 2003, this arrangement resulted in an effective borrowing rate of 56.3% on portfolio purchases. The facility extends to December 31, 2004 and we cannot terminate it without the lender’s approval. Pursuant to an agreement with this lender, we are required to offer this lender the opportunity to finance all purchases of credit card receivables portfolios using this facility. This facility limits the earning potential for portfolios we own that are or were financed under it by increasing our costs of borrowing. The sharing in residual cash flows continues for the entire economic life of the receivables portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility, which is December 31, 2004.

We may be unable to meet our future liquidity requirements.

      We depend on both internal and external sources of financing to fund our purchases of receivables portfolios and our operations. Our need for additional financing and capital resources increases dramatically as our business grows. Our inability to obtain financing and capital as needed or on terms acceptable to us would limit our ability to acquire additional receivables portfolios and to operate our business. In particular, we will need to obtain additional financing when our current Secured Financing Facility expires on December 31, 2004. Additional financing, additional capital or sales of certain receivables for cash may also be needed if we are removed as servicer of receivables that are part of our outstanding financings.

We may not be able to continue to satisfy the restrictive covenants in our debt agreements.

      Our debt agreements impose a number of restrictive covenants. Failure to satisfy any one of these covenants could result in all or any of the following adverse results:

•	acceleration of indebtedness outstanding;

•	cross defaults and acceleration of indebtedness under other financing agreements;

•	our removal as servicer under our secured financing transactions and possibly other cross-defaulted facilities and loss of servicing fees and other consequences;

•	liquidation of the receivables in our secured financing transactions and loss of our expected future excess recoveries on receivables in the financed pools;

•	our inability to continue to make purchases of receivables needed to operate our business; or

•	our inability to secure alternative financing on favorable terms, if at all.

We use estimates in our accounting and our earnings will be reduced if actual results are less than estimated.

      We utilize the interest method to determine revenue recognized on substantially all of our receivables portfolios. Under this method, each pool of receivables is modeled upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of revenue at a constant yield relative to the remaining balance in the receivables portfolio. The actual amount recovered by us on portfolios may substantially differ from our projections and may be lower than initially projected. If differences are material, then we may reduce our yield or write off all or a portion of our investment, which would negatively affect our earnings.

We may be required to change how we account for underperforming receivables portfolios, which would have an adverse effect on our earnings.

      The American Institute of Certified Public Accountants has proposed a Statement of Position, “Accounting for Loans and Certain Debt Securities Acquired in a Transfer,” that would revise the accounting standard that governs underperforming receivables portfolios. Under the proposed standard, material decreases in expected cash flows would result in an impairment charge to our earnings while the yield we recognize on the receivables portfolio would remain unchanged. However, material increases in expected cash flows will continue to result in a prospective increase in the yield we recognize on a receivables portfolio.

The estimates we use to calculate our income tax may be challenged resulting in our paying more income taxes.

      We utilize estimates in the calculation of our current federal and state income tax liabilities. In our industry, such estimates are subject to substantial interpretation. To the extent federal and state taxing authorities successfully challenge our estimates, we may be required to accelerate the recognition of our revenues or decelerate the recognition of certain of our expenses for income tax reporting purposes. As a result, we may be required to use our financial resources to pay income taxes in periods earlier than we currently expect, which will reduce the funds that would otherwise be available to invest in new receivables portfolios or for other corporate purposes.

We will begin to pay substantial amounts in income taxes after we fully utilize our federal net operating loss carry-forward in 2003.

      We have not had to pay federal income taxes for several years as we have utilized our net operating loss carry-forward to offset our federal tax liability. As of December 31, 2002, we had an approximate $14.1 million federal net operating loss carry-forward. We expect to fully utilize this carry-forward in partially offsetting our 2003 federal tax obligation. We expect that we will begin to pay federal income taxes at a 34% rate on future taxable income in the fourth quarter of 2003. As a result, we will begin to use a portion of our financial resources to pay federal income taxes, which will reduce the funds we have available to invest in new receivables portfolios or for other corporate purposes.

We may not be successful at acquiring and collecting on portfolios consisting of new types of receivables.

      We may pursue the acquisition of portfolios consisting of assets with which we have little collection experience. We may not be successful in completing any of these acquisitions. Our lack of experience with new types of receivables may cause us to pay too much for these portfolios, which may also result in reduced profitability. Our limited experience in collection of these new types of receivables may result in reduced profitability.

Government regulation may limit our ability to recover and enforce the collection of receivables.

      Federal and state laws may limit our ability to recover and enforce receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on receivables we purchase where the card issuer failed to comply with applicable federal or state laws in generating or servicing the receivables that we have acquired.

      Laws relating to debt collections also directly apply to our business. Additional consumer protection or privacy laws and regulations may be enacted that impose additional restrictions on the collection of receivables. Such new laws may adversely affect our ability to collect on our receivables, which could adversely affect our earnings. Our failure or the failure of the originators of our receivables to comply with existing or new laws, rules or regulations could limit our ability to recover on receivables, which could reduce our revenues and harm our business.

      Because our receivables are generally originated and serviced nationwide, we cannot assure you that the originating lenders have complied with applicable laws and regulations. While receivables acquisition contracts typically contain provisions indemnifying us for losses due to the originating institution’s failure to comply with applicable laws and other events, we cannot assure you that any indemnities received from originating institutions will be adequate to protect us from losses on the receivables or liabilities to customers.

We are subject to ongoing risks of litigation, including potential class actions under securities, consumer credit, collections and other laws.

      We operate in an extremely litigious climate and may be named as defendants in litigation, including in class actions under securities laws as well as consumer credit, collections and various other consumer-oriented laws.

      If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock will likely decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock continues to be low. In the past, securities class action litigation has often been filed against a company after a period of volatility in the market price of its stock.

      Defending a lawsuit, regardless of its merit, could be costly and could divert management’s attention from the operation of our business. The use of certain collection strategies could be restricted if class action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles have also increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

      We are currently subject to a lawsuit that asserts a claim on behalf of a class of Texas residents. The plaintiff is currently seeking to amend her complaint to expand the class to a nationwide class. There has been no motion for class certification filed as of this date.

We may make acquisitions that prove unsuccessful or strain or divert our resources.

      From time to time, we consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities in diverse geographic regions and entities offering greater access to businesses and markets that we do not currently serve. We may not be able to successfully acquire other businesses or, if we do, we may not be able to successfully integrate these businesses with our own. Further, acquisitions may place additional constraints on our resources such as diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have limited or no experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, incurrence of additional debt and amortization of identifiable intangible assets, all of which could reduce our profitability.

Recent legislative actions and proposed regulations will require changes in our board of directors and other corporate governance initiatives, which may be difficult and expensive to implement.

      To satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002, recently adopted accounting rules, and proposed Nasdaq listing standards, we will be required to substantially reconfigure the makeup of our board of directors, audit committee, nominating committee, and compensation committee. We may not be successful in identifying qualified individuals who are deemed to be independent under applicable standards and willing to serve on our board of directors. Any failure to reconfigure our board of directors and board committees with qualified directors could have an adverse effect on our business.

      To implement other required corporate governance initiatives mandated by the Sarbanes-Oxley Act, the Securities and Exchange Commission and the proposed Nasdaq rules, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which would cause our general and administrative expenses to substantially increase. We also expect that the premiums we pay for directors’ and officers’ insurance policies will increase in the future as a result of higher claim rates incurred by insurers on other insured companies in recent years. These increased costs will adversely affect our operating results.

We may not be able to manage our growth or effectively obtain the resources necessary to achieve additional growth.

      We have expanded significantly in recent years and we intend to maintain our growth strategy. However, expanding our operations places great demands on our management, employees, finances and other resources. To successfully manage our growth, we may need to expand and enhance our administrative infrastructure, further improve our management, financial and information systems and controls, and more effectively recruit, train, manage and retain our employees. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we are unable to effectively manage our growth, it may adversely affect our financial results.

We may not be able to hire and retain enough sufficiently trained employees to support our operations, and/or we may experience high rates of personnel turnover.

      Our industry is very labor intensive. We generally compete for qualified personnel with companies in our business and in the collection agency, tele-services and telemarketing industries. We will not be able to service our receivables effectively, continue our growth and operate profitably if we cannot hire and retain qualified collection personnel. Further, high turnover rate among our employees increases our recruiting and training costs and may limit the number of experienced collection personnel available to service our receivables. Our newer employees tend to be less productive and generally produce the greatest rate of personnel turnover. If the turnover rate among our employees increases, we will have fewer experienced employees available to service our receivables, which will affect our ability to maintain profitable operations.

We depend on our key personnel, the loss of any of whom would adversely affect our operations.

      Our performance is substantially dependent on the performance of our senior management and other key personnel. The loss of the services of one or more of our executive officers or key employees, or the inability to hire new management as needed, could disrupt our operations. Although we have employment agreements with two of our senior executives, there can be no assurances that these agreements will assure the continued services of these officers, nor can we assure you that the non-competition provisions of these agreements will be enforceable.

The failure of our technology and phone systems could have an adverse effect on our operations.

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty, operating malfunction or service provider failure, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivables portfolios and to access, maintain and expand the databases we use for our collection activities. Any simultaneous failure of both of our information systems and their backup systems would interrupt our business operations.

      Our business depends heavily on service provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations.

We may not be able to successfully anticipate, invest in or adopt technological advances within our industry.

      Our business relies on computer and telecommunications technologies and our ability to integrate new technologies into our business is essential to our competitive position and our success. We may not be successful in anticipating, managing, or adopting technological changes on a timely basis. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles.

      While we believe that our existing information systems are sufficient to meet our current and foreseeable demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service receivables. We cannot assure you that adequate capital resources will be available to us.

We could suffer an interruption in services by our primary attorney network as we undergo a change in how we interface with this network.

      We use multiple third party networks of collection attorneys to pursue legal action where appropriate. We are changing how we interface with our primary attorney network, which involves a change in software platforms. There can be no assurance that this change will go smoothly. Any disruption of services by this network as a result of conversion difficulties could materially adversely affect collection efforts through this channel.

We may not be able to adequately protect the intellectual property rights upon which we rely.

      We rely on proprietary software programs and valuation and collection processes and techniques and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes and techniques to be trade secrets. We may not be able to adequately protect our technology and data resources.

Our quarterly operating results may fluctuate and cause our stock price to decrease.

      Because of the nature of our business, our quarterly operating results may fluctuate in the future, which may adversely affect the market price of our common stock. The reasons our results may fluctuate include:

•	the timing and amount of recoveries on our receivables portfolios;

•	any charge to earnings resulting from an impairment in the carrying value of our receivables portfolios or in the carrying value of our retained interest;

•	increases in operating expenses associated with the growth of our operations; and

•	our removal as servicer of our receivables by our Secured Financing Facility provider.

RISKS RELATED TO THIS OFFERING AND OUR CAPITAL STRUCTURE

Your ownership interest in Encore will be diluted upon issuance of shares we have reserved for future issuance.

      On June 30, 2003, 7,431,466 shares of our common stock were outstanding, and 13,536,329 additional shares of our common stock were reserved for issuance, which includes 10,000,000 shares reserved for issuance upon conversion of our Series A Convertible Preferred Stock. We have reached an agreement with the holders of our Series A Convertible Preferred Stock for them to exercise their right to convert their preferred shares into 10,000,000 shares of our common stock concurrently with the close of this offering.

      The following shares were reserved for issuance as of June 30, 2003, in addition to the shares reserved for issuance upon conversion of our Series A Convertible Preferred Stock:

•	956,663 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2003 at a weighted average exercise price of $0.65 per share, of which 233,812 shares with a weighted average exercise price of $0.01 per share are being offered for sale in this offering; and

•	2,037,499 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2003 at a weighted average exercise price of $0.90 per share, which includes 497,184 shares to be issued upon exercise of options with a weighted average exercise price of $1.00 per share, of which 238,100 shares are being offered for sale in this offering; and

•	up to 542,167 additional shares of our common stock reserved for future issuance under our equity participation plan.

      The issuance of these additional shares will reduce your percentage ownership in Encore. The existence of these reserved shares coupled with other factors, such as our relatively small public float, could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

Our directors have interests in completing this offering that are different than the interests of our other stockholders.

      Five of our nine directors collectively beneficially own 579,095 shares of our Series A Convertible Preferred Stock, a sixth director is employed by an affiliate of a company that beneficially owns an additional 400,000 shares of our Series A Convertible Preferred Stock, and a seventh director is employed by a company owned by a director who holds shares of our Series A Convertible Preferred Stock. Holders of our Series A Convertible Preferred Stock include Eric Kogan and Alexander Lemond, directors of Encore; Robert Whyte, a director and the owner of a company that employs our director, Neville Katz; entities affiliated with Nelson Peltz and Peter May, directors of Encore; and Consolidated Press International Holdings Limited (a significant stockholder of Encore), an affiliate of which employs Raymond Fleming, a director. Concurrently with this offering, these shares of Series A Convertible Preferred Stock will be converted into 9,790,950 shares of our common stock (see “Related Party Transactions — Preferred Stock”). The directors who are, or are employed by, holders of shares of Series A Convertible Preferred Stock may be more likely to support this offering than if they did not hold such shares.

Our directors, executive officers, and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

      After this offering and the concurrent conversion of our Series A Convertible Preferred Stock, our officers, directors, and principal stockholders holding more than five percent of our common stock together will control approximately 60% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

This concentration of ownership may have the effect of delaying or preventing a change in control or a merger, consolidation, or other business combination at a premium price if these stockholders oppose it, and generally may not be in the best interest of our other stockholders.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

      If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options and warrants and the conversion of the Series A Convertible Preferred Stock, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

If our management team does not effectively use the proceeds of this offering, we may fail to achieve our objectives and our stock price may decline.

      Our management has significant flexibility in applying the proceeds that we receive in this offering. We intend to use the proceeds from this offering to redeem or repay certain existing indebtedness, and provide funds for working capital and general corporate purposes. We also may use a portion of the net proceeds to pursue acquisitions of other companies that we believe will complement our business. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds prior to your investment, and you may disagree with the ways we choose to utilize these proceeds. We cannot assure you that proceeds used to pursue possible acquisitions or for unspecified general corporate purposes will be invested to yield a significant return, or any return at all.

We can issue preferred stock without your approval, which could adversely affect your rights.

      Our certificate of incorporation authorizes us to issue shares of “blank check” preferred stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could adversely affect the voting power or other rights of the common stock holders or the market value of the common stock.

Anti-takeover provisions in our charter documents and state law may inhibit beneficial changes of control.

      Our certificate of incorporation and by-laws and Delaware law contain provisions which could make it more difficult for a third party to acquire us, even if such a change in control would be beneficial to our stockholders. For example:

•	our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•	we are restricted in our ability to enter into business combinations with “interested stockholders;”

•	our stockholders may hold a special meeting only if our board of directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting make a written demand for the meeting; and

•	we require advanced notice for nominating candidates and for stockholder proposals.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts, included or incorporated into this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. These statements include, among others, statements found under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

      Actual results could differ materially from those contained in the forward-looking statements due to a number of factors, some of which are beyond our control. Factors that could affect our results and cause them to differ from those contained in the forward-looking statements include:

•	the availability and cost of financing;

•	our ability to purchase receivables portfolios on acceptable terms;

•	our ability to recover sufficient amounts on receivables to fund operations;

•	our continued servicing of receivables in our third party financing transactions;

•	our ability to hire and retain qualified personnel to recover on our receivables efficiently;

•	changes in, or failure to comply with, government regulations; and

•	the costs, uncertainties and other effects of legal and administrative proceedings.

      Forward-looking statements speak only as of the date the statement was made. They are inherently subject to risks and uncertainties, some of which we cannot predict or quantify. Future events and actual results could differ materially from the forward-looking statements. When considering each forward-looking statement, you should keep in mind the risk factors and cautionary statements found throughout this prospectus and specifically those found above. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events, or for any other reason.

      In addition, it is our policy generally not to make any specific projections as to future earnings, and we do not endorse projections regarding future performance that may be made by third parties.

USE OF PROCEEDS

      The net proceeds to us from the sale of 3,000,000 shares of common stock in this offering will be approximately $30.3 million at the public offering price of $11.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

      The underwriters have an option to purchase up to 750,000 shares of our common stock from the selling stockholders to cover over-allotments. Accordingly, we will receive no additional proceeds if the underwriters’ over-allotment option is exercised. Since some of the shares being offered will be issued upon the exercise of currently outstanding stock options and warrants, we will receive $0.5 million from the selling stockholders in payment of their option and warrant exercise prices. If the underwriters fully exercise their over-allotment option, we will receive an additional $30,000 from the selling stockholders in payment of the additional option exercise prices.

      We intend to use approximately $7.5 million of the net proceeds of this offering to repay in full our Senior Notes, which includes accrued and unpaid interest. The Senior Notes bear interest at 8.0% per annum and are due in January 2007. We intend to use the remainder of the net proceeds of this offering for working capital and general corporate purposes, which could include the acquisition of charged-off receivables portfolios and complementary companies. We will retain broad discretion in the allocation of the net proceeds of this offering.

      Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds, or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

      We will not receive any proceeds from the sale of common stock by selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on The Nasdaq Stock Market’s National Market under the symbol “ECPG”. Prior to July 21, 2003, our stock traded on the OTC Electronic Bulletin Board under the symbol “ECPG.OB” (and before we changed our name, “MCMC.OB”).

      While on the OTC, trading in our stock was often sporadic with a relatively low volume of shares traded. Quotations of the OTC reflect inter-trader prices, without material mark-up, markdown or commission and may not necessarily represent actual transactions.

      The high and low closing sales prices of the common stock, as reported by The Nasdaq Stock Market’s National Market and the OTC Electronic Bulletin Board for each quarter during the our two most recent fiscal years and this year are reported below:

	Market Price

	High	Low

Fiscal Year 2001
First Quarter	$0.58	$0.34
Second Quarter	$1.20	$0.36
Third Quarter	$0.60	$0.31
Fourth Quarter	$0.63	$0.21

Fiscal Year 2002
First Quarter	$0.80	$0.26
Second Quarter	$1.01	$0.70
Third Quarter	$1.20	$0.45
Fourth Quarter	$1.60	$0.75

Fiscal Year 2003
First Quarter	$1.60	$1.05
Second Quarter	$9.70	$1.60
Third Quarter (through September 25, 2003)	$14.40	$8.99

      The last reported sale price of our common stock on September 25, 2003 was $11.55. Based on information received from our registrar and transfer agent, we believe that there are approximately 870 beneficial holders of our common stock. On June 30, 2003, there were 7,431,466 shares of our common stock outstanding. At June 30, 2003, there were an additional 12,994,162 shares reserved for issuance with respect to our Series A Convertible Preferred Stock and our issued and outstanding options and warrants, resulting in a total of 20,425,628 shares of our common stock on a fully diluted basis.

DIVIDEND POLICY

      We have never declared or paid dividends on our common stock and we anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not intend to declare or pay dividends on the common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be subject to the discretion of our board of directors, which may review our dividend policy from time to time. In addition, the terms of our Senior Notes restrict us from paying cash dividends on common shares while the notes are outstanding. We intend to repay these Senior Notes in full with proceeds of this offering. Certain of our other current financing facilities also require us to meet and maintain certain financial covenant and other requirements; if we fail to meet those requirements, our ability to pay make dividend payments is further restricted. We may also be subject to additional dividend restrictions under future financing facilities. For a more detailed discussion of our senior financing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      Our Series A Convertible Preferred Stock carries a cumulative dividend, payable semi-annually, of 10.0% per annum. Dividends due on August 15, 2002, February 15, 2003 and August 15, 2003 were paid in cash. The dividend rate would increase to 15.0% per annum in the event of a qualified public offering (such as the offering contemplated hereby), a change of control (each as defined) or the sale of all or substantially all of our assets. See “Related Party Transactions — Preferred Stock” for discussion of the agreed-upon conversion of our Series A Convertible Preferred Stock into common stock in connection with this offering.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on a pro-forma basis to reflect and give effect to the agreed-upon conversion, concurrent with the close of this offering, of all outstanding shares of our Series A Convertible Preferred Stock into 10,000,000 shares of our common stock (see “Related Party Transactions — Preferred Stock”), the payment of $0.2 million for accrued and unpaid dividends on our Series A Convertible Preferred Stock (based on a pro-forma conversion date of June 30, 2003), and the $7.5 million repayment of our Senior Notes (which includes accrued interest of $0.2 million based on an assumed repayment date of June 30, 2003), to reflect and give effect to our receipt of the net proceeds of approximately $30.3 million from the sale of 3.0 million shares of our common stock offered by us in this prospectus at a public offering price of $11.00 per share, after deducting underwriting discounts of $2.0 million and estimated offering expenses of $0.8 million payable by us, and to reflect and give effect to our receipt of the proceeds of approximately $0.5 million from the exercise of options and warrants by selling stockholders.

	As of June 30, 2003

	Actual	Pro-forma

	(Unaudited and in
	thousands, except
	share data)
Cash	$4,250	$27,357

Notes payable and other borrowings, net of $672 discount, actual; and $0, pro-forma	$41,121	$34,543
Capital lease obligations	610	610

Total debt	41,731	35,153

Stockholders’ equity:
Series A convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding, actual; zero shares issued and outstanding, pro-forma	10	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 7,431,466 shares issued and outstanding, actual; and 21,162,462 shares issued and outstanding, pro-forma	74	212
Additional paid-in capital	31,534	62,154
Accumulated deficit	(1,163)	(1,835	)(1)
Accumulated other comprehensive income	107	107

Total stockholders’ equity	30,562	60,638

Total capitalization	$72,293	$95,791

(1)	Reflects, on a pro-forma basis, the write-off of the $0.7 million debt discount related to the payoff of our Senior Notes, which will be recorded as a charge to earnings.

The table above does not include:

•	722,851 shares of our common stock issuable upon exercise of warrants with a weighted average exercise price of $0.86 per share (233,812 shares to be issued upon exercise of warrants with a weighted average exercise price of $0.01 per share and offered for sale in this offering are reflected in the table above);

•	1,540,315 shares of our common stock issuable upon exercise of options with a weighted average exercise price of $0.87 per share (497,184 shares to be issued upon exercise of options with a weighted average exercise price of $1.00 per share are reflected in the table above, of which 238,100 shares are offered for sale in this offering); and

•	up to 542,167 additional shares of our common stock reserved for future issuance under our equity participation plan.

SELECTED FINANCIAL DATA

      The selected financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the consolidated statements of financial condition data as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated statements of financial condition data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which appear elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2002 and 2003 and the consolidated statements of financial condition data as of June 30, 2003 have been derived from our unaudited interim consolidated financial statements that appear elsewhere in this prospectus. These unaudited interim consolidated financial statements include all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of that information. Certain components of selected operating data are not derived from our consolidated financial statements. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

								Six months
								ended June 30,
	Years ended December 31,							(unaudited)

	1998		1999	2000		2001	2002	2002	2003

	(In thousands, except per share, and cost per dollar and personnel data)
Consolidated statements of operations data:
Revenues
Revenue from receivables portfolios(1)	$17,470		$12,917	$15,434		$32,581	$80,961	$33,232	$55,257
Revenue from retained interest	—		7,836	11,679		9,806	5,707	3,218	214
Gain on securitization	9,300		—	—		—	—	—	—
Servicing fees and related revenue	105		7,405	9,447		5,458	3,712	1,875	1,043

Total revenues	26,875		28,158	36,560		47,845	90,380	38,325	56,514

Operating expenses
Salaries and employee benefits	7,472		18,821	23,423		27,428	35,137	17,202	19,129
Other operating expenses	2,200		3,479	6,211		5,708	7,934	3,348	5,011
Cost of legal collections	—		—	129		5,457	11,028	4,469	7,518
General and administrative expenses	1,290		3,019	5,458		5,750	6,314	2,971	3,013
Restructuring charges	—		—	1,388		—	—	—	—
Provision for portfolio losses	—		—	20,886	(2)	—	1,049	—	—
Depreciation and amortization	427		964	2,154		2,481	2,453	1,191	1,013

Total operating expenses	11,389		26,283	59,649		46,824	63,915	29,181	35,684

Income (loss) before interest, other income, and income taxes	15,486		1,875	(23,089)		1,021	26,465	9,144	20,830
Interest expense	(2,982)		(2,166)	(7,829)		(10,945)	(18,592)	(8,012)	(8,956)
Other income (expense), net	(199	)(3)	206	(69)		208	213	157	7,289 (4)

Income (loss) before income taxes	12,305		(85)	(30,987)		(9,716)	8,086	1,289	19,163
(Provision for) benefit from income taxes	(4,950	)(3)	34	7,257		(1,149)	5,703 (5)	(363)	(7,687)

Net income (loss)	7,355		(51)	(23,730	)(2)	(10,865)	13,789	926	11,476
Preferred dividends	—		—	—		—	(440)	(185)	(251)

Net income (loss) available to common stockholders	$7,355		$(51)	$(23,730	)(2)	$(10,865)	$13,349	$741	$11,225

Earnings (loss) per share:
Basic	$1.49		$(0.01)	$(3.20)		$(1.52)	$1.82	$0.10	$1.51
Diluted	$1.47		$(0.01)	$(3.20)		$(1.52)	$0.84	$0.06	$0.58
Weighted-average shares outstanding:
Basic	4,941		5,989	7,421		7,161	7,339	7,265	7,416
Diluted	4,996		5,989	7,421		7,161	16,459	14,936	19,723

								Six months
								ended June 30,
	Years ended December 31,							(unaudited)

	1998		1999	2000		2001	2002	2002	2003

	(In thousands, except per share, and cost per dollar and personnel data)
Cash flow data:
Cash flows provided by (used in):
Operating	$3,434		$(3,405)	$(15,831)		$8,853	$24,690	$5,929	$19,693
Investing	9,155		(59,491)	12,399		(21,773)	(11,158)	3,781	(9,045)
Financing	(8,408)		58,590	3,968		13,444	(14,192)	(9,833)	(7,150)
Selected operating data:
Purchases of receivables portfolios, at cost	$24,762		$51,969	$6,911	(6)	$39,030	$62,525	$23,622	$45,073
Growth in purchases, at cost(7)	35.7%		109.9%	(86.7)%		464.8%	60.2%	24.9%	90.8%
Gross collections for the period	$15,940		$34,877	$66,117		$83,051	$148,808	$69,620	$93,733
Gross collections growth for the period(7)	210.9%		118.8%	89.6%		25.6%	79.2%	92.3%	34.6%
Total active collectors at period end(8)	NAV	(9)	NAV (9)	336		419	435	385	491
Total active employees at period end(8)	446		585	523		583	611	546	691
Average active employees for the period(8)	NAV	(9)	NAV (9)	554		538	573	563	649
Gross collections per average active employee for the period(8)	NAV	(9)	NAV (9)	$119		$154	$260	$124	$144
Total operating expenses per average active employee for the period(8)	NAV	(9)	NAV (9)	$108	(2)	$87	$112	$52	$55
Total operating expenses to gross collections	71.5%		75.4%	90.2	%(2)	56.4%	43.0%	41.9%	38.1%

						As of June 30, 2003
	As of December 31,					(unaudited)

	1998	1999	2000	2001	2002	Actual	Pro-forma

Consolidated statements of financial condition data:
Cash	$4,658	$352	$888	$1,412	$752	$4,250	$27,357	(10)
Restricted cash	—	2,939	2,468	3,053	3,105	593	593
Investment in receivables portfolios	2,052	57,473	25,969	47,001	64,168	76,910	76,910
Investment in retained interest	23,986	30,555	31,616	17,926	8,256	3,798	3,798
Total assets	34,828	101,540	71,101	77,711	89,974	92,357	115,464	(11)
Accrued profit sharing arrangement	—	—	—	2,378	11,180	11,116	11,116
Notes payable and other borrowings, net	7,005	47,418	53,270	69,215	47,689	41,121	34,543	(10)
Capital lease obligations	506	1,262	2,233	1,236	344	610	610
Total debt	7,511	48,680	55,503	70,451	48,033	41,731	35,153	(10)
Total liabilities	20,906	68,512	61,022	80,069	70,432	61,795	54,826	(12)
Total stockholders’ equity (deficit)	13,922	33,028	10,079	(2,358)	19,542	30,562	60,638	(10)

(1)	Includes gains from whole portfolio sales totaling $1.5 million, $0.1 million, and $0.7 million, for the years ended December 31, 1998, 1999, and 2002, respectively.

(2)	Includes impairment charges of $20.9 million against the carrying value of thirty-two receivables portfolios acquired in 1999 and 2000, which increased the operating expenses per average active employee for 2000 by $38,000 and which approximates 31.6% of gross collections for 2000.

(3)	Reflects the reclassification of a net charge of $180,000 related to the early extinguishment of debt that was previously presented as an extraordinary item, through a $295,000 charge to other income and a $115,000 reduction to income tax expense.

(4)	Reflects a non-recurring net pre-tax gain totaling $7.2 million recognized in the first quarter of 2003 upon settlement of a lawsuit against the seller of certain accounts. This resulted in an after tax net gain of $4.4 million or $0.22 per share on a fully diluted basis.

(5)	Reflects a benefit totaling $6.8 million, or $0.41 per share on a fully diluted basis, recognized in the fourth quarter of 2002 resulting from our reinstatement of our net deferred tax asset.

(6)	Includes $2.0 million in receivables portfolios purchased as part of the West Capital acquisition.

(7)	Percentage is calculated by taking the current period amount less the prior period amount and dividing the result by the prior period amount.

(8)	Amounts are unaudited.

(9)	NAV — This information is not available.

(10)	Reflects on a pro-forma basis the effects of this offering (see “Capitalization”).

(11)	Reflects, on a pro-forma basis, the net increase in cash of approximately $23.1 million resulting from this offering.

(12)	Reflects, on a pro-forma basis, the payment of $0.2 million in accrued and unpaid dividends, the $7.5 million repayment of our Senior Notes (which includes accrued interest of $0.2 million), and the write off of the related $0.7 million debt discount resulting from this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our consolidated financial condition and results of operations should be read in connection with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors such as those set forth under “Risk Factors” and elsewhere in this prospectus our actual results may differ materially from those anticipated in these forward-looking statements.

Business Overview

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process which is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We have been in the collection business for 50 years and started purchasing portfolios for our own account approximately 13 years ago. We purchase charged-off credit card receivables and, to a lesser extent, other consumer receivables, including auto loan deficiencies and general consumer loans. From our inception through June 30, 2003, we had invested over $240 million to acquire 6.7 million consumer accounts with a face value of approximately $11.2 billion.

Critical Accounting Policies

      Investment in receivables portfolios; revenue recognition for receivables portfolios. We generally account for our investments in receivables portfolios on the “accrual basis” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” In those circumstances where our forecasted collections do not exceed our carrying values, we account for our investments in receivables portfolios on the “cost recovery method.”

      Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount to face value (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because we expect to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivables portfolios are recorded at cost at the time of acquisition.

      We account for each static pool as a unit (similar to one loan) for the economic life of the pool for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. For our accrual basis receivables portfolios, revenue is recognized based on the effective interest rate determined for each pool applied to each pool’s original cost basis, as increased for revenue earned and decreased for collections and impairments. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool. For our cost recovery portfolios, we do not recognize revenue until the net book value of the portfolio is recovered. After the net book value of a portfolio (whether accrual basis or cost recovery basis) has been fully recovered, all collections on that portfolio are recorded as revenue.

      We monitor and evaluate actual and projected cash flows for each receivables portfolio on a quarterly basis. From mid-2000 through June 30, 2003, management has not increased the forecasted cash flows for any receivables portfolio in which actual cumulative collections have exceeded forecast. On the other hand, we reduce the total forecasted cash flows on receivables portfolios where in management’s judgment, expected collections will be materially less than the remaining forecast. If the remaining forecasted cash flows are in excess of the remaining carrying value, the effective interest is reduced prospectively. If the remaining forecasted cash flows is less than the remaining carrying value, the receivables portfolio is impaired and all of the remaining collections are subsequently applied against book value. We recorded impairment charges of approximately $20.9 million and $1.0 million against the carrying value of portfolios in 2000 and 2002, respectively (see Note 4 to the 2002 consolidated financial statements). No provision for losses was recorded during the year ended December 31, 2001 or during the six-month period ended June 30, 2003.

      On purchases made since mid-2000, our collections, in the aggregate, have exceeded our expectations. As a result, we are in the process of developing a model to estimate the impact of our new collection strategies on the forecasted remaining cash flows of our receivables portfolios. This model will consider all the known data about our accounts, including, among other things, our collection experience, changes in external customer factors in addition to all data known when we acquired the accounts. It is our expectation that the results of this model will be implemented during the fourth quarter of 2003 or first quarter of 2004; however, prior to implementation, substantial validation procedures will be required. Accordingly, the implementation of this model may take more time. The resulting increases or decreases of forecasted cash flows as a result of applying this model, if any, will have a corresponding increase or decrease to our effective interest rates and revenues.

      Contingent Interest. Under the terms of our Secured Financing Facility, once we repay the lender for the notes for each purchased portfolio and we collect sufficient amounts to recoup our initial cash investment in each purchased portfolio, we share in residual collections from the receivables portfolios, net of our servicing fees (“Contingent Interest”) with the lender. We make estimates with respect to the timing and amount of collections of future cash flows from these receivables portfolios. Based on these estimates, we record a portion of our estimated future profit sharing obligation as Contingent Interest Expense. During the years ended December 31, 2001 and December 31, 2002 and the six-month period ended June 30, 2003, we recorded $2.4 million, $13.0 million and $7.0 million, respectively, in Contingent Interest Expense relating to the remaining cash flow sharing agreement. Our accrued profit sharing arrangement related to the Contingent Interest was $2.4 million, $11.2 million and $11.1 million, as of December 31, 2001, December 31, 2002, and June 30, 2003, respectively (see Note 7 to the 2002 consolidated financial statements and Note 8 to our unaudited interim 2003 condensed consolidated financial statements).

      Deferred Court Costs. We contract with an association of attorneys (the “Network”) that acts as a clearinghouse to place accounts for collection with attorneys in most of the 50 states. We generally refer charged-off accounts to the Network when we believe the related debtor has sufficient assets to repay the indebtedness and has to date been unwilling to pay. In connection with our agreement with the Network, we advance certain out-of-pocket court costs (“Deferred Court Costs”). We capitalize these costs in our consolidated financial statements and provide a reserve for those costs that we believe will be ultimately uncollectible. We determine the reserve based on our analysis of court costs that we have advanced, recovered, and anticipate recovering. Deferred Court Costs, net of the valuation reserves, were $1.2 million as of December 31, 2001, $1.2 million as of December 31, 2002; and $1.2 million as of June 30, 2003.

      Income Taxes. We use the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

      SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, we continued to believe that substantial uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, we provided a valuation allowance relating to such items arising in 2001. For the year ended December 31, 2001, the net deferred tax assets were zero after the application of the valuation allowance. For the year ended December 31, 2002, we determined that the utilization of net operating losses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current net tax benefit in the amount of $6.8 million in the fourth quarter of 2002 (see Note 8 to the 2002 consolidated financial statements).

      We utilize estimates in the calculation of our current federal and state income tax liabilities. In our industry, such estimates are subject to substantial interpretation. To the extent federal and state taxing authorities successfully challenge our estimates, we may be required to accelerate the recognition of our revenues or decelerate the recognition of certain of our expenses for income tax reporting purposes. As a result, we may be required to pay income taxes in periods earlier than we currently expect. Revisions to the estimates would not generally result in a material change in the income tax expense we record in our consolidated financial statements. Instead, it would increase or decrease the amount of taxes we currently are required to pay, which would result in a corresponding increase or decrease in the net deferred asset we have reflected in our consolidated statement of financial condition.

Results Of Operations

Six Months Ended June 30, 2003 Compared to June 30, 2002

      The following table summarizes our collections, revenues, operating expenses, and income before taxes (in thousands):

	For the Six Months Ended June 30,

				Percentage
	2003	2002	Change	Change

Gross collections	$93,733	$69,620	$24,113	34.6%
Revenues	$56,514	$38,325	18,189	47.5
as a percentage of gross collections	60.3%	55.0%
Operating expenses	$35,684	$29,181	6,503	22.3
as a percentage of gross collections	38.1%	41.9%
Income before taxes	$19,163 (1)	$1,289	17,874	1,386.7
as a percentage of gross collections	20.4%	1.9%

(1)	Includes the net gain of $7.2 million associated with a litigation settlement.

      Collections. Gross collections for the six months ended June 30, 2003 were $93.7 million compared to gross collections of $69.6 million for the six months ended June 30, 2002, an increase of $24.1 million, or 34.6%. The increased collections are primarily derived from new portfolios purchased since December 2000 utilizing our Secured Financing Facility. Gross collections related to portfolios utilizing our Secured Financing Facility were $75.9 million for the six months ended June 30, 2003, compared to gross collections of $43.0 million for the six months ended June 30, 2002, an increase of $32.9 million, or 76.5%.

      Revenues. Total revenues for the six months ended June 30, 2003 were $56.5 million compared to total revenues of $38.3 million for the six months ended June 30, 2002, an increase of $18.2 million, or 47.5%. The increase in total revenues is primarily the result of a $24.1 million or a 34.6% increase in gross collections from $69.6 million for the six months ended June 30, 2002 to $93.7 million for the six months ended June 30, 2003. The increase is primarily from revenue from receivables portfolios, which increased $22.0 million, or 66.3%, to $55.2 million from $33.2 million for the six months ended June 30, 2003 and 2002, respectively. Revenue from the retained interest in securitized receivables declined by $3.0 million, from $3.2 million for the six months ended June 30, 2002 to $0.2 million for the six months ended June 30, 2003. This reflects declines in cash collections in the underlying portfolios. As a result we lowered our expected yield on the retained interest from approximately 44.4% to 7.2% per annum. The increase was further offset by a decrease in servicing fees of $0.8 million, a 44.4% decrease, from $1.8 million for the six months ended June 30, 2002 to $1.0 million for the six months ended June 30, 2003.

      The $22.0 million increase in revenue from receivables portfolios for the six months ended June 30, 2003 compared to the same period in the prior year is primarily attributable to new portfolios purchased during the third and fourth quarters of 2002, as well as the first quarter of 2003. During the six months ended December 31, 2002, we purchased new portfolios with a face value in excess of $1.6 billion at a cost of $38.9 million, which represented 2.47% of face value. During the three months ended March 31, 2003, we purchased additional portfolios with a face value of $0.6 billion at a cost of $18.8 million, or 3.19% of face value. These purchased portfolios provided $21.2 million of revenue during the six months ended June 30, 2003.

      We service a pool of charged-off consumer accounts on behalf of an unrelated third party. Servicing fees received under this arrangement were $1.0 million and $1.8 million for the six months ended June 30, 2003 and 2002, respectively. In February 2003, we returned all exhausted receivables to the owner. We have, however, retained the servicing rights for those receivables in active work queues and those placed with our attorney network. As a result of this action, we anticipate that the stream of service fee income related to these receivables will continue to decrease.

      The following tables summarize the changes in the balance of the investment in receivables portfolios and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Six Months Ended June 30, 2003

		Cost
	Accrual Basis	Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$63,253	$915	$—	$64,168
Purchases of receivables portfolios	45,073	—	—	45,073
Transfers of portfolios	(1,458)	1,458	—	—
Collections	(79,338)	(1,239)	(5,815)	(86,392)
Portion of litigation settlement proceeds applied to carrying value	(692)	—	—	(692)
Adjustments	(498)	(2)	(4)	(504)
Revenue recognized	49,438	—	5,819	55,257

Balance, end of period	$75,778	$1,132	$—	$76,910

Revenue as a percentage of collections	62.3%	0.0%	100.0%	64.0%

	For the Six Months Ended June 30, 2002

		Cost
	Accrual Basis	Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$45,671	$1,330	$—	$47,001
Purchases of receivables portfolios	23,622	—	—	23,622
Transfers of portfolios	(929)	929	—	—
Collections	(51,870)	(493)	(2,267)	(54,630)
Adjustments	(258)	(131)	—	(389)
Revenue recognized	30,965	—	2,267	33,232

Balance, end of period	$47,201	$1,635	$—	$48,836

Revenue as a percentage of collections	59.7%	0.0%	100.0%	60.8%

      The annualized weighted average effective interest rate for receivables portfolios on the accretion method was 155.2% for the six months ended June 30, 2003, compared to 142.3% for the six months ended June 30, 2002. The increase in the effective interest rate is primarily due to the increasing proportion of our investment in receivables portfolios purchased since mid-2000 that have a higher effective rate than those portfolios purchased prior to mid-2000. The annualized effective interest rate is the accrual rate utilized in recognizing revenue on our accrual basis portfolios. This rate represents the monthly internal rate of return, which has been annualized utilizing the simple interest method. The monthly internal rate of return is determined based on the timing and amounts of actual cash received and the anticipated future cash flow projections for each pool.

      The following table summarizes the changes in the balance of the retained interest and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Six Months
	Ended June 30,

	2003	2002

Balance, beginning of period	$8,256	$17,926
Collections	(4,314)	(9,155)
Amortization of unrealized gain	(358)	(904)
Revenue recognized	214	3,218

Balance, end of period	$3,798	$11,085

Revenue as a percentage of collections	5.0%	35.2%

      The annualized effective interest rate for the retained interest was 7.2% for the six months ended June 30, 2003, compared to 44.4% for the six months ended June 30, 2002. During the first quarter of 2003, we lowered our expected yield on the retained interest based on our estimated net cash flows derived from both historical and projected collections. The decrease in our effective interest rate was the result of a reduction in our expected future collections. The lower expectations were the result of the increasing age of the portfolios and the recent decline in collection performance.

      Operating Expenses. Total operating expenses were $35.7 million for the six months ended June 30, 2003, compared to $29.2 million for the six months ended June 30, 2002, an increase of $6.5 million or 22.3%. This increase is primarily volume-related, driven by a 34.6% increase in gross collections.

      The largest component of total operating expenses is salaries (including bonuses) and employee benefits which increased by $1.9 million or 11.2% to $19.1 million for the six months ended June 30, 2003 from $17.2 million for the six months ended June 30, 2002. The increase in salaries and benefits is the result of an increase in the number of our employees as well as an increase in bonuses due to higher gross collections. We had 691 active employees as of June 30, 2003, and 546 active employees as of June 30, 2002, an increase of 145 employees, or 26.6%. The average number of active employees was 649 and 563 for the six months ended June 30, 2003 and 2002, respectively. Total salaries and benefits as a percentage of collections for the six-month periods ended June 30, 2003 and 2002 were 20.4% and 24.7%, respectively. We believe our success is directly related to our ability to attract and retain skilled employees. The retention rate of experienced collectors (experienced collectors employed at the beginning of the year who remained employed through the end of the period) was 86% and 93% for the six month periods ended June 30, 2003 and 2002, respectively, while the retention rate of inexperienced collectors (inexperienced collectors in our training program employed at the beginning of the year, plus all new hires during the period, who remained employed through the end of the period) was 75% and 72% for the six month periods ended June 30, 2003 and 2002, respectively. Our high collector retention rates along with our innovative alternative collection strategies have resulted in an increase of 16.7% in average monthly gross collections of $24,082 and $20,645 per average active employee during the six months ended June 30, 2003 and 2002, respectively. Our average monthly gross collections were $15.6 million and $11.6 million during the six months ended June 30, 2003 and 2002, respectively.

      Other operating expenses increased approximately $1.7 million, or 49.7%, to $5.0 million for the six months ended June 30, 2003 from $3.3 million for the six months ended June 30, 2002. The increase was primarily a result of a $1.5 million increase in direct mail campaign costs during the six months ended June 30, 2003.

      Cost of legal collections increased 68.2% to $7.5 million for the six months ended June 30, 2003 from $4.5 million for the six months ended June 30, 2002. The $7.5 million in cost of legal collections amounted to 40.3% of gross collections through this channel for the six months ended June 30, 2003. That compares to the cost of legal collections of $4.5 million for the six months ended June 30, 2002, which were 34.7% of gross collections through this channel. This expense reflects costs associated with the business channel dedicated to collecting on accounts that have been determined to be collectible, but which require tactics other than telephone solicitation. The cost of legal collections as a percentage of collections in this channel has increased as a result of a higher provision for uncollectible court costs incurred. The higher provision is based on our analysis of court costs that we have advanced, recovered, and anticipate recovering. The reserve represents those costs that we believe will be ultimately uncollectible.

      General and administrative expenses were consistent at $3.0 million for both periods. We maintained consistent general and administrative expenses despite the increase in gross collections and revenues as discussed above.

      Depreciation expense also remained consistent at $1.0 million and $1.2 million for the six months ended June 30, 2003 and 2002, respectively.

      Interest Expense. The following table summarizes our interest expense (in thousands):

	For the Six Months Ended June 30,

				Percentage
	2003	2002	Change	Change

Stated interest on debt obligations	$1,448	$1,992	$(544)	(27.3)%
Amortization of loan fees and other loan costs	459	1,030	(571)	(55.4)
Contingent interest	7,049	4,990	2,059	41.3

Total interest expense	$8,956	$8,012	$944	11.8

      For the six months ended June 30, 2003, total interest expense including fees and amortization of other loan costs was $9.0 million on average borrowings for the period of $43.4 million, reflecting an effective interest rate of 41.4% for the period. The interest only portion of this total amounted to $1.4 million. The remaining portion of interest expense consists primarily of amortization of loan fees and other loan costs, and contingent interest expense related to the sharing of residual collections with our Secured Financing Facility lender. For the six months ended June 30, 2002, total interest expense including fees and amortization of other loan costs was $8.0 million on average borrowings of $60.3 million, reflecting an effective interest rate of 26.6% for the period. The interest only portion of this total amounted to $2.0 million. The remaining portion of interest expense consists primarily of amortization of loan fees and other loan costs, and contingent interest expense related to the sharing of residual collections with our Secured Financing Facility lender.

      As discussed in Note 8 to the unaudited interim 2003 condensed consolidated financial statements, we expensed $7.0 million and $5.0 million related to the sharing of residual collections with our Secured Financing Facility lender for the six months ended June 30, 2003 and 2002, respectively, resulting in an increase in contingent interest expense of $2.0 million. The $1.0 million increase in total interest expense consisted of a $2.0 million increase in total contingent interest expense offset primarily by a reduction in interest expense reflecting the repayment in full of Securitization 99-1, the Warehouse facility, and the revolving line of credit. These three facilities had a combined debt balance that totaled $24.7 million as of June 30, 2002, and were repaid in full as of June 30, 2003 (see Note 8 to the unaudited interim 2003 condensed consolidated financial statements).

      Other Income and Expense. For the six months ended June 30, 2003, total other income was $7.3 million, compared to $0.2 million for the six months ended June 30, 2002. We recorded a pretax net gain of $7.2 million in other income during the first quarter of 2003 related to a litigation settlement. The net gain is comprised of the net proceeds of $7.9 million, reduced by the carrying value of the related receivables portfolios as of March 31, 2003, which was $0.7 million (see Note 3 to the unaudited interim 2003 condensed consolidated financial statements).

      Income Taxes. For the six months ended June 30, 2003, we recorded an income tax provision of $7.7 million, which is an effective rate of 40.1% of pretax income. For the six months ended June 30, 2002, we recorded an income tax provision of $0.4 million, reflecting an effective rate of 28.2%, which represented the deferred tax impact of the decrease in the unrealized gain on the retained interest (see Notes 6 and 9 to the unaudited interim 2003 condensed consolidated financial statements). The provision for that period excluded taxes on pre-tax income as a result of changes in the valuation reserve on our deferred tax assets, which existed at that time. During the fourth quarter of 2002, we determined that the utilization of net operating losses and other deferred tax assets was more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a tax benefit in the amount of $6.2 million in the fourth quarter of 2002. The utilization of California net operating losses has been suspended by the State of California until 2004. Furthermore, we anticipate utilizing all of our Federal and Arizona state net operating loss carry-forwards during 2003, and expect that we will begin to pay Federal income taxes at the statutory rates on future taxable income in the fourth quarter of 2003.

      Net Income. For the six months ended June 30, 2003, we recognized net income of $11.5 million compared to net income of $0.9 million for the six months ended June 30, 2002.

Year Ended December 31, 2002 Compared to December 31, 2001

      The following table summarizes our collections, revenues, operating expenses, and income before taxes (in thousands):

	For the Years Ended December 31,

				Percentage
	2002	2001	Change	Change

Gross collections	$148,808	$83,051	$65,757	79.2%
Revenues	$90,380	$47,845	42,535	88.9
as a percentage of gross collections	60.7%	57.6%
Operating expenses	$63,915	$46,824	17,091	36.5
as a percentage of gross collections	43.0%	56.4%
Income (loss) before taxes	$8,086	$(9,716)	17,802	183.2
as a percentage of gross collections	5.4%	(11.7)%

      Collections. Gross collections for the twelve months ended December 31, 2002 were $148.8 million compared to gross collections of $83.0 million for the twelve months ended December 31, 2001, an increase of $65.8 million or 79.2%. The increased collections are primarily derived from new portfolios purchased since December 2000 utilizing our Secured Financing Facility. Gross collections related to portfolios utilizing our Secured Financing Facility were $101.1 million for the twelve months ended December 31, 2002 compared to total collections of $21.3 million for the twelve months ended December 31, 2001, an increase of $79.7 million, or 375%.

      Revenues. Total revenues for the twelve months ended December 31, 2002 were $90.3 million compared to total revenues of $47.8 million for the year ended December 31, 2001, an increase of $42.5 million or 88.9%. The increase is primarily due to revenue from receivables portfolios, which increased $48.4 million or 148.5%, to $81.0 million from $32.6 million for the twelve months ended December 31, 2002 and 2001, respectively. This increase is primarily the result of a 79.2% increase in total collections of $65.8 million from $83.0 million in 2001 to $148.8 million in 2002. Revenue from the retained interest in securitized receivables declined by $4.1 million, from $9.8 million for the year ended December 31, 2001. This reflects declines in cash collections in the underlying portfolios. The increase was further offset by a decrease in servicing fees and other related income of $1.8 million, a 32.0% decrease from $5.5 million for the year ended December 31, 2001 to $3.7 million for the year ended December 31, 2002.

      The $48.4 million increase in revenue from receivables portfolios for the year ended December 31, 2002 compared to the year ended December 31, 2001 is primarily attributable to new portfolios purchased during the year ended December 31, 2002. During the twelve months ended December 31, 2002, we acquired new portfolios with a face value of $2.8 billion at a cost of $62.5 million, which represented 2.23% of face value. The majority of these portfolios were purchased utilizing our $75.0 million Secured Financing Facility. These portfolios provided $28.0 million of revenue during 2002. In 2001, we purchased portfolios with a face value of $1.6 billion at a total cost of $39.0 million, which represented 2.51% of face value. These portfolios provided $38.1 million of revenue during 2002, which was an increase from

$15.2 million of revenue during 2001. We acquired substantially all the assets of another financial services company, West Capital Financial Services Corp. (“West Capital”), in May 2000. The portfolios acquired in the West Capital transaction with a face value of $2.4 billion and a cost of $2.0 million generated $1.4 million in revenue during 2002 compared with $4.1 million in 2001, a decrease of $2.7 million. As we expected, revenues on all other portfolios decreased by $1.4 million during 2002 as compared to 2001. Furthermore, certain portfolios that were previously recorded on a cost recovery basis were returned to the accretion method and accounted for $0.9 million of the increase in revenue for the twelve months ended December 31, 2002 (see Notes 4 and 5 to the 2002 consolidated financial statements). We also initiated whole portfolio sales during 2002. The net gain from this initiative totaled $0.7 million, which is reflected in Revenue from receivables portfolios.

      We service a pool of charged-off consumer accounts on behalf of an unrelated third party. Servicing fees received under this arrangement were $3.7 million and $5.5 million for the years ended December 31, 2002 and 2001, respectively. In February 2003, we returned all exhausted receivables to the owner. We have, however, retained the servicing rights for those certain receivables in active work queues and those placed with our attorney network. As a result of this action, we anticipate that the stream of servicing fee income related to those receivables will continue to decrease.

      The following tables summarize the changes in the balance of the investment in receivables portfolios and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Year Ended December 31, 2002

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$45,671	$1,330	$—	$47,001
Purchases of receivables portfolios	62,525	—	—	62,525
Transfers of portfolios	(1,490)	1,490	—	—
Collections	(118,614)	(856)	(4,918)	(124,388)
Provision for portfolio losses	—	(1,049)	—	(1,049)
Adjustments	(882)	—	—	(882)
Revenue recognized	76,043	—	4,918	80,961

Balance, end of period	$63,253	$915	$—	$64,168

Revenue as a percentage of collections	64.1%	0.0%	100.0%	65.1%

	For the Year Ended December 31, 2001

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$20,406	$5,563	$—	$25,969
Purchases of receivables portfolios	39,030	—	—	39,030
Transfers of portfolios	1,271	(1,271)	—	—
Collections	(41,193)	(2,962)	(5,274)	(49,429)
Adjustments	(1,150)	—	—	(1,150)
Revenue recognized	27,307	—	5,274	32,581

Balance, end of period	$45,671	$1,330	$—	$47,001

Revenue as a percentage of collections	66.3%	0.0%	100.0%	65.9%

      The annualized weighted average effective interest rate for receivables portfolios on the accretion method was 160.9% for the twelve months ended December 31, 2002, compared to 87.3% for the twelve months ended December 31, 2001. The increase in the effective interest rate is primarily due to the increasing proportion of our investment in receivables portfolios purchased since mid-2000 that have a higher effective rate than those portfolios purchased prior to mid-2000. The annualized effective interest rate is the accrual rate utilized in recognizing revenue on our accrual basis portfolios. This rate represents the monthly internal rate of return, which has been annualized utilizing the simple interest method. The monthly internal rate of return is determined based on the timing and amounts of actual cash received and the anticipated future cash flow projections for each pool.

      The following table summarizes the changes in the balance of the retained interest and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Years Ended
	December 31,

	2002	2001

Balance, beginning of period	$17,926	$31,616
Collections	(13,929)	(20,675)
Amortization of unrealized gain	(1,448)	(2,871)
Adjustments	—	50
Revenue recognized	5,707	9,806

Balance, end of period	$8,256	$17,926

Revenue as a percentage of collections	41.0%	47.4%

      The annualized effective interest rate for the retained interest was 47.2% for the twelve months ended December 31, 2002, compared to 39.8% for the twelve months ended December 31, 2001.

      Operating Expenses. Total operating expenses were $63.9 million for the year ended December 31, 2002 compared to $46.8 million for the year ended December 31, 2001, an increase of $17.1 million or 36.5%. This increase is primarily volume-related, driven by a 79.2% increase in gross collections. The gross collections for the year ended December 31, 2002 amounted to $148.8 million, up 79.2% or $65.8 million from the $83.0 million of gross collections for the year ended December 31, 2001.

      The largest component of total operating expenses is salaries (including bonuses) and employee benefits which increased by $7.7 million or 28.1% to $35.1 million for the year ended December 31, 2002 from $27.4 million for the year ended December 31, 2001. The increase in salaries and benefits is the result of an increase in the number of our employees as well as the increase in gross collections. We had 611 active employees as of December 31, 2002, and 583 active employees as of December 31, 2001, an increase of 28, or 4.8%. We believe our success is directly related to our ability to attract and retain skilled employees. The retention rate of experienced collectors (experienced collectors employed at the beginning of the year and who remained employed through the end of the period) was 81% and 70% for the years ended December 31, 2002 and 2001, respectively, while the retention rate of inexperienced collectors (inexperienced collectors in our training program employed at the beginning of the year, plus all new hires during the period who remained employed through the end of the period) was 64% and 51% for the years ended December 31, 2002 and 2001, respectively. Our high collector retention rates along with our innovative alternative collection strategies have resulted in an increase of 68.2% in average monthly gross collections of $21,656 and $12,875 per average active employee during the years ended December 31, 2002 and 2001, respectively. Our average monthly gross collections were $12.4 million and $6.9 million during the year ended December 31, 2002 and 2001, respectively. This reflects efficiencies achieved through refining our collection channels and improving the quality of our work force. Also included in salaries in the second quarter of 2002 is a $0.5 million settlement paid to a former executive officer.

      Other operating expenses increased approximately $2.2 million, or 38.6%, to $7.9 million for the year ended December 31, 2002 from $5.7 million for the twelve months ended December 31, 2001. The increase was primarily a result of a $1.3 million increase in direct mail campaign costs and a $0.4 million increase in skip tracing expense during the year ended December 31, 2002.

      Cost of legal collections doubled to $11.0 million for the year ended December 31, 2002 from $5.5 million for the year ended December 31, 2001. The $11.0 million in cost of legal collections amounted to 39.9% of collections through this channel for the year ended December 31, 2002. That compares to the cost of legal collections of $5.5 million for the year ended December 31, 2001, which were 33.4% of gross collection through this channel. This expense reflects costs associated with the business channel dedicated to collecting on accounts that have been determined to be collectible, but which require tactics other than telephone solicitation. The cost of legal collections as a percentage of collections in this channel has increased as a result of a higher provision for uncollectible court costs incurred.

      General and administrative expenses increased to $6.3 million for the twelve months ended December 31, 2002, from $5.7 million for the twelve months ended December 31, 2001. The increase was primarily a result of an increase in insurance costs, which increased $0.6 million from $0.6 million for the year ended December 31, 2001, to $1.2 million for the year ended December 31, 2002. We have been able to leverage our collections, increasing gross collections 79.2% to $148.8 million from $83.1 million during the year ended December 31, 2002 compared to the year ended December 31, 2001, while maintaining a 10.5% increase in general and administrative expenses.

      Depreciation expense remained consistent at $2.5 million for the twelve months ended December 31, 2002 and 2001.

      We recorded a provision for portfolio losses of $1.0 million in the year ended December 31, 2002 related to the impairment of certain receivables portfolios.

      Interest Expense. The following table summarizes our interest expense (in thousands):

	For the Years Ended December 31,

				Percentage
	2002	2001	Change	Change

Stated interest on debt obligations	$3,859	$5,784	$(1,925)	(33.3)%
Amortization of loan fees and other loan costs	1,685	2,783	(1,098)	(39.5)
Contingent interest	13,048	2,378	10,670	448.7

Total interest expense	$18,592	$10,945	$7,647	69.9

      For the year ended December 31, 2002, total interest expense including fees and amortization of other loan costs was $18.6 million on average borrowings for the period of $55.8 million, reflecting an effective interest rate of 33.3% for the period. The interest only portion of this total amounted to $3.9 million. The remaining portion of interest expense consists primarily of amortization of loan fees and other loan costs, and contingent interest expense related to the sharing of residual collections with our Secured Financing Facility lender. For the year ended December 31, 2001, total interest expense including fees and amortization of other loan costs was $10.9 million on average borrowings for the period of $64.2 million, reflecting an effective interest rate of 17.0% for the period. The interest only portion of this total amounted to $5.8 million. The remaining portion of interest expense consists primarily of amortization of loan fees and other loan costs, and contingent interest expense related to the sharing of residual collections with our Secured Financing Facility lender.

      As discussed in Note 7 to the 2002 consolidated financial statements, we expensed $13.0 million and $2.4 million related to the sharing of residual collections with our Secured Financing Facility lender for the years ended December 31, 2002 and 2001, respectively, resulting in an increase in contingent interest expense of $10.6 million.

      Income Taxes. For the year ended December 31, 2002, we recorded an income tax benefit of $5.7 million, which is an effective benefit of 70.5% of pretax income. The provision for 2002 reflects the recognition of an income tax benefit in 2002 resulting from the restoration of a $6.8 million net deferred tax asset (See Note 8 to the 2002 consolidated financial statements). For the year ended December 31, 2001, we recorded an income tax provision of $1.1 million, reflecting an effective rate of 11.8%, which represents the deferred tax impact of the decrease in the unrealized gain on the retained interest (See Notes 5 and 8 to the 2002 consolidated financial statements). The provision for that period excluded taxes on pre-tax income as a result of a change in the valuation reserve on our deferred tax assets, which existed at that time. For the year ended December 31, 2002, we determined that the utilization of net operating losses and other deferred tax assets was more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The utilization of our California net operating losses has been suspended by the state of California until 2004. Furthermore, we anticipate utilizing all of our Federal and Arizona state net operating loss carry-forwards in 2003, and expect that we will begin to pay Federal income taxes at a 34% rate on future taxable income in the fourth quarter of 2003.

      Net Income (loss). Net income for the twelve months ended December 31, 2002 was $13.8 million compared to a net loss of $10.9 million for the twelve months ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      The following table summarizes our collections, revenues, operating expenses, and income before taxes (in thousands):

	For the Years Ended December 31,

				Percentage
	2001	2000	Change	Change

Gross collections	$83,051	$66,117	$16,934	25.6%
Revenues	$47,845	$36,560	11,285	30.9
as a percentage of gross collections	57.6%	55.3%
Operating expenses	$46,824	$59,649	(12,825)	(21.5)
as a percentage of gross collections	56.4%	90.2%
Loss before taxes	$(9,716)	$(30,987)	21,271	68.6
as a percentage of gross collections	(11.7)%	(46.9)%

      Collections. Gross collections for the twelve months ended December 31, 2001 were $83.0 million compared to gross collections of $66.1 million for the twelve months ended December 31, 2000, an increase of $16.9 million or 25.6%. The increased collections are primarily derived from new portfolios purchased since December 2000 utilizing our Secured Financing Facility. Gross collections related to portfolios utilizing our Secured Financing Facility were $21.3 million for the year ended December 31, 2001. We acquired our Secured Financing Facility in late December 2000, and therefore we had no collections related to portfolios utilizing our Secured Financing Facility for the year ended December 31, 2000.

      Revenues. Total revenues for the twelve months ended December 31, 2001 were $47.8 million compared to total revenues of $36.6 million for the year ended December 31, 2000, an increase of $11.2 million or 30.9%. The increase is primarily due to revenue from receivables portfolios, which increased $17.2 million or 111.1%, to $32.6 million from $15.4 million for the twelve months ended December 31, 2001 and 2000, respectively. The increase in total revenues is primarily the result of a $16.9 million or a 25.6% increase in total collections from $66.1 million for the year ended December 31, 2000 to $83.0 million for the year ended December 31, 2001. Revenue from the retained interest in securitized receivables declined by $1.9 million, from $11.7 million for the year ended December 31, 2000 to $9.8 million for the year ended December 31, 2001. This reflected our expected declines in cash collections. The increase was further offset by a decrease in servicing fees and other related income of $3.9 million, a 42.2% decrease, from $9.4 million for the year ended December 31, 2000 to $5.5 million for the year ended December 31, 2001.

      The $17.2 million increase in revenue from receivables portfolios for the year ended December 31, 2001 compared to December 31, 2000 was primarily attributable to new portfolios purchased during the year ended December 31, 2001, as well as the acquisition of certain assets of West Capital and its related portfolios as of May 22, 2000. During the twelve months ended December 31, 2001, we acquired new portfolios with a face value in excess of $1.6 billion at a cost of $39.0 million, which represented 2.51% of face value. These portfolios provided $15.2 million of revenue during 2001. In 2000, we purchased portfolios with a face value of $93.5 million at a total cost of $4.4 million. These portfolios provided $1.3 million of revenue during 2001, which was an increase from $0.6 million during 2000. The portfolios acquired in the West Capital transaction with a face value of $2.4 billion and a cost of $2.0 million generated $4.0 million in revenue during 2001 compared with $4.2 million in 2000, a decrease of $0.2 million. Furthermore, certain portfolios that were previously recorded on a cost recovery basis were returned to the accretion method and accounted for $1.5 million of the increase in revenue for the twelve months ended December 31, 2001 (see Notes 4 and 5 to the 2002 consolidated financial statements).

      The decrease in servicing fees and related income of $3.9 million, or 42.2%, reflects the payoff of the 1998 Securitization notes in September 2000 that resulted in the discontinuation of the related servicing fees at that date. During the twelve months of 2000, servicing fees related to the 1998 Securitization were $3.7 million and the amortization of the remaining servicing liability was $1.4 million compared to no service fees and no amortization of servicing liability for the twelve months of 2001. All subsequent collections for the 1998 Securitization have been applied to the retained interest.

      The decrease in servicing fees related to the 1998 Securitization was partially offset by a $1.2 million increase in servicing fees we received as successor servicer to a pool of charged-off consumer accounts acquired in May 2000 from West Capital. We recorded $5.5 million in servicing fees during the twelve months ended December 31, 2001 for the collections on these receivables during that period. Included in this amount is a $0.8 million non-recurring fee earned for our assistance with the sale of a component of these receivables. For the year ended December 31, 2000, we recognized $4.3 million in fees associated with collections for that period.

      The following tables summarize the changes in the balance of the investment in receivables portfolios and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Year Ended December 31, 2001

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$20,406	$5,563	$—	$25,969
Purchases of receivables portfolios	39,030	—	—	39,030
Transfers of portfolios	1,271	(1,271)	—	—
Collections	(41,193)	(2,962)	(5,274)	(49,429)
Adjustments	(1,150)	—	—	(1,150)
Revenue recognized	27,307	—	5,274	32,581

Balance, end of period	$45,671	$1,330	$—	$47,001

Revenue as a percentage of collections	66.3%	0.0%	100.0%	65.9%

	For the Year Ended December 31, 2000

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$52,510	$4,963	$—	$57,473
Purchases of receivables portfolios	4,433	—	—	4,433
Transfers of portfolios	(29,298)	29,298	—	—
Adjustment for settlements and acquisitions	(370)	—	—	(370)
Provision for portfolio losses	(4,164)	(16,722)	—	(20,886)
Collections	(13,751)	(11,976)	(3,682)	(29,409)
Adjustments	(706)	—	—	(706)
Revenue recognized	11,752	—	3,682	15,434

Balance, end of period	$20,406	$5,563	$—	$25,969

Revenue as a percentage of collections	85.5%	0.0%	100.0%	52.5%

      The annualized weighted average effective interest rate for receivables portfolios on the accretion method was 87.3% for the twelve months ended December 31, 2001, compared to 44.5% for the twelve months ended December 31, 2000. The increase in the effective interest rate is primarily due to the increasing proportion of our investment in receivables portfolios purchased since mid-2000 that have a higher effective rate than those portfolios purchased prior to mid-2000. The annualized effective interest rate is the accrual rate utilized in recognizing revenue on our accrual basis portfolios. This rate represents the monthly internal rate of return, which has been annualized utilizing the simple interest method. The monthly internal rate of return is determined based on the timing and amounts of actual cash received and the anticipated future cash flow projections for each pool.

      The following table summarizes the changes in the balance of the retained interest and the proportion of revenue recognized as a percentage of collections during the following periods (in thousands):

	For the Years Ended
	December 31,

	2001	2000

Balance, beginning of period	$31,616	$30,555
Collections	(20,675)	(7,625)
Amortization of unrealized gain	(2,871)	(2,333)
Adjustments	50	(660)
Revenue recognized	9,806	11,679

Balance, end of period	$17,926	$31,616

Revenue as a percentage of collections	47.4%	153.2%

      The annualized effective interest rate for the retained interest was 39.8% for the twelve months ended December 31, 2001, compared to 35.1% for the twelve months ended December 31, 2000.

      Operating Expenses. Total operating expenses were $46.8 million for the year ended December 31, 2001 compared to $59.6 million for the year ended December 31, 2000, a decrease of $12.8 million or 21.5%.

      The largest component of total operating expenses is salaries (including bonuses) and employee benefits which increased by $4.0 million or 17.1% to $27.4 million for the year ended December 31, 2001 from $23.4 million for the year ended December 31, 2000. The increase in salaries and benefits is the result of an increase in the number of our employees as well as the increase in gross collections. We had 583 active employees as of December 31, 2001, and 523 active employees as of December 31, 2000, an increase of 60, or 11.5%, respectively. We believe our success is directly related to our ability to attract and retain skilled employees. The retention rate of experienced collectors (experienced collectors employed at the beginning of the year and who remained employed through the end of the period) was 70% for the year ended December 31, 2001. Our high collector retention rates along with our innovative alternative collection strategies have resulted in an increase of 29.5% in average monthly gross collections from $9,939 to $12,875 per average active employee during the years ended December 31, 2000 and 2001, respectively. Our average monthly gross collections were $6.9 million and $5.5 million during the year ended December 31, 2001 and 2000, respectively.

      Other operating expenses decreased approximately $0.5 million, or 8.1%, to $5.7 million from $6.2 million for the twelve months ended December 31, 2001 and 2000, respectively. Postage expenses related to direct mail campaign costs also generated an increase of approximately $0.6 million. These increases were offset by a decrease of $0.5 million in telephone expenses reflecting successful negotiation of a rate reduction.

      Cost of legal collections increased by $5.4 million to $5.5 million for the year ended December 31, 2001 from $0.1 million for the year ended December 31, 2000. This increase in collection legal expense reflects costs associated with the initiation of a new channel for collecting on accounts that have been determined to be collectible, but which require tactics other than telephone solicitation. Amounts collected through this channel approximated $16.3 million for the year ended December 31, 2001.

      The increase in general and administrative expenses of $0.3 million, or 5.3%, to $5.8 million from $5.5 million during the twelve months ended December 31, 2001 and 2000, respectively, was primarily due to the rent expense for the addition of the San Diego facility late in the second quarter of 2000 and an increase in insurance costs, partially offset by reductions in business related taxes and licenses and in legal expenses.

      The increase in depreciation and amortization charges of $0.3 million, or 13.6%, to $2.5 million from $2.2 million for the year ended December, 2001 and 2000, respectively, reflected the installation of our call management system in February 2000 combined with the addition of assets obtained by acquisition in May 2000.

      We recorded a provision for portfolio losses of $20.9 million in the year ended December 31, 2000 as a result of impairment of certain receivables portfolios. During the same period, we also recognized restructuring charges of $1.4 million. No such provision or restructuring charges were recorded for the year ended December 31, 2001.

      Interest Expense. The following table summarizes our interest expense (in thousands):

	For the Years Ended December 31,

				Percentage
	2001	2000	Change	Change

Stated interest on debt obligations	$5,784	$6,017	$(233)	(3.9)%
Amortization of loan fees and other loan costs	2,783	1,812	971	53.6
Contingent interest	2,378	—	2,378	—

Total interest expense	$10,945	$7,829	$3,116	39.8

      For the year ended December 31, 2001, total interest expense including fees and amortization of other loan costs was $10.9 million on average borrowings for the period of $64.2 million, reflecting an effective interest rate of 17.0% for the period. The interest only portion of this total amounted to $5.8 million. The remaining portion of interest expense consists primarily of amortization of loan fees and other loan costs, and contingent interest expense related to the sharing of the residual collections with our Secured Financing Facility lender. For the year ended December 31, 2000, total interest expense was $7.8 million on average borrowings for the period of $50.3 million, reflecting an effective interest rate of 15.6%. The interest only portion of this total amounted to $6.0 million. The increase in total interest expense is due to increased note insurer premiums provided in the amendments to the Warehouse Facility and Securitization 99-1 financing agreements (see in Note 4 to the 2002 consolidated financial statements), combined with contingent interest expense related to the sharing of our residual collections with the Secured Financing Facility lender (see Note 6 to the 2002 consolidated financial statements) totaling $2.4 million for the twelve months ended December 31, 2001, and partially offset by lower overall interest rates.

      As discussed in Note 7 to the 2002 consolidated financial statements, we accrued $2.4 million related to the sharing of residual collections with our Secured Financing Facility lender for the year ended December 31, 2001. We acquired our Secured Financing Facility in December 2000, and therefore did not accrue contingent interest expense related to the sharing of residual collections with our Secured Financing lender for the year ended December 31, 2000.

      Other Income and Expense. During the year ended December 31, 2001, we recognized other income of $0.2 million that represents interest income and refunds for business taxes overpaid during 1999 and 2000. This compares to $0.1 million in other expenses for the year ended December 31, 2000 that was principally made up of losses on disposal of assets at our former Hutchinson, Kansas facility, and partially offset by interest income.

      Income Taxes. For the year ended December 31, 2001, we recorded an income tax provision of $1.1 million, reflecting an effective rate of 11.8%, which represents the deferred tax impact of the decrease in the unrealized gain on the retained interest (See Notes 1 and 8 to the 2002 consolidated financial statements). For the year ended December 31, 2000, we recorded a benefit of $7.3 million, reflecting an effective rate of 23.4%. The provision for 2001 and the lower effective tax benefit for 2000 is a result of our recording a valuation reserve for our deferred tax assets because of the uncertainty of the recovery of the tax assets that were recorded.

      Net Loss. The net loss for the twelve months ended December 31, 2001 was $10.9 million compared to a net loss of $23.7 million for the twelve months ended December 31, 2000.

Liquidity and Capital Resources

Liquidity

      For the six months ended June 30, 2003, we realized net income of $11.5 million, which included the after tax effect of $4.4 million resulting from a litigation settlement (see Note 3 to the unaudited interim 2003 condensed consolidated financial statements). For the twelve months ended December 31, 2002, we realized net income of $13.8 million, which included the restoration of a $6.8 million net deferred tax asset (see Note 8 to the 2002 consolidated financial statements). After taking into consideration the forgiveness of certain debt and the issuance of new equity occurring during the first quarter of 2002, stockholders’ equity increased to $19.5 million at December 31, 2002, as compared to a deficit of $2.4 million at December 31, 2001. As of June 30, 2003, our stockholders’ equity increased to $30.6 million. We are in compliance with all covenants under our financing arrangements. We achieved positive cash flows from operations of $19.7 million during the first six months of 2003, as compared to $5.9 million for the same period in 2002. We also achieved positive cash flows from operations of $24.7 million during the year ended December 31, 2002, as compared to $8.9 million in the year ended December 31, 2001. We also achieved six consecutive quarters of positive net income.

      We believe that there is sufficient liquidity to fund operations for at least the next 12 months, given our expectation of continued positive cash flows from operations, the transactions that occurred in February 2002 (see Note 4 to the unaudited interim 2003 condensed consolidated financial statements), the availability under the Revolving Line of Credit (see Note 8 to the unaudited interim 2003 condensed consolidated financial statements) and Secured Financing Facility (see Note 8 to the unaudited interim 2003 condensed consolidated financial statements), the repayment of Securitization 99-1 and the Warehouse facility (see Note 6 to the unaudited interim 2003 condensed consolidated financial statements), and our recent Secured Financing (see Note 14 to the unaudited interim 2003 condensed consolidated financial statements). However, there can be no assurances that we will successfully sustain profitable operations, continue to generate positive cash flow from operations, be able to renew our financing arrangements, and continue to satisfy our covenants related to debt financing.

Capital Resources

      The following sets forth our various sources of external liquidity established in recent periods. Effective as of the closing of this offering, we will have terminated, paid off or redeemed each of these instruments, except for our Secured Financing and our Secured Financing Facility, under which we are required to provide the lender the opportunity to fund all of our purchases of charged-off credit card receivables with advances on such facility through the end of 2004, and our revolving line of credit, which currently has no outstanding balance.

      Secured Financing. On July 25, 2003, through a wholly-owned, bankruptcy-remote, special-purpose entity, we entered into a $1.8 million secured financing arrangement (the “Secured Financing”). The Secured Financing provided for a 75% advance rate with respect to four purchased receivables portfolios of alternate paper types. Interest accrues at 15.0% and is payable weekly. This note has a maturity date not to exceed October 25, 2005. This Secured Financing is collateralized by charged-off receivables from three receivables portfolios, with an aggregate carrying value of $1.3 million as of June 30, 2003 plus an additional receivables portfolio with a net carrying value of $1.1 million that was purchased in July 2003, for an aggregate carrying value of $2.4 million. This financing arrangement does not require us to share residual collections with the lender. The assets pledged under this financing, together with their associated cash flows, would not be available to satisfy claims of our general creditors (see Note 14 to the unaudited interim 2003 condensed consolidated financial statements).

      Secured Financing Facility. On December 20, 2000, through a wholly-owned bankruptcy-remote, special-purpose entity, we entered into a $75.0 million secured financing facility (the “Secured Financing Facility”), which expires on December 31, 2004. The Secured Financing Facility generally provides for a

90% advance rate with respect to each qualified receivables portfolio purchased. Interest accrues at the prime rate plus 3.0% per annum and is payable weekly. The applicable interest rate is 1.0% lower on outstanding amounts in excess of $25.0 million. Notes to be issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and we have been repaid our investment, we share with the lender the residual collections from the receivables portfolios, net of our servicing fees. The sharing in residual cash flows continues for the entire economic life of the receivables portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility, which is December 31, 2004.

      The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors against us. In conjunction with the Secured Financing Facility, we issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments, all of which are exercisable as of June 30, 2003.

      We are required to give the lender the opportunity to fund all of our purchases of charged-off credit card receivables with advances on the Secured Financing Facility. From the inception of the Secured Financing Facility through June 30, 2003, we purchased portfolios utilizing this facility at an aggregate purchase price of $143.3 million ($128.3 million of which was financed through this facility). As of June 30, 2003, there was $34.5 million outstanding under the facility (see Note 8 to the unaudited interim 2003 condensed consolidated financial statements). During the six months ended June 30, 2003, we repaid $29.4 million in principal, $1.0 million in interest and $7.1 million in contingent interest pursuant to the residual collections sharing arrangement under the Secured Financing Facility.

      As discussed in Note 8 of the unaudited interim 2003 condensed consolidated financial statements, we currently fund our credit card portfolio purchases through our Secured Financing Facility. This facility generally provides a 90% advance rate with respect to each qualified receivables portfolio purchased.

      The following table summarizes our repayment of debt related to our receivable purchases under the Secured Financing Facility for the following periods as of June 30, 2003 (in millions):

	Secured
	Financing Facility	Remaining
	Original	Balance as		Percent
Period	Borrowings	of June 30, 2003		Remaining

2001	$35.0	Less than $	0.1	0.1%
Q1 2002	11.7		0.1	1.2
Q2 2002	9.4		0.7	6.9
Q3 2002	18.1		1.8	10.1
Q4 2002	15.1		6.3	41.9
Q1 2003	17.0		8.2	48.2
Q2 2003	22.0		17.4	79.0

Total	$128.3		$34.5	26.9

      Revolving Line of Credit. We entered into the Seventh Amended and Restated Promissory Note effective April 10, 2003 to renew our revolving line of credit. Availability under the revolving line of credit, which carries interest at the Prime Rate and matures on April 15, 2004, was reduced from $15.0 million to $5.0 million. Certain stockholders of Encore have guaranteed this unsecured revolving line of credit. In connection with the guaranties, we pay an aggregate fee of $75,000 per quarter to certain of the guarantors/ stockholders. See “Related Party Transactions — Guarantees of Line of Credit.”

      At June 30, 2003, there were no outstanding borrowings under the $5.0 million line of credit. At December 31, 2002, we had outstanding borrowings of $3.9 million and available unused lines of credit in the amount of $11.1 million under this facility. Unrestricted cash as of June 30, 2003 was $4.2 million compared to $0.8 million at December 31, 2002. As a result of the recent increase in cash generated from operations, we have not borrowed under this line. Following the successful conclusion of this offering, this facility will be allowed to expire.

      Securitizations. In 1998, we engaged in a securitization transaction that was treated as a sale and not as a secured financing transaction. We recorded a retained interest in securitized receivables. The retained interest is collateralized by the credit card receivables that were securitized, adjusted for amounts owed to the noteholders. At the time of the transaction, we recorded the retained interest at an allocated basis in the amount of $15.8 million based on its relative fair value. The allocated basis was then adjusted to its fair market value with the difference resulting in an unrealized gain, net of deferred income taxes, recorded as other comprehensive income within the accompanying consolidated statements of stockholders’ equity. The unrealized gain is recalculated on a quarterly basis with the change recorded within the consolidated statements of stockholders’ equity. The income accrued on the retained interest was $9.8 million and $5.7 million for the years ended December 31, 2001 and 2002 respectively, and $0.2 million for the six months ended June 30, 2003. Since repaying the note in September 2000, we have retained all collections of the underlying securitized receivables.

      On March 31, 1999, through a bankruptcy remote, special purpose subsidiary, we entered into a $35 million securitized receivables acquisition facility (the “Warehouse Facility”), that was structured as a term loan with a final payment date of December 15, 2004. As of December 31, 2002, the balance outstanding under this facility was $5.6 million (see Note 7 to the 2002 consolidated financial statements). The facility accrued interest at 1.17% plus the one-week London interbank offered rate (“LIBOR”) totaling 2.67% per annum at December 31, 2002. The Warehouse Facility was repaid in full on April 15, 2003, including the deferred insurance premium discussed below.

      On January 18, 2000, through a bankruptcy remote, special purpose subsidiary, we issued securitized non-recourse notes in the amount of $28.9 million, bearing interest at 10% per annum (“Securitization 99-1”). The outstanding balance under this facility was $6.6 million at December 31, 2002 (see Note 7 to the 2002 consolidated financial statements). The Warehouse facility and Securitization 99-1 were insured through a financial guaranty insurance policy. The insurance policy required the payment of base premium on a monthly basis and an additional premium, which was due at the debt maturity. The deferred premium totaled $1.3 million and $1.8 million at December 31, 2001 and 2002, respectively, which was reflected in accounts payable and accrued liabilities (see 2002 consolidated financial statements). The Securitization 99-1, including the deferred insurance premium, was repaid in full on April 15, 2003.

      Senior Notes. In January 2000, we obtained additional financing through the issuance of $10.0 million principal amount Senior Notes to an institutional investor. The notes are our unsecured obligations, but are guaranteed by Midland Credit and by Triarc Companies, Inc. In connection with the issuance of the notes, we issued warrants to the note holders and Triarc to acquire up to an aggregate of 528,571 shares of our common stock at an exercise price of $0.01 per share. The notes require semiannual interest payments on January 15 and July 15; however, during the first two years the notes were outstanding, interest was paid-in-kind through the issuance of additional 12% Senior Notes.

      On February 22, 2002, the institutional investor forgave $5.3 million of outstanding debt, consisting of a $2.8 million reduction in the original note balance, the forgiveness of $1.9 million in payment-in-kind notes, and the forgiveness of $0.6 million in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 2 to the 2002 consolidated financial statements). In conjunction with the debt forgiveness, capitalized loan costs totaling $0.1 million and debt discount totaling $0.5 million were written-off. The net gain on debt forgiveness totaling $4.7 million was reflected as an adjustment to stockholders’ equity. Furthermore, the terms of the Senior Notes and Payment-In-Kind Notes were revised. The remaining $7.25 million Senior Notes now bear interest at 6% per annum until July 15, 2003, and will bear interest at 8% per annum from July 16, 2003 to January 15, 2007, when the entire unpaid amount is due. Since February 2002, we have elected to make interest payments in cash. We intend to prepay in full the Senior Notes with a portion of the proceeds of this offering, at par, in accordance with their terms.

      Preferred Stock. In a transaction related to the forgiveness of debt discussed above, certain existing stockholders and their affiliates (the “Purchasers”) made an additional $5.0 million investment in Encore to purchase 1,000,000 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into ten shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The last reported sale price of our common stock prior to such investment was $0.35 per share. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of our common stock on a collective basis. This sale of preferred stock increased our net worth by $4.6 million. The preferred stock is entitled to dividends and other significant rights and privileges (see Note 2 to the 2002 consolidated financial statements). Concurrently with the closing of this offering, the holders of our Series A Convertible Preferred Stock have agreed to convert the 1,000,000 shares of Series A Convertible Preferred Stock into 10,000,000 shares of our common stock.

Cash Flows and Expenditures

Six Months Ended June 30, 2003 Compared to June 30, 2002

      The following table summarizes collections for the six months ended June 30, 2003 and 2002 (in thousands):

	Six Months Ended June 30,

				Percentage
	2003	2002	Change	Change

Owned credit card portfolios	$84,790	$53,460	$31,330	58.6%
Owned alternative paper portfolios	1,602	1,170	432	36.9
Retained interest	4,314	9,155	(4,841)	(52.9)
Serviced portfolios	3,027	5,835	(2,808)	(48.1)

Gross collections	$93,733	$69,620	$24,113	34.6

      We collected $93.7 million during the six months ended June 30, 2003 from all portfolios, an increase of $24.1 million, or 34.6%, from the $69.6 million collected during the six months ended June 30, 2002. The source of the improvement was approximately $32.9 million from the Secured Financing Facility portfolios, offset by a decrease of $1.2 million in collections from other owned portfolios and by a decrease in collections on the retained interest of $4.8 million.

      Collections on serviced portfolios decreased by $2.8 million during the six months ended June 30, 2003 compared to June 30, 2002. During the six months ended June 30, 2003 we collected approximately $3.0 million on serviced portfolios compared to approximately $5.8 million during the six-month period ended June 30, 2002. In February 2003, we returned all exhausted receivables to the owner of these portfolios; however, we have retained the servicing rights for certain receivables in active work queues and those placed with our attorney network. As a result of this action, we anticipate a decline in servicing fee income related to these receivables.

      During 2001, we resumed purchasing charged-off unsecured consumer loans and auto loan deficiencies. We spent $2.7 million and $1.5 million to purchase these types of loans during the six months ended June 30, 2003 and 2002, respectively. Collections related to all charged-off unsecured consumer loans and auto loan deficiencies amounted to $1.6 million and $1.2 million for each of the six-month periods ended June 30, 2003 and 2002, respectively.

      We currently utilize various business channels for the collection of charged-off credit cards and other receivables. The following table summarizes the collections by collection channel (in thousands):

	Six Months Ended June 30,

				Percentage
	2003	2002	Change	Change

Collection sites	$60,155	$47,116	$13,039	27.7%
Legal collections	18,636	12,870	5,766	44.8
Sales	12,288	6,376	5,912	92.7
Other	2,654	3,258	(604)	(18.5)

Gross collections	$93,733	$69,620	$24,113	34.6

      Cash flows from operations improved $13.8 million from $5.9 million for the six months ended June 30, 2002 to $19.7 million for the six months ended June 30, 2003. This reflects the non-recurring net proceeds from a litigation settlement of $7.2 million as well as the $24.1 million increase in gross collections from the six months ended June 30, 2002 to six months ended June 30, 2003.

      Our primary investing activity is the purchase of charged-off receivables portfolios. We purchase receivables portfolios directly from issuers and from resellers as well as through brokers that represent various issuers. Purchases affect cash flows in two ways. In periods in which we make portfolio purchases, we generally provide ten to twenty-five percent of each portfolio’s purchase price as our equity contribution. In subsequent periods, recoveries on the purchased portfolios produce cash flow. We carefully evaluate portfolios to bid on only those that meet our selective targeted return profile.

      We paid $45.1 million for charged-off receivables during the six months ended June 30, 2003, up $21.5 million or 90.8% from the $23.6 million paid during the six months ended June 30, 2002. The following table summarizes the purchases we have made by quarter, and the respective average purchase prices (in thousands):

				Average
				Purchase Price
	# of Accounts	Face Value	Purchase	as a Percentage
Quarter	Purchased	Purchased	Price	of Face

Q1 2002	331	$717,822	$13,145	1.83%
Q2 2002	386	514,591	10,478	2.04
Q3 2002	752	981,471	21,002	2.14
Q4 2002	380	591,504	17,900	3.03
Q1 2003	380	589,356	18,802	3.19
Q2 2003	982	1,177,205	26,271	2.23

      We recovered, in excess of revenue recognized on the accretion method, $35.9 million against the cost basis of our portfolios and our investment in the retained interest during the six months ended June 30, 2003; up $8.6 million from the recoveries of $27.3 million for the six months ended June 30, 2002.

      The following table summarizes our purchases and related collections per year of purchase. The purchase prices have been adjusted for put-backs, account recalls and replacements, purchase price rescissions, and the impact of an acquisition in 2000 (in thousands):

	Adjusted	Cumulative	Collections To Date
	Purchase	Collections Through	as a Multiple of
Year of Purchase	Price	June 30, 2003	Purchase Price

2000	$6,156	$19,101	3.1	x
2001	38,478	93,976	2.4
2002	61,544	89,218	1.4
2003 (six months)	44,902	17,974	0.4

Total	$151,080	$220,269	1.5

      The following table summarizes the concentration of our purchases by seller by year for the following periods adjusted for put-backs, account recalls and replacements, purchase price rescissions, and the impact of an acquisition in 2000 (in thousands):

	Concentration of Initial Purchase Cost by Seller

	2000			2001		2002		Six Months — 2003		Total

	Cost		%	Cost	%	Cost	%	Cost	%	Cost	%

Seller 1	—		—	$13,222	33.9%	$20,223	32.3%	$14,615	32.4%	$48,060	31.3%
Seller 2	—		—	2,292	5.9	23,463	37.5	3,862	8.6	29,617	19.3
Seller 3	—		—	2,463	6.3	5,214	8.3	15,435	34.2	23,112	15.0
Seller 4	—		—	8,871	22.7	3,780	6.1	—	—	12,651	8.2
Seller 5	—		—	8,375	21.4	398	0.6	—	—	8,773	5.7
Seller 6	—		—	1,167	3.0	—	—	4,773	10.6	5,940	3.9
Seller 7	$1,397		20.2%	—	—	1,218	2.0	—	—	2,615	1.7
Seller 8	2,590		37.5	—	—	—	—	—	—	2,590	1.7
Seller 9	1,078		15.6	—	—	—	—	—	—	1,078	0.7
Seller 10	729		10.5	—	—	—	—	—	—	729	0.5
Other	1,117		16.2	2,640	6.8	8,229	13.2	6,388	14.2	18,374	12.0

	$6,911	(1)	100.0%	$39,030	100.0%	$62,525	100.0%	$45,073	100.0%	$153,539	100.0%

Adjustments	(755)			(552)		(981)		(171)		(2,459)

Adjusted cost	$6,156			$38,478		$61,544		$44,902		$151,080

(1)	Includes $2.0 million in receivables portfolios purchased as part of the West Capital acquisition.

      Capital expenditures for fixed assets were $0.9 million for the six months ended June 30, 2003. During the six months ended June 30, 2003, $0.5 million of the capital expenditures were funded through a capital lease. The remaining capital expenditures were funded with internal cash flow.

      Net cash used in financing activities was $7.2 million for the six months ended June 30, 2003, compared to $9.8 million used for the six months ended June 30, 2002. This reflected $46.6 million in repayment of principal during the six months ended June 30, 2003 and was partially offset by borrowings of $40.0 million during the six months ended June 30, 2003 to fund new portfolio purchases. The repayment of principal includes the repayment in full of Securitization 99-1 and the Warehouse facility as discussed in Notes 3 and 6 of the unaudited interim 2003 condensed consolidated financial statements. This compares to borrowings of $28.1 million for the six months ended June 30, 2002 to fund new portfolio purchases and $41.9 million in repayment of principal during the six months ended June 30, 2002 under our existing portfolio financing facilities. Also during the six months ended June 30, 2002, we received $4.6 million in net proceeds from the sale of our Series A Convertible Preferred Stock.

Year Ended December 31, 2002 Compared to December 31, 2001.

      The following table summarizes the collections by collection channel (in thousands):

	Years Ended December 31,

				Percentage
	2002	2001	Change	Change

Collection sites	$94,997	$64,160	$30,837	48.1%
Legal collections	27,620	16,325	11,295	69.2
Sales	18,545	1,768	16,777	948.9
Other	7,646	798	6,848	858.1

Gross collections	$148,808	$83,051	$65,757	79.2

      We collected $148.8 million during the year ended December 31, 2002 from all portfolios, an increase of $65.8 million, or 79%, from the $83.0 million collected during 2001. Collections on owned portfolios increased by approximately $67.9 million or 97% from approximately $70.1 million during the year ended December 31, 2001 to approximately $138.0 million for the year ended December 31, 2002. The source of the improvement was approximately $79.7 million from the Secured Financing Facility portfolios. Offsetting this improvement was a $2.4 million reduction in collections on the 99-1 Securitization, a $1.0 million reduction in collections on the Warehouse Facility, a $1.5 million reduction from wholly owned portfolios, and a $6.7 million reduction in the 98-1 Securitization.

      The $67.9 million increase in collections on owned portfolios is offset by approximately $2.5 million in lower collections related to serviced portfolios. During the year ended December 31, 2001, we collected approximately $13.0 million on serviced portfolios compared to approximately $10.5 million during the year ended December 31, 2002. In February 2003, we returned all exhausted receivables to the owner of these portfolios; however, we have retained the servicing rights for receivables placed in the attorney network. As a result of this change, servicing fee income will decline in 2003.

      We currently utilize various business channels for the collection of charged-off credit cards and other receivables. During 2001 and 2002, we resumed purchasing charged-off unsecured consumer loans and auto loan deficiencies. We purchased $0.4 million and $1.5 million in unsecured consumer loans in 2001 and 2002, respectively. Collections related to the unsecured consumer loans amounted to $0.1 million in 2001 and $2.9 million in 2002. We also purchased $0.4 million in auto loan deficiencies in December 2002.

      Cash flow from operations improved $15.8 million from $8.9 million for the year ended December 31, 2001 to $24.7 million for the year ended December 31, 2002. First, this reflects the 79% growth in total gross collections of $65.8 million from 2001 to 2002. Additionally, we improved our ratio of total cash basis operating expenses and interest to total gross collections from 60% in 2001 to 44% in 2002. The combination of these two trends resulted in the cash from operations increasing from a 11% retention of gross collections in 2001 to a 17% retention in 2002.

      Our primary investing activity is the purchase of new receivables portfolios. We purchase receivables portfolios directly from issuers and from resellers as well as from brokers that represent various issuers. Purchases affect cash flows in two ways. In periods in which we make portfolio purchases, we provide 10% of each portfolio’s purchase price (25% for certain non-credit card receivables purchased) as our equity contribution. In subsequent periods, recoveries on the purchased portfolios produce cash flow. We carefully evaluate portfolios to bid on only those that meet our selective targeted return profile.

      We purchased $62.5 million in new receivables during the year ended December 31, 2002, up $23.5 million or 60% from the $39.0 million purchased during 2001. In addition, we recovered $51.2 million in collections against the cost basis of our portfolios and our investment in the retained interest in 2002; up $34.8 million, or 212.2%, from the recoveries of $16.4 million of recoveries during 2001.

      Capital expenditures for fixed assets and capital leases were $0.7 million for the year ended December 31, 2002 compared to $0.4 million for the year ended December 31, 2001. During the years ended December 31, 2002 and December 31, 2001, all purchases of capital expenditures were funded with internal cash flow.

      Net cash used in financing activities was $14.2 million for the year ended December 31, 2002, compared to $13.4 million provided by financing activities during the year ended December 31, 2001. This reflected $79.7 million in repayment of principal in 2002 under our existing portfolio financing facilities, and which was partially offset by borrowings of $62.2 million in 2002 used to fund new portfolio purchases. These compare to borrowings of $28.9 million in 2001 to fund new portfolios purchases and $14.4 million in repayment of principal in 2001 under our existing portfolio financing facilities.

      In addition, we obtained net proceeds of $4.6 million from the sale of the Series A Convertible Preferred Stock during 2002.

Year Ended December 31, 2001 Compared to December 31, 2000.

      The following table summarizes the collections by collection channel (in thousands):

	Years Ended December 31,

				Percentage
	2001	2000	Change	Change

Collection sites	$64,160	$61,546	$2,614	4.2%
Legal collections	16,325	2,655	13,670	514.9
Sales	1,768	1,916	(148)	(7.7)
Other	798	—	798	—

Gross collections	$83,051	$66,117	$16,934	25.6

      We collected $83.0 million during the year ended December 31, 2001 from all portfolios, an increase of $16.9 million, or 26%, from the $66.1 million collected during 2000. Collections on owned portfolios increased by approximately $33.1 million or 89% from approximately $37.0 million during the year ended December 31, 2000 to approximately $70.1 million for the year ended December 31, 2001. Sources of the improvement were approximately $13.0 million from the residual asset retained in the 98-1 Securitization; approximately $20.7 million from the Secured Financing Facility portfolios; and $1.7 million from wholly owned portfolios. Offsetting this improvement was a $1.5 million reduction in collections on the 99-1 Securitization and a $0.8 million reduction in collections on our Warehouse Facility.

      The $33.1 million increase in collections on owned portfolios is offset by approximately $16.1 million in lower collections related to serviced portfolios. During the year ended December 31, 2000 we collected approximately $29.1 million on serviced portfolios compared to approximately $13.0 million during the year ended December 31, 2001. The decrease of $16.1 million was comprised of a $13.1 million decrease in the 98-1 Securitization and a decrease of $3.0 million in collections in our unrelated third party servicing.

      During 2001 we resumed purchasing charged-off unsecured consumer loans, purchasing some $0.4 million in unsecured consumer loans in 2001. Collections related to the unsecured consumer loans amounted to $0.1 million in 2001. Cash flow from operations improved $24.7 million from net cash of $15.8 million used in operations for the year ended December 31, 2000 to net cash of $8.9 million provided by operations for the year ended December 31, 2001. First, this reflects the 26% growth in total gross collections of $16.9 million from 2000 to 2001. Additionally, we shifted our collections strategy to wholly-owned portfolios while concurrently reducing the amounts collected on behalf of third parties by $16.1 million from 2000 to 2001. Also, we began to improve our ratio of total cash retained (gross collections less cash basis operating expenses and interest to gross collections) after operating expenses and interest to total gross collections from 31% in 2000 to 40% in 2001. The combination of these three trends resulted in the cash from operations increasing from spending 24% more than gross collections in 2000 to an 11% retention of gross collections in 2001.

      In 2001, we began to increase the volume of our purchases. During most of 2000, we did not have access to a financing facility to purchase new portfolios. On December 20, 2000, we entered into a $75 million secured financing facility that was utilized to fund the 2001 purchases. We purchased $39.0 million in new receivables during the year ended December 31, 2001, up $34.6 million or 786% from the $4.4 million purchased during 2000. In addition, we recovered $16.4 million in collections against the cost basis of our portfolios in 2001, up slightly from the $15.9 million of recoveries against the cost basis of our portfolios in 2000.

      Capital expenditures for fixed assets and capital leases were $0.4 million for the year ended December 31, 2001 compared to $2.5 million for the year ended December 31, 2000. The 2000 capital expenditures reflect the installation of our call management system. During the year ended December 31, 2001, purchases of capital expenditures were funded with internal cash flow. During the year ended December 30, 2000, capital expenditures were funded primarily from bank borrowings, capital leases and recoveries on receivables portfolios.

      Net cash provided by financing activities was $13.4 million for the year ended December 31, 2001, which included the repayment of financings under existing facilities of $14.4 million, offset by borrowings of $28.9 million used to fund new portfolio purchases. For the twelve months ended December 31, 2000, net cash provided by financing activities was $4.0 million which is the excess of the proceeds of $66.4 million over the $59.6 million in debt financings and $1.9 million in capitalized loan costs related to the financings.

Future Contractual Cash Obligations

      The following table summarizes our future contractual cash obligations as of June 30, 2003 (in thousands):

	2003	2004	2005	2006	2007	Thereafter	Total

Capital lease obligations	$130	$202	$193	$85	$—	$—	$610
Operating leases	357	800	390	390	390	292	2,619
Employment agreements	302	151	—	—	—	—	453
Debt — fixed principal payments (Senior Notes)	—	—	—	—	7,250	—	7,250
Debt — variable principal payments (Secured Financing Facility)	17,803	16,236	504	—	—	—	34,543

Total contractual cash obligations	$18,592	$17,389	$1,087	$475	$7,640	$292	$45,475

      Repayments under our Secured Financing Facility are predicated on our cash collections from the underlying secured receivables portfolios; however, repayment must be made no later than 27 months with respect to each advance. The table reflects the repayment of the loans under our Secured Financing Facility based upon our expected cash collections, which reflects repayments earlier than the 27-month required date. The table reflects the repayment of our Senior Notes on their contractual date of maturity; however, we intend to repay this obligation upon the completion of this offering.

      This table does not include future interest or future contingent interest payments. For additional information on our debt and lease commitments see Note 8 to our unaudited interim 2003 condensed consolidated financial statements and Note 7 to the 2002 consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

      Our exposure to market risk relates to interest rate risk associated with our variable rate borrowings. As of June 30, 2003, we had total variable rate borrowings of $34.5 million, which consisted of our Secured Financing Facility (see Note 8 to the unaudited interim 2003 condensed consolidated financial statements).

      Changes in short-term interest rates also affect our earnings as a result of our borrowings under bank borrowing agreements. If the market interest rates for line of credit and other variable rate agreements increase at an average of 10%, interest expense would increase, and income before income taxes would decrease by approximately $0.2 million, on an annualized basis, based on the amount of related outstanding borrowings as of June 30, 2003 of $34.5 million.

      Conversely, if market interest rates decreased an average of 10%, our interest expense would decrease, thereby increasing income before income taxes by approximately $0.2 million, on an annualized basis, based on borrowings as of June 30, 2003.

New Accounting Pronouncements

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for Encore on July 1, 2003. We do not expect the adoption of SFAS No. 150 to have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The implementation of SFAS No. 148 did not have a material effect on the our consolidated financial position or results of operations, as we continue to account for stock-based compensation under the intrinsic value model.

Inflation

      We believe that inflation has not had a material impact on our results of operations during the three years and six months from January 1, 2000 to June 30, 2003, as inflation rates generally remained at historically low levels.

BUSINESS

Overview

      We are a systems-driven purchaser and manager of charged-off consumer receivables portfolios. We acquire these portfolios at deep discounts from their face values using our proprietary valuation process which is based on the consumer attributes of the underlying accounts. Based upon our ongoing analysis of these accounts, we employ a dynamic mix of collection strategies to maximize our return on investment.

      We have been in the collection business for 50 years and started purchasing portfolios for our own account approximately 13 years ago. We purchase charged-off credit card receivables and, to a lesser extent, other consumer receivables, including auto loan deficiencies and general consumer loans. From our inception through June 30, 2003, we had invested over $240 million to acquire 6.7 million consumer accounts with a face value of approximately $11.2 billion.

      Our operating subsidiary, Midland Credit Management, Inc., was founded in 1953. In 1998, an investor group led by Nelson Peltz and Peter May (members of Triarc management) and Kerry Packer of Consolidated Press International Holdings Limited, acquired a majority interest in our operations and in 1999 formed a holding company, MCM Capital Group, Inc., which was renamed Encore Capital Group, Inc. in April 2002. In July 1999, we sold 2,250,000 shares of common stock in the initial public offering at $10.00 per share. In May 2000, we acquired selected assets of West Capital Financial Services Corp., which was also a purchaser and manager of charged-off receivables portfolios. At that time, West Capital’s management team took over the operations of our business. Since then, this management team has refined our purchasing methodologies, significantly expanded and enhanced our collection strategies, improved our financial condition and returned Encore to profitability.

      Since new management took over in mid-2000, we have collected approximately $94.0 million through June 30, 2003 from the portfolios we purchased for $39.0 million in 2001, and we have collected approximately $89.2 million through June 30, 2003 from the portfolios we purchased for $62.5 million in 2002.

      We purchase discrete pools of consumer receivables directly from credit card originators and other lenders, as well as from a variety of resellers. We have established certain relationships that allow us to purchase portfolios directly through negotiated transactions, and we participate in the auction-style purchase processes that typify our industry. In addition, we enter into “forward flow” arrangements in which we agree to buy receivables that meet agreed upon parameters over the course of the contract term. Since mid-2000, we have purchased pools of consumer receivables from 24 credit originators and resellers.

      We evaluate each portfolio for purchase using our proprietary valuation and underwriting processes developed by our in-house team of statisticians. Unlike many of our competitors which we believe often base their purchase decisions primarily on numerous aggregated portfolio-level factors, including the lender/originator, the type of receivables to be purchased, or the number of collection agencies the accounts have been placed with previously, we base our purchase decisions primarily on our analysis of the specific accounts included in a portfolio. Based upon this analysis, we determine a value for each account, which we aggregate to produce a valuation of the entire portfolio. We believe this capability allows us to perform more accurate valuations of receivables portfolios. In addition, we have successfully applied this methodology to other types of receivables, such as auto loan deficiencies and consumer loans.

      Generally, our objective is to purchase portfolios at a price that allows us to recoup at least 85% of our purchase price within 12 months, and at least 2.7 times our purchase price over 54 months. A substantial majority of our portfolios purchased since the arrival of the new management team in mid-2000 have returned more than 85% of their purchase price within a year, excluding cash generated from selected sales of accounts.

      After we purchase a portfolio, we continuously refine our analysis of the accounts to determine the best strategy for collection. As with our purchase decisions, our collection strategies are based on account-level criteria. Our collection strategies include:

•	outbound calling, driven by proprietary predictive software, by our own sizable collection workforce located at our two call centers;

•	the use of multiple third party networks of collection attorneys to pursue legal action where appropriate;

•	direct mail campaigns coordinated by our in-house marketing group;

•	the transfer of accounts to a credit card provider, generating a payment to us; and

•	the sale of accounts where appropriate.

      By applying these multiple collection processes in a systematic manner, we have greatly increased our collection effectiveness and reduced our total operating expense per dollar collected. Total operating expense per dollar collected was $0.38 for the six months ended June 30, 2003, an improvement from $0.43 in the year ended December 31, 2002 and $0.56 in the year ended December 31, 2001. For the first six months of 2003, we collected a monthly average of $24,082 per average active employee. In the year ended December 31, 2002, we collected a monthly average of $21,656 per average active employee, as compared to a monthly average of $12,875 per average active employee in the year ended December 31, 2001.

Our Industry

      The receivables management industry is large and growing rapidly, driven by increasing levels of consumer debt, higher default rates, and increasing use of third-party providers by credit originators to collect their defaulted receivables.

      As of May 2003, consumer credit, which excludes mortgages, was $1.76 trillion, up 5.0% from May 2002. Consumer credit grew at a 8.3% compounded annual rate between 1992 and 2002.

      Source: Federal Reserve Board

      The Federal Reserve Board estimates that consumer credit charge-offs totaled $48.3 billion during the first three months of 2003, representing 2.77% of all consumer credit outstanding as of March 31, 2003. Consumer credit charge-offs grew at a 12.1% compounded annual rate between 1992 and 2002.

      Source: Federal Reserve Board

      Revolving credit, a subset of consumer credit which includes credit cards, rose 5.3% to $725 billion in May 2003 from May 2002. Revolving credit is the fastest growing component of consumer credit, growing at an 11.0% compounded annual rate between 1992 and 2002.

      Source: Federal Reserve Board

      As of the first quarter of 2003, the credit card charge-off rate was 5.58%, down from 7.67% in the first quarter of 2002, which marked the highest credit charge-off rates in history. Revolving credit charge-offs reached $44.3 billion in 2002, growing at a 14.2% compounded annual rate between 1992 and 2002.

      Source: Federal Reserve Board

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to accounts receivable management providers. Credit originators that have outsourced the collection of defaulted receivables have typically remained committed to third-party providers as a result of the perceived economic benefit of outsourcing and the resources required to reestablish the infrastructure required to support in-house collection efforts. Credit originators’ outsourced solutions include selling their defaulted receivables for immediate cash proceeds and placing defaulted receivables with an outsourced provider on a contingent fee basis while retaining ownership of the receivables.

      In the event that a credit originator sells receivables to an accounts receivables management company, the credit originator receives immediate cash proceeds and eliminates the related fixed and variable costs associated with internal recovery operations. The discounted amount received by the credit originator typically ranges from one to ten percent of the face amount of the receivables, depending on the amount the purchaser anticipates it can recover and the anticipated effort required to recover that amount. Credit originators have developed a variety of processes through which to sell their receivables. Some credit originators pursue an auction-type sales approach in which they obtain bids for specified portfolios from competing parties. Receivables are also sold in privately negotiated transactions between the credit originator and a purchaser. In addition, many credit originators enter into forward flow contracts. Forward flow contracts commit a credit originator to sell, and purchasers to acquire, a steady flow of defaulted consumer receivables periodically over a specified period of time for a fixed percentage of the face amount of the receivables.

      The accounts receivable management industry services credit originators including banks, healthcare providers, utilities, telecommunications providers, consumer finance companies, retail businesses and auto lenders, among others.

      The accounts receivable industry is highly fragmented, with approximately 6,000 collection companies in the United States. Most of these collections companies are small, privately-owned companies that collect for others for a contingent fee. We believe that there are fewer than 15-20 large companies (almost all of which remain privately-owned) that purchase the receivables and collect for their own accounts.

      In recent years, the accounts receivable management industry has increased its use of technology in order to operate more effectively and leading companies utilize proprietary databases and portfolio evaluation programs, automated predictive dialers, automated call distributors and computerized skip-tracing capabilities. We expect the increasing importance of technology and the associated increased capital requirements to cause challenges for many smaller participants lacking the required capital and management resources to implement and effectively utilize such technology to compete effectively and to continue to maintain regulatory standards.

Our Strengths

      Since mid-2000, we have substantially refined our purchasing methodologies, expanded our collection strategies, improved our balance sheet and returned to profitability. We believe that these results are a product of the following strengths and competitive advantages:

      Empirically-Based and Technology-Driven Business Processes. We have assembled a team of statisticians, business analysts and software programmers that has developed proprietary valuation models, software and other business systems that guide our portfolio purchases and collection efforts. Our information technology department has developed and continually updates sophisticated software that manages the movement of data, accounts and information throughout the company. These proprietary systems give us the flexibility, speed and control to capitalize on business opportunities.

      Account-Based Portfolio Valuation. We analyze each account within a portfolio presented to us for purchase to determine the likelihood and expected amount of payment. The expectations for each account are then aggregated to arrive at a valuation for the entire portfolio. Our valuations are derived in large part from information accumulated on approximately 4.1 million accounts acquired since mid-2000.

      Dynamic Collections Approach. Over the past two and one-half years, we have dramatically reduced our dependence on general outbound calling by expanding our collection strategies to include direct mail campaigns, greater use of legal actions, account sales, and a relationship with a national credit card company to provide for account balance transfers. Moreover, because the status of individual debtors changes continually, once each quarter we re-analyze all of our accounts with refreshed external data, which we supplement with information gleaned from our own collection efforts. We change our collection method for each account accordingly.

      Experienced Management Team. Our management team has considerable experience in financial, banking, consumer and other industries, as well as the collections industry. We believe that the expertise of our executives obtained by managing in other industries has been critical to the enhancement of our operations. Our management team has created a culture of new ideas and progressive thinking, coupled with the increased use of technology and statistical analysis.

      Ability to Hire, Develop and Retain Productive Collectors and Key Employees. We place considerable emphasis on hiring, developing and retaining effective collectors and other employees who are a key to our continued growth and profitability. As a result of ongoing training, compensation incentives and our progressive corporate culture, we believe that we have been able to achieve a retention rate that is higher than typical for our industry.

      Large Database of Consumer Information. From our inception through June 30, 2003, we acquired 6.7 million accounts. We utilize a significant portion of the data from these accounts in our account-level valuation techniques employed in both the acquisition and management of accounts. In the future, we believe this database may be leveraged in other value-creating endeavors, enabling us to form potentially profitable relationships with other companies that can utilize this information in their business.

Our Strategy

      In order to enhance our position in the industry, we have implemented a business strategy that emphasizes the following elements:

      Implement New and Refine Existing Collection Channels. We continually refine our collection processes, and evaluate new collection strategies, such as strategic outsourcing, to further supplement our traditional call center approach. We believe that our multiple and dynamic approaches to collection increases our opportunity to achieve enhanced returns on our investments.

      Leverage Expertise in New Markets. We believe that our internally-developed underwriting and collection processes can be extended to a variety of charged-off consumer receivables in addition to charged-off credit card receivables. We intend to continue to leverage our valuation, underwriting and collection processes to other charged-off receivables markets, including auto loan deficiencies and general consumer loans. We believe that these markets may be less competitive, and therefore may offer more favorable pricing and higher margin opportunities. To date, our recent purchases of auto loan deficiencies and general consumer loans have performed to expectations.

      Increase Our Negotiated Transactions. We have purchased portfolios from a number of credit originators and other sources. We believe that we have earned a reputation as a reliable purchaser and responsible collector of defaulted consumer receivables portfolios, which helps to preserve the reputation of the credit originator. We intend to leverage our industry relationships and reputation to increase purchases through negotiated agreements, including forward flow contracts, and to reduce our reliance on auctions.

      Improve Overall Cost of Funds. Recently, we have taken a number of steps to improve our balance sheet, and are now exploring new financing arrangements with the goal of continuing to improve our balance sheet, lowering our cost of funds, and therefore improving our return on equity.

      Continue to Build Our Data Management and Analysis Capabilities. We are continually improving our technology platform and our pricing, underwriting and collection processes through software development, statistical analysis and experience.

      Consider Complementary Acquisitions. We intend to be opportunistic, and may pursue the acquisition of complementary companies to add to our expertise in new markets, add capacity, and provide us with additional portfolios to service.

Acquisition of Receivables

      Portfolio Acquisitions. We purchase receivables portfolios from a number of sources, including credit card issuers, resellers, and loan brokers, through negotiated transactions, auctions, and forward flow arrangements.

      We base our purchase decisions on our proprietary analysis of the specific accounts included in a portfolio. We analyze account data supplied by the seller/originator as well as by external entities using our proprietary consumer valuation models. These models were developed by our in-house team of statisticians. Based upon our analysis, we determine a value for each account in a portfolio that we aggregate to produce a valuation of the entire portfolio. In addition to the quantitative analysis, and prior to submitting a bid for the portfolio, we review how the seller selected the accounts to be sold and the seller’s collection efforts and practices.

      Generally, our objective is to purchase portfolios at a price that allows us to recoup at least 85% of our purchase price within 12 months, and at least 2.7 times our purchase price over 54 months. A substantial majority of our portfolios purchased since the arrival of the new management team in mid-2000 have returned more than 85% of their purchase price within a year, excluding cash generated from selected sales of accounts.

      We maintain detailed static pool analysis on each portfolio that we have acquired, capturing collections, revenue, expense and other items for further analysis. In addition, our performance data set is continually updated and our valuation models are refined quarterly to capture the most current performance data.

      Once a portfolio purchase has been approved by our investment committee and the terms of the sale have been agreed to with the portfolio seller, the acquisition is documented in an agreement that contains customary terms and conditions. Provisions are incorporated for bankrupt, disputed, fraudulent or deceased accounts and, typically, the credit originator either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames.

      As of June 30, 2003, we have three forward flow agreements under which we purchase charged-off receivables from the seller/originator on a periodic basis at a set price over a specified time period. Each of the agreements is cancelable by either party upon 60 days written notice without penalty. For the year ended December 31, 2002, we paid $12.4 million for receivables portfolios under forward flow agreements, which represented 19.8% of the $62.5 million in portfolio investments for the year. For the six-months ended June 30, 2003, we paid $14.9 million for receivables portfolios under forward flow agreements, which represented 33.0% of the $45.1 million in portfolio investments for the period. As part of our pre-purchase procedures, we obtain a representative test portfolio to evaluate and compare the characteristics of each portfolio to the parameters set forth in the agreement prior to purchase.

      Portfolio Data. The following table summarizes the average age since charge-off of our portfolios at time of purchase after mid-2000 when the new management team took control. This table exclude all receivables portfolios purchased prior to May 22, 2000, which consist of approximately 2.6 million accounts with an original face value of approximately $5.0 billion and remaining book value of approximately $6.1 million as of June 30, 2003:

Average Age At Purchase of Receivables Portfolios Purchased After May 22, 2000

	Remaining Book
	Value(1)
Age at Purchase	(millions)	%(2)

Purchases after May 22, 2000
0-6 Months	$27.4	33.9%
7-12 Months	10.6	13.1
13-18 Months	16.8	20.8
19-24 Months	7.2	8.9
25-30 Months	0.8	1.0
31-36 Months	6.0	7.5
37+ Months	5.8	7.2

Total	$74.6	92.4%

(1)	Remaining book value at June 30, 2003.

(2)	Percentages are calculated based on our entire portfolio of receivables, including receivables purchased prior to May 22, 2000.

Collection of Receivables

      After we purchase a portfolio, we continuously refine our analysis to determine the most effective collection strategy to pursue. We utilize proprietary collection software developed in-house to evaluate a number of variables to establish collection strategies for each account. These strategies consist of:

•	Call Centers. Generally, accounts with a higher likelihood of collection are called by collectors in our call centers. We maintain two call centers, one in San Diego and one in Phoenix. Our collections department is divided into groups each consisting of three collection managers supervising approximately 36 collectors. Collectors are trained to use a friendly, but firm approach to assess the willingness of the customer to pay. They attempt to work with customers to evaluate sources and means of repayment to achieve a full or negotiated lump sum settlement or develop payment programs customized to the individual’s ability to pay. In some cases, collectors advise the debtors of alternative sources of financing to pay off their debt, such as a home equity line of credit. In cases where a payment plan is developed, collectors encourage debtors to pay through auto-payment arrangements. We also accept a variety of payment methods including checks, the Western Union Quick Collect® system, credit and debit cards, and wire transfers.

•	Legal Action. We generally outsource those accounts where the debtor appears to have the ability, but is unwilling to pay. We utilize lawyers that specialize in collection matters, paying them a contingency fee on amounts collected. This process is managed by our Legal Outsourcing Department. We are in the process of changing how we interface with our attorney network. When fully implemented, we expect this change to improve our efficiency in placing accounts with the attorneys as well as to enhance our data integrity and warehousing capabilities.

•	Recovery Collectors. Prior to sending accounts to a law firm, a specialized group of collectors communicates our intention to litigate if payment arrangements cannot be established. These collectors have higher collection averages than the “core” collectors in the call center.

•	Direct Mail. We have an in-house marketing review that develops innovative mail campaigns. The mail campaigns generally offer targeted debtors discounts on their balance owed to encourage settlement on their accounts and provide us with a low cost recovery method. This allows us to actively penetrate the segment of the portfolio that would not qualify for our outbound calling or legal action strategies.

•	Sale. We believe our ability to purchase large portfolios enables us to sell a portion to buyers at a premium price. In addition, we sell, on a forward flow basis, all accounts in which debtor has filed for protection under Chapter 13 of the United States Bankruptcy Code. Furthermore, we periodically sell accounts after we have determined that additional recovery efforts are not warranted.

•	Account Balance Transfer. We may offer to our credit card partner accounts with a low expected value or those for which collection efforts have failed. The credit card partner may present the debtor with the opportunity to put the balance on a credit card. If the account is transferred we receive an agreed upon payment. We retain the ownership of and the ability to collect on the charged-off accounts that the card issuer has solicited until a successful balance-transfer has occurred.

•	Skip Tracing. If, when a collector calls an account, the phone number proves inaccurate, or if current contact information for a debtor is not available at the time of account purchase, then the account is automatically routed to our database skip tracing process. We currently use seven different companies to provide phone numbers and addresses. We are able to process large volumes of accounts in a relatively short period of time. To ensure we do not continually call inaccurate numbers, a database has been established to track all phone numbers received on an account. If we receive a phone number from one of our outside partners that has proven to be inaccurate in the past, we do not add it to our system.

•	Inactive. For accounts where the prospects of collection seem remote–for example, the debtor is unemployed, overburdened by debt, incarcerated, or deceased — no collection method of any sort is assigned. In this regard, we try to use our collection resources wisely and efficiently, which includes not wasting resources on accounts where the prospects of collection are remote.

      Because the status of debtors changes continually, we re-analyze all of our accounts each quarter with refreshed credit bureau data, which we supplement with information gleaned from our own collection efforts. As circumstances dictate, we change our collection method for each account accordingly. We work the accounts we deem collectible over an extended period of time to improve our return on investment.

Recruiting and Training of Collectors

      As of June 30, 2003, we had 691 employees. Of these employees, there were 346 experienced collectors, 145 inexperienced collector trainees, and 200 non-collectors.

      We believe our approach to hiring, training and retaining the collector workforce is unique and is aligned with our corporate goals. We seek to hire individuals who not only can collect, but also will be flexible when the company makes changes to account workflows and support our goal of always improving our collection processes.

      Prospective collectors go through an extensive interviewing process that requires them to fill out a job questionnaire, interview with professional recruiters, take a basic mathematical test, go through a criminal background screen, sit on the phone with one of our existing employees for 30 minutes and pass a behavioral test designed to predict a job fit. The behavioral test was developed in partnership with an outside psychological testing firm and targets those individuals who have characteristics similar to our established collector workforce. This test was implemented in the third quarter of 2002 and reduced attrition in the collector trainees during the first six months by almost 50%.

      Once hired, all new collectors go through a thorough 4-week training process. During this period, they are taught our collection system, the Fair Debt Collection Practices Act (FDCPA), negotiation skills and queue management. Each collector must pass a comprehensive test on the FDCPA and other state laws before graduating.

      After graduation, each individual is placed in our Employee Development Group. This group consists of inexperienced collectors, most of whom are in their first 6 months of employment. Our focus in this area is to build confidence in the new collectors and to support their growth with extensive management attention. Our manager-to-collector ratio target for this group is 1 to 10. We set up incentives to encourage personal growth through development of solid work habits and refined individual skills that will promote long term success rather than penalize employees for not achieving quick performance levels. We believe this approach motivates the new collectors to learn and perform.

      Once collectors in the Employment Development Group are able to show consistent performance by completing the required proficiency levels, they are transferred to our general workforce, where they are organized into teams of approximately 36 people with 3 managers. The larger team environment was established specifically to ensure management coverage throughout the day and to make sure there is adequate coverage during vacations. Our general collector workforce incentive plan has three components: base pay, which ranges from $2,000 to $3,500 per month; variable individual compensation; and team bonus. The variable component of the collector’s salary is based on a rolling 90 day period of time to ensure consistent performance. Top collectors earn more than $100,000 per year, with the average collector earning approximately $43,000 per year.

Technology Platform

      We believe one of our competitive advantages is the robust information management system we have developed. This system is integrated into all areas of our business and moves large amounts of data and information throughout the company as needed. In addition, it provides us with the flexibility to act upon up-to-date account information which allows us to continually enhance our business models to improve our collection efforts. We have an in-house staff of 15 programmers who create the functionality required to perform the tasks. Some examples include:

•	an interactive query tool that selects a population of debtors for a mail campaign, splits the accounts into production cells and creates the output file for our mail vendor;

•	an automated bankruptcy process that takes weekly electronic updates from our monitoring service, segments the accounts by bankruptcy chapter and places them in a queue for sale or follow-up or removes the account from the active process entirely;

•	a phone number management system that tracks all phone numbers obtained for a customer, the source, the reason for removal (if any) and the number of attempts made to contact the customer at that number;

•	a distribution tool that takes daily credit bureau activity files and sends automatic letters and places the accounts in collector queues;

•	a queue management tool that ensures each collector’s queue is worked regularly, stays within pre-established limits and is recycled on a bi-monthly schedule; and

•	a dynamic extraction tool that culls accounts and electronically places them with legal firms across the country, according to a flexible set of hierarchical priorities.

      Our collection software resides on an IBM iSeries, which was upgraded in July 2003. The hardware platform currently manages our approximately seven million accounts and can be expanded to manage twice this number of accounts in the future without an upgrade, giving us extremely high levels of reliability and scalability.

      We maintain a Microsoft Windows® 2000 based network that supports our back-office software including the human resource management application Perspectives, MAS 200® accounting software and ADP payroll system.

      We use a Sun Microsystems™ based Concerto predictive dialing system and our analysts work with our SAS® quantitative analysis software on a Unix® server.

      The application software and the network are backed up daily and kept offsite in a fireproof vault. We have a disaster recovery plan that was developed in conjunction with IBM and an agreement with Sungard Data Systems Inc. to provide equipment and facilities. In addition, we have an 850 gallon diesel generator capable of running our Phoenix facility, where the iSeries resides, in case of an extended power failure.

Competition

      The consumer credit recovery industry is highly competitive and fragmented. We compete with a wide range of collection companies and financial services companies which may have substantially greater personnel and financial resources than we do. We also compete with traditional contingency agencies and in-house recovery departments. Competitive pressures affect the availability and pricing of receivables portfolios, as well as the availability and cost of qualified recovery personnel. In addition, some of our competitors may have signed forward flow contracts under which originating institutions have agreed to transfer charged-off receivables to them in the future, which could restrict those originating institutions from selling receivables to us. We believe some of our major competitors, which include companies that focus primarily on the purchase of charged-off receivables portfolios, have continued to diversify into third party agency collections and into offering credit card and other financial services as part of their recovery strategy.

      When purchasing receivables, we compete primarily on the basis of the price paid for receivables portfolios, our ability to be a reliable funder of prospective portfolios, and the quality of services that we provide. There continues to be consolidation of issuers of credit cards, which have been a principal source of receivable purchases. This consolidation has limited the sellers in the market and has correspondingly given the remaining sellers increasing market strength in the price and terms of the sale of credit card accounts.

Trade Secrets and Proprietary Information

      We believe several components of our computer software are proprietary to our business. Although we have neither registered the software as copyrighted software nor attempted to obtain a patent related to the software, we believe that the software is protected as our trade secret. We have taken actions to establish the software as a trade secret, including informing employees that the software is a trade secret and making the underlying software code available only on an as needed basis. In addition, people who have access to information we consider proprietary must sign confidentiality agreements.

Government Regulation

      In a number of states we must maintain licenses to perform debt recovery services and must satisfy related bonding requirements. We believe that we have satisfied all material licensing and bonding requirements and are in compliance with all material government regulations.

      The Fair Debt Collections Practices Act (the “FDCPA”) and comparable state statutes establish specific guidelines and procedures, which debt collectors must follow when communicating with customers, including the time, place and manner of the communications. It is our policy to comply with the provisions of the FDCPA and comparable state statutes in all of our recovery activities, even though we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us if they apply to some or all of our recovery activities. In addition to the FDCPA, significant federal laws applicable to our business include the following:

•	Truth-In-Lending Act;

•	Fair Credit Billing Act;

•	Equal Credit Opportunity Act;

•	Fair Credit Reporting Act;

•	Electronic Funds Transfer Act;

•	U.S. Bankruptcy Code;

•	Gramm-Leach-Bliley Act; and

•	Regulations that relate to these Acts.

      Additionally, there may be comparable statutes in those states in which customers reside or in which the originating institutions are located. State laws may also limit the interest rate and the fees that a credit card issuer may impose on its customers, and also limit the time in which we may file legal actions to enforce consumer accounts.

      The relationship between a customer and a credit card issuer is extensively regulated by federal and state consumer protection and related laws and regulations. While we are not a credit card issuer, these laws affect some of our operations because the majority of our receivables were originated through credit card transactions. The laws and regulations applicable to credit card issuers, among other things, impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles, and at year-end. Federal law requires, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Some laws prohibit discriminatory practices in connection with the extension of credit. If the originating institution fails to comply with applicable statutes, rules, and regulations, it could create claims and rights for the customers that would reduce or eliminate their obligations under their receivables, and have a possible material adverse effect on us. When we acquire receivables, we generally require the originating institution to contractually indemnify us against losses caused by its failure to comply with applicable statutes, rules, and regulations relating to the receivables before they are sold to us.

      Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our liability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account.

      Recently enacted state and federal laws concerning identity theft, privacy, the use of automated dialing equipment and other consumer protection laws impose requirements or restrictions on collection methods or our ability to enforce and recover certain debts. These requirements or restrictions could adversely affect our ability to enforce the receivables.

      The laws described above, among others, as well as any new laws, rules or regulations, may adversely affect our ability to recover amounts owing with respect to the receivables.

Legal Department

      Our legal department manages corporate legal matters, including litigation management, contract preparation and review, regulatory and statutory compliance, obtaining and maintaining state licenses and bonds, and dispute and complaint resolution. As of June 30, 2003, this department consisted of three full-time attorneys and one full-time paralegal.

      The legal department helps to develop guidelines and procedures for recovery personnel to follow when communicating with a customer or third party during our recovery efforts. The legal department assists our training department in providing employees with extensive training on the FDCPA and other relevant laws. In addition, the legal department researches and provides collection and recovery personnel with summaries of state statutes so that they are aware of applicable time frames and laws when attempting to recover an account. It meets with other departments to provide legal updates and to address any practical issues uncovered in its review of files referred to the department.

Employees

      As of June 30, 2003, we had 691 active employees, of which 548 are involved in the collection workforce and 143 are involved in other functions. Of the 548 active employees involved in the collection workforce, 346 are experienced collectors and 145 are inexperienced collectors. Experienced collectors include those in the collection workforce employed as of January 1, 2003 and who were not part of the Employee Development Group (“EDG”). Inexperienced collectors are those in the collection workforce who were part of the EDG on January 1, 2003 plus all new hires in 2003. The remaining 57 employees in the collection workforce are in management and administrative positions.

      The additional 143 employees are in the following departments:

•	23 employees manage our other collections strategies such as legal outsourcing and direct mail;

•	22 human resources personnel inclusive of 5 staff members dedicated to the training needs of our collectors;

•	18 employees dedicated to the analytical and transactional aspects of all of our portfolio purchases and sales efforts;

•	18 employees support our legal and compliance efforts;

•	58 employees support our analytic and technology capabilities, including three statisticians, 20 in the accounting/finance organization and 35 Information Technology employees, 15 of whom are programmers;

•	and the remaining 4 are executives.

      None of our employees is represented by a labor union. We believe that our relations with our employees are good.

Facilities

      We service our customers from two facilities. Our larger facility is located in Phoenix, Arizona. Designed to accommodate up to 600 employees, at July 31, 2003, the facility housed 427 employees. We lease the Phoenix facility, which is approximately 62,000 square feet, for a current monthly amount of $28,000; this lease expires in 2008. We also lease a facility in San Diego, California, which contains not only additional collection operations, but also serves as our corporate headquarters. This facility is approximately 33,000 square feet and is designed to accommodate up to 325 employees. It housed 284 employees at July 31, 2003. The San Diego facility lease payment totals $45,505 per month and the lease expires in October 2004.

Litigation

      The FDCPA and comparable state statutes may result in class action lawsuits, which can be material to our business due to the remedies available under these statutes, including punitive damages.

      On May 28, 2002, a complaint was filed by plaintiff Lana Waldon in the United States District Court for the Northern District of Texas against our wholly-owned subsidiary Midland Credit Management, Inc. and two unaffiliated financial institutions. The plaintiff’s second amended complaint purports to assert claims for alleged violations of (i) the Texas Debt Collection Act and the Texas Deceptive Trade Practices Act on behalf of a putative class of Texas residents allegedly similarly situated, and (ii) the Fair Debt Collection Practices Act on behalf of a nationwide putative class of persons allegedly similarly situated. Generally, the second amended complaint alleges that mailings related to a credit card balance transfer program are deceptive and misleading. The second amended complaint seeks actual, statutory and treble damages in an amount to be determined, together with pre-judgment and post-judgment interest, attorneys’ fees, and preliminary and permanent injunctions enjoining defendants from making offers or distributing materials substantially similar to the mailings that are the subject of the second amended complaint, plus certain other relief. The plaintiff has not yet filed a motion for class certification. Our co-defendants, including a large financial institution, have agreed to accept our defense in this case.

      There are a number of additional lawsuits or claims pending or threatened against us. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct of our employees or alleged improper reporting of credit information by Encore. Although litigation is inherently uncertain, based on past experience, the information currently available, and the possible availability of insurance and/or indemnification from originating institutions in some cases, we do not believe that the currently pending and threatened litigation or claims will have a material adverse effect on our consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, may determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our financial position or results of operations in any future reporting period.

MANAGEMENT

Executive Officers, Key Managers, and Directors

      The following table sets forth information regarding our executive officers, key managers and directors.

Name	Age	Position

Eric D. Kogan(1)(2)	40	Chairman of the Board of Directors
Carl C. Gregory, III	59	President and Chief Executive Officer, and Director
Barry R. Barkley	60	Executive Vice President and Chief Financial Officer
J. Brandon Black	35	Executive Vice President and Chief Operating Officer
George R. Brooker	39	Vice President and Controller
Alison James	37	Senior Vice President of Human Resources
Robin R. Pruitt	45	Senior Vice President, General Counsel and Secretary
John Treiman	42	Senior Vice President and Chief Information Officer
Eric Von Dohlen, Ph.D.	35	Vice President and Chief Credit Risk Officer
Raymond Fleming	47	Director
Neville J. Katz(3)	42	Director
Alexander Lemond(3)	29	Director
Richard A. Mandell(3)	61	Director
Peter W. May(1)(2)	60	Director
Nelson Peltz(2)	61	Director
Robert M. Whyte(2)	59	Director

(1)	Member of Nominating Committee

(2)	Member of Compensation Committee

(3)	Member of Audit Committee

      Carl C. Gregory, III has served since May 23, 2000 as a director and as President and Chief Executive Officer of Encore. Prior to joining Encore, Mr. Gregory was Chairman, President and Chief Executive Officer of West Capital Financial Services Corp. for the period beginning January 1998. Prior to joining West Capital, Mr. Gregory was Managing Partner of American Western Partners, a private investment firm, from January 1996 through January 1997. From 1993 through 1995, Mr. Gregory was Chairman, President and Director of MIP Properties, Inc., a public real estate investment trust. Mr. Gregory also serves as a director of Apex Mortgage Capital, Inc. (AMEX: AXM), a publicly traded mortgage financing REIT. Mr. Gregory received his undergraduate degree in Accounting from Southern Methodist University and an MBA from the University of Southern California.

      Barry R. Barkley joined Encore in May 2000 and serves as Executive Vice President and Chief Financial Officer. From March 1998 until joining Encore, Mr. Barkley was the Chief Financial Officer of West Capital Financial Services Corp. In October 1995, Mr. Barkley joined Great Western Financial Corporation as the Corporate Controller reporting to the Vice Chairman. From August 1990 to September 1995, Mr. Barkley was with Banc One Corporation, first as Chief Financial Officer and member of the Board of Directors of Bank One, Texas, N.A. and from January 1994, serving as Executive Director, Corporate ReEngineering. Mr. Barkley, a CPA, received a bachelor’s degree from Purdue University in 1966 and received his MBA from Indiana University in 1970.

      J. Brandon Black joined Encore in May 2000 and serves as Executive Vice President and Chief Operating Officer. From March 1998 until joining Encore, Mr. Black was the Senior Vice President of Operations for West Capital Financial Services Corp. Prior to joining West Capital, Mr. Black worked for First Data Resources during the period of September 1997 through April 1998 and for Capital One

Financial Corporation from June 1989 until August 1997. Mr. Black received a bachelor’s degree from William and Mary in 1989 and an MBA from the University of Richmond in 1996.

      George R. Brooker joined Encore in June 2002 and serves as Vice President and Controller. From December 1999 until joining Encore, Mr. Brooker was a consultant with Visionary Solutions, LLP, a management consulting firm specializing in early stage companies. From January 1997 to November 1999, he served as Vice President of Finance for Ziro Holdings Corporation, a manufacturer and distributor of home furnishings. From August 1995 to November 1996, Mr. Brooker was a financial management associate at Textron, Inc. a Fortune 500 multi-industry company. Additionally, Mr. Brooker spent several years as a CPA with Coopers & Lybrand. Mr. Brooker received a bachelor’s degree from San Diego State University in 1987 and an MBA from Duke University in 1995.

      Alison James joined Encore in April 2003 and serves as Senior Vice President, Human Resources. From June 1999 to March 2003 Ms. James was Director of Human Resources for the sales, marketing and customer service and support organizations within Gateway, Inc. Prior to this position she managed HR for the International divisions in Gateway. From September 1988 to May 1999, Ms. James was employed by Mars, Inc., where she held a number of different management positions over a period of 11 years covering human resources, supply chain, manufacturing and sales. Ms James received a bachelor’s degree in Management Studies and French from the University of Bradford in 1998.

      Robin R. Pruitt joined Encore in September 2001 and serves as Senior Vice President, General Counsel and Secretary. From June 2000 until joining Encore, Ms. Pruitt was Vice President and General Counsel of Mitchell International, Inc., a developer of claims estimating systems for insurance industries. Ms. Pruitt served as a Vice President of Encore during May and June 2000, and prior to that was Vice President and General Counsel of West Capital Financial Services Corp. from November 1998 to May 2000. From May 1995 to January 1998, Ms. Pruitt served as General Counsel of ComStream Corporation, a designer and manufacturer of satellite communications equipment. Ms. Pruitt received a bachelor’s degree in Finance and Economics from the University of South Carolina in 1978 and a JD degree from Boston University School of Law in 1983.

      John Treiman joined Encore in May 2000 and serves as Senior Vice President and Chief Information Officer. From August 1998 until joining Encore, Mr. Treiman was a Vice President and the Chief Information Officer for West Capital Financial Services Corp. From January 1996 through July 1998 Mr. Treiman served as Vice President and Chief Information Officer for Frederick’s of Hollywood. Additionally, Mr. Treiman served as Vice President and Chief Information Officer for The Welk Group and spent several years in consulting with KPMG Peat Marwick. Mr. Treiman received a bachelor’s degree from UCLA in 1983 and received his MBA from the University of Southern California in 1986.

      Eric Von Dohlen, Ph.D., joined Encore in February 2001 and serves as Vice President and Chief Credit Risk Officer. From December 1997 to February 2001, Dr. Von Dohlen was employed by Associates Financial Corporation as its Vice President of Decision Science for the Associates Home Equity Division and as Director of Decision Science for Associates First Capital Corp. Prior to joining Associates Financial Corporation, Dr. Von Dohlen worked for American Express Travel Related Services and Goldwater Institute. Dr. Von Dohlen received a bachelor’s degree in Economics from the University of Houston in 1989 and a Ph.D. in Economics from the University of Arizona in 1996.

      Eric D. Kogan has served as Chairman of the Board of Directors of Encore since February 1998. Since April 2002, Mr. Kogan has been a Partner of Clarion Capital Partners, a private equity firm based in New York. From April 1993 to April 2002, Mr. Kogan was an officer of Triarc Companies, Inc., a holding company and, through its subsidiaries, the franchiser of the Arby’s restaurant system (“Triarc”), and certain of its subsidiaries, most recently serving as Triarc’s Executive Vice President of Corporate Development. Prior thereto, Mr. Kogan was Vice President Corporate Development of Trian Group, Limited Partnership (“Trian Group”), a private investment banking and management services firm, from September 1991 to April 1993. Mr. Kogan received his undergraduate degree from the Wharton School of the University of Pennsylvania and an MBA from the University of Chicago.

      Raymond Fleming has served as a director of Encore since June 2001. Since August 1999, Mr. Fleming has been the Treasurer of Consolidated Press Holdings Limited (“CPH”), an affiliate of Encore’s largest stockholder, which is a selling stockholder in this offering. From May 1997 to August 1999, Mr. Fleming was a banker with BT Australia Ltd., an investment banking firm. Prior to that, Mr. Fleming had worked within the Australian banking industry since 1982. Mr. Fleming holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Australian Institute of Chartered Accountants.

      Neville J. Katz has served as a director of Encore since January 2003. Since July 2000, Mr. Katz has been the Chief Financial Officer of Audant Investments Pty. Limited, a private investment holding company owned by Robert M. Whyte. From August 1994 to July 2000, Mr. Katz was employed by James Hardie Industries Limited, a building products manufacturer, in various financial and commercial roles, most recently as General Manager Corporate Development. Mr. Katz holds a Bachelor of Commerce degree from the University of Capetown and a Bachelor of Accounting Science, Honours, from the University of South Africa. He is a member of the Australian Institute of Chartered Accountants.

      Alexander Lemond has served as Vice President, Corporate Development of Triarc since November 2000. Mr. Lemond was an Associate, Corporate Development of Triarc from December 1997 to November 2000. Prior to that, he was an analyst in the mergers and acquisitions group at Salomon Smith Barney from July 1996 to December 1997. Mr. Lemond holds a BSE degree from the Wharton School of the University of Pennsylvania.

      Richard A. Mandell has served as a director of Encore since June 2001. He currently is a private investor and financial consultant. Mr. Mandell was a Vice President — Private Investments of Clariden Asset Management (NY) Inc., a subsidiary of Clariden Bank, a private Swiss bank, from January 1996 until February 1998. From 1982 until June 1995, Mr. Mandell served as a Managing Director of Prudential Securities Incorporated, an investment banking firm. He also serves as a director of Sbarro, Inc., The Smith & Wollensky Restaurant Group, Inc. and Woodworkers Warehouse, Inc. Mr. Mandell holds a BSE degree from the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

      Peter W. May has served as a director of Encore since February 1998. Mr. May has served since April 1993 as a director and as President and Chief Operating Officer of Triarc. Since April 1993, he has also been a director or manager and officer of certain of Triarc’s subsidiaries. Mr. May is also a general partner of DWG Acquisition Group, L.P., whose principal business is ownership of securities of Triarc. From its formation in January 1989 to April 1993, Mr. May was President and Chief Operating Officer of Trian Group. He was President and Chief Operating Officer of Triangle Industries, Inc., a manufacturer of packaging products, copper electrical wire and cable and steel conduit and currency and coin handling products, from 1983 until December 1988. Mr. May holds BA and MBA degrees from the University of Chicago.

      Nelson Peltz has served as a director of Encore since January 2003 and previously served as a director of Encore from February 1998 until October 2001. Mr. Peltz has been a director and the Chairman and Chief Executive Officer of Triarc since April 1993. Since then, he has also been a director or manager and officer of certain of Triarc’s subsidiaries. He is also a general partner of DWG Acquisition Group, L.P. From its formation in January 1989 to April 1993, Mr. Peltz was Chairman and Chief Executive Officer of Trian Group. From 1983 to December 1988, he was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. Mr. Peltz attended the Wharton School of the University of Pennsylvania.

      Robert M. Whyte has served as a director of Encore since February 1998. Mr. Whyte is an investment banker and has served since 1986 with Audant Investments Pty. Limited in the capacity of Executive Chairman. Since 1997, Mr. Whyte has been a director of Publishing and Broadcasting Limited (an Australian media company in which CPH holds a substantial interest), and also serves on the Board of Directors of various other companies. From 1992 to 1997, Mr. Whyte held non-executive directorships with Advance Bank Australia Limited and The Ten Group Limited. Mr. Whyte holds a Bachelor of Economics degree from the University of Sydney.

Board Composition and Committees

      Currently, the authorized number of directors is nine. We have nine directors, two of whom (Messrs. Mandell and Katz) have been determined by the Board to meet current Nasdaq independence standards. All of our directors hold office until the next annual meeting of stockholders, but directors may be elected at any other meeting of the stockholders. Each director will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal as provided in our bylaws.

      Our Board of Directors has established an audit committee, a compensation committee and a nominating committee. To satisfy the director independence requirements of the provisions of the Sarbanes-Oxley Act of 2002, recently adopted accounting rules, and proposed Nasdaq listing standards, we will be required to substantially reconfigure the makeup of our board of directors, audit committee, nominating committee, and compensation committee.

Audit Committee

      The audit committee is responsible for assisting the Board in oversight of the quality and integrity of the accounting, auditing and financial reporting practices of Encore. In performing its duties, the Audit Committee appoints or recommends Encore’s independent auditors, approves audit and non-audit fees, reviews and evaluates Encore’s financial statements, accounting principles and system of internal accounting controls and considers other appropriate matters regarding the financial affairs of Encore. The Audit Committee consists of Messrs. Mandell, Katz and Lemond.

Nominating Committee

      The Nominating Committee is responsible for evaluating all proposed candidates for the Board, recommending nominees to fill vacancies to the full Board and recommending to the full Board, prior to the Annual Meeting of Stockholders, a slate of nominees for election to the Board by our stockholders at the Annual Meeting. The Nominating Committee consists of Messrs. Kogan and May.

Compensation Committee

      The Compensation Committee acts on matters relating to the compensation of directors, senior management, and key employees, including the granting of stock options. The Compensation Committee consists of Messrs. Kogan, May, Peltz and Whyte.

Compensation Committee Interlocks and Insider Participation

      None of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity, and no interlocking relationship existed in fiscal 2002. For information relating to transactions between our directors or affiliates of our directors, see “Related Party Transactions.”

Director Compensation

      Directors who are not employees or affiliated with significant stockholders currently receive a $15,000 annual retainer fee and a $1,000 per meeting fee for attendance at Board or committee meetings. In addition, one of our independent directors, Richard A. Mandell, has been granted stock options to purchase an aggregate of 30,000 shares of our common stock. Directors who are employees of Encore or who are affiliated with significant stockholders receive no annual retainer fee and no per meeting fee. All directors are, however, reimbursed for their out-of-pocket expenses incurred in attending Board or committee meetings. We have also entered into indemnification agreements with each of its directors under which it has agreed to indemnify them to the fullest extent authorized by law against certain expenses and losses arising out of certain claims related to the fact that such person is or was a director of Encore or served Encore in certain other capacities.

Settlement with Former Officer

      In connection with the filing of our 2000 Form 10-K, our former Executive Vice President, General Counsel and Secretary notified our Chief Executive Officer that he questioned the accuracy of our projections, our liquidity position, the adequacy of disclosure by management to our board of directors and independent auditors, the accounting treatment for our unconsolidated subsidiary and other matters.

      On April 25, 2001, our Audit Committee engaged a nationally recognized law firm to conduct an investigation of the issues raised by the former officer. That law firm serves as counsel to certain of our significant stockholders who serve or are represented on our Board and Audit Committee. On May 14, 2001, after conducting an investigation, including interviews of Ernst & Young LLP (our then accountants), the former officer, members of management and a representative of the Board, that law firm issued its oral report to our audit committee at a meeting attended by the auditors, which report was later confirmed in writing and concluded that the former officer had not pointed to any facts that reflected a lack of integrity or competence in our management or that led the law firm to conclude that our 2000 Form 10-K contained any material misstatements or omissions. The law firm also concluded that none of the issues raised by the former officer required any new or amended public disclosure or other further action by our audit committee.

      On May 25, 2001, Ernst & Young resigned for reasons unrelated to the conclusions reached in the law firm’s report, and we later engaged BDO Seidman, LLP, which serves as our current accountants. At the time of their resignation, our former accountants confirmed that there were no disagreements with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to the quarter ended March 31, 2001 or the two years ended December 31, 2000. In connection with this offering, our former accountants re-issued their report on the financial statements which they audited that are included in this prospectus.

      On April 9, 2001, the former officer was placed on administrative leave and his employment was terminated as of July 31, 2001. In mid-April 2001, our outside counsel, with whom the former officer retained an “of counsel” position during his employment with us, resigned as our counsel on securities matters. Thereafter, our current outside securities counsel was engaged.

      Following the termination of his employment, the former officer claimed that he was entitled to an amount in excess of $1.3 million and the acceleration of certain options to purchase our stock, under the terms of a purported employment agreement. We contended that his alleged agreement was not in effect. We reached a settlement with the former officer regarding his severance claims during the second quarter of 2002, and we made a payment to him of $500,000 in consideration for a release of all claims and liability. All of his stock options lapsed.

EXECUTIVE COMPENSATION

      The following table sets forth summary information concerning all compensation that we paid to our chief executive officer and the other four highest paid executive officers during the years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

					Long-Term Compensation

		Annual Compensation			Awards			Payouts

					Restricted	Securities
					Stock	Underlying
				Other Annual		Options/		LTIP	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Award(s)	SARs		Payouts	Compensation(1)

Carl C. Gregory, III	2002	$350,000	$525,000	—	—	208,333		—	$28,192	(3)
Director, President	2001	350,000	350,000	—	—	—		—	3,886
and Chief Executive	2000	204,167	250,000	—	—	300,000	(2)	—	2,650
Officer

J. Brandon Black	2002	$225,000	$337,500	—	—	208,333		—	$21,218	(4)
Executive Vice	2001	204,487	225,000	—	—	—		—	2,532
President and Chief	2000	116,667	150,000	—	—	200,000	(2)	—	1,933
Operating Officer

Barry R. Barkley	2002	$250,000	$337,500	—	—	208,333		—	$30,335	(5)
Executive Vice	2001	217,949	225,000	—	—	—		—	2,569
President and Chief	2000	116,667	75,000	—	—	200,000	(2)	—	2,057
Financial Officer

Robin R. Pruitt	2002	$185,000	$92,500	—	—	—		—	$10,674	(6)
Senior Vice President,	2001	53,365	21,583	—	—	75,000		—	—
General Counsel and	2000	16,935	—	—	—	—		—	—
Secretary

John R. Treiman	2002	$176,538	$87,500	—	—	—		—	$11,320	(7)
Senior Vice President	2001	172,276	51,000	—	—	—		—	2,513
and Chief Information	2000	97,805	41,250	—	—	75,000	(2)	—	1,716
Officer

(1)	Includes 401(k) plan matching contributions and term life insurance premiums paid by Encore.

(2)	Granted on January 25, 2001.

(3)	Includes non-qualified plan matching contributions of $25,000 paid by Encore.

(4)	Includes non-qualified plan matching contributions of $11,250 and flexible variable universal life insurance premiums of $6,934 paid by Encore.

(5)	Includes non-qualified plan matching contributions of $27,625 paid by Encore.

(6)	Includes non-qualified plan matching contributions of $1,838 and flexible variable universal life insurance premiums of $6,819 paid by Encore.

(7)	Includes non-qualified plan matching contributions of $8,349 paid by Encore.

Option Grants in Last Fiscal Year

      The following table sets forth information concerning grants of stock options to the named executive officers during the year ended December 31, 2002. We do not maintain an option or other stock based plan that provides for the grant of stock appreciation rights (“SARs”).

Individual Grants

Potential Realizable
Value at Assumed
	Number of	Percent of Total			Annual Rates of Stock
	Securities	Options/ SARs			Price Appreciation for
	Underlying	Granted to			Option Term(1)
	Options/ SARs	Employees in	Exercise Price	Expiration
Name	Granted	Fiscal Year	($ Per Share)	Date	5% ($)	10% ($)

Carl C. Gregory, III	208,333	25%	$0.51	9/11/12	$66,667	$257,522
Barry R. Barkley	208,333	25%	$0.51	9/11/12	$66,667	$257,522
J. Brandon Black	208,333	25%	$0.51	9/11/12	$66,667	$257,522
Robin R. Pruitt	—	—	N/A	N/A	N/A	N/A
John R. Treiman	—	—	N/A	N/A	N/A	N/A

(1)	These rates of appreciation have been provided for illustrative purposes only. Such rates do not represent expected or forecasted appreciation

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Options

      The following table sets forth information concerning option exercises and option holdings for fiscal 2002 with respect to the named executive officers:

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-The-Money
	Shares		Options/SARs at Fiscal		Options/SARs
	Acquired		Year-End		at Fiscal Year-End(1)
	On	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Carl C. Gregory, III	None	—	150,000	358,333	$15,000	$137,916
Barry R. Barkley	None	—	100,000	308,333	$10,000	$132,916
J. Brandon Black	None	—	100,000	308,333	$10,000	$132,916
Robin R. Pruitt	None	—	12,500	62,500	$1,250	$6,250
John R. Treiman	None	—	37,500	37,500	$3,750	$3,750

(1)	Options are considered “in the money” if the fair market value of the underlying securities exceeds the exercise price of the options. These values are based on the December 31, 2002 closing price of the common stock of $1.10 per share on the Over the Counter Bulletin Board, less the per share exercise price. The options may never be exercised and the value, if any, will depend on the actual share price at the time of exercise.

Employment and Severance Agreements and Employee Benefit Plans

      Employment Agreements. In March 2002, we entered into employment agreements with two of our executive officers, Messrs. Gregory and Black. These agreements generally provided for one-year terms with automatic renewals, base compensation aggregating approximately $600,000 per annum, plus incentive compensation, as defined, and non-competition provisions. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined. During the second quarter of 2002, we reached agreement on severance matters with a former officer. In connection therewith, we paid $0.5 million for release of all claims and liability.

      1999 Equity Participation Plan. The Board of Directors has adopted the 1999 Equity Participation Plan as a part of our ongoing program to provide senior management with incentives linked to corporate performance. The plan is designed to provide senior management and key employees with stock based incentives which are intended to provide competitive long-term incentive opportunities and tie executive long-term financial gain to increases in our stock price.

      Officers, directors, and employees of Encore and its subsidiaries and affiliates, as well as key consultants to Encore and its subsidiaries and affiliates, are eligible to receive grants of stock options under the plan.

      The Compensation Committee of the Board of Directors administers the plan. No member of the Board or the Compensation Committee is liable for any action or determination made in good faith with respect to the plan or any option granted under the plan. Encore pays all of the expenses of administering the plan.

      An aggregate of 2,600,000 shares of our common stock are available for awards under the plan. Shares subject to an option that terminates or expires without being exercised are again made available for grant under the plan. The exercise price of any options granted under the plan is determined by the Board, but may not be less than 85% of the fair market value of the stock on the date of grant.

      The plan is not subject to the Employment Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

      The plan may be amended or terminated by the Board, but the Board must obtain stockholder approval prior to modifying or terminating the plan if such approval is required to comply with any tax or regulatory requirement. In addition, no amendment may be made that will adversely affect in any material way the rights of any participant under any award previously granted under the plan without that participant’s written consent.

      401(k) Plan. We maintain a 401(k) Salary Deferral Plan under which eligible employees may voluntarily contribute up to a maximum percentage of compensation, subject to Internal Revenue Code limitations. We match 25% of employee contributions.

      Deferred Compensation Plan. Effective March 1, 2002, we adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. The use of plan assets is legally restricted to distributions to participants or creditors in the event of bankruptcy.

RELATED PARTY TRANSACTIONS

Guarantees of Line of Credit

      We maintain a facility with Bank of America, NA, formerly NationsBank, NA, for a revolving line of credit of up to $5.0 million that matures April 15, 2004. Some of our present and former directors, stockholders and affiliates have guaranteed this facility, including Messrs. May, Lemond, Peltz and Kogan, directors of Encore; Frank Chandler, a former officer and director of Encore and a current stockholder of Encore; the Chandler Family Limited Partnership, a current stockholder of Encore; Triarc and Consolidated Press Holdings Limited, affiliates of stockholders of Encore; and Peter Nigel Stewart Frazer, the father-in-law of Robert Whyte and a stockholder of Encore. As of June 30, 2003, there were no amounts outstanding under the line of credit. Following the successful conclusion of this offering, this facility will be allowed to expire. In connection with such guarantee, an aggregate fee of $75,000 per quarter is paid to the guarantors.

Guarantees of Senior Notes

      On January 12, 2000, we issued $10 million in principal amount of 12% Series No. 1 Senior Notes to an institutional investor. The Senior Notes are our unsecured obligations but are guaranteed by Triarc, one of our stockholders, and Midland Credit. Triarc beneficially owns approximately 25.7% of the outstanding shares of our common stock. In connection with the issuance of the Senior Notes, we issued warrants to the institutional investor and Triarc to acquire up to 428,571 and 100,000 shares, respectively, of our common stock of at an exercise price of $0.01 per share. The warrants contain anti-dilution provisions. In addition, we paid a fee to Triarc in the amount of $0.2 million in consideration of Triarc’s guarantee of this indebtedness. We engaged an independent valuation firm to determine the allocation of the $10 million principal amount between the Senior Notes and the warrants. Based upon the valuation, the warrants were valued at approximately $3.05 per share. This valuation of $3.05 per share results in the warrants being included as a component of stockholders’ equity in the amount of $1.6 million with the same amount recorded as a debt discount to the $10 million note payable. The Senior Notes bear interest at 8% per annum until January 15, 2007, when the entire unpaid amount is due. The Senior Notes require semi-annual interest payments on January 15 and July 15. Since February 2002, we have elected to make the interest payments in cash. We intend to repay in full the Senior Notes with proceeds from this offering, at par, in accordance with their terms.

Preferred Stock

      On February 22, 2002, certain existing stockholders and their affiliates made an additional $5.0 million investment in us, including Messrs. Kogan, Whyte, and Lemond, directors of Encore, entities affiliated with Messrs. Peltz and May, directors of Encore, and entities affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited, stockholders of Encore. Immediately prior to such investment, these investors on a collective basis beneficially owned in excess of 50% of our common stock. In a related transaction, our Senior Notes lender forgave $5.3 million of outstanding debt. The terms of the investment were negotiated by a committee of the board of directors composed of an independent director, with the assistance of independent advisors.

      These investors purchased 1,000,000 shares of our Series A Convertible Preferred Stock at a price of $5.00 per share. Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into ten shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The last reported sale price of our common stock prior to such investment was $0.35 per share. The Series A Convertible Preferred Stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional Series A Convertible Preferred Stock, at our option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. Since issuance, all dividends with respect to our Series A Convertible Preferred Stock have been paid in cash. The dividend rate increases to 15.0% per annum in the event of a qualified public offering (such as this offering), a change of control (each as defined) or the sale of all or substantially all of our assets. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. Upon the occurrence of certain liquidation events or sale events (each as defined), holders of the Series A Convertible Preferred Stock would be entitled to receive a liquidation preference equal to the sum of the stated value of the Series A Convertible Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon and also a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Convertible Preferred Stock if their shares had been converted into shares of our common stock immediately prior to such liquidation or sale event.

      We have reached an agreement with the holders of all of our 1,000,000 shares of Series A Convertible Preferred Stock for them to convert their preferred shares into 10,000,000 shares of our common stock simultaneously with the closing of this offering. These holders will be paid accrued dividends to the conversion date, but will not pay or receive any other consideration in connection with the conversion.

Temporary Line of Credit

      Effective October 31, 2000, we executed an agreement with a limited liability company for a $2.0 million stand-by working capital line of credit secured by substantially all of our assets and those of our subsidiaries. The members of the limited liability company included Messrs. Kogan, Lemond and Whyte, directors of Encore, entities affiliated with Messrs. Peltz and May, directors of Encore, and entities and individuals affiliated with Triarc Companies, Inc. and Consolidated Press International Holdings Limited, stockholders of Encore. In connection with this agreement, the lenders received warrants to acquire 250,000 shares of our common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

SELLING AND PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of September 22, 2003 (unless otherwise stated), adjusted to reflect the sale of the shares of common stock offered under this prospectus by:

•	each person known by us to be a beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

      Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options and warrants which are exercisable within 60 days from September 22, 2003 (unless otherwise stated). Calculations of beneficial ownership are based on 7,437,433 shares of our common stock outstanding immediately prior to this offering and 21,168,429 shares of our common stock outstanding immediately after this offering. In addition, the table below takes into account the voting power of the persons named in the table, adjusted to reflect the fact that our Series A Convertible Preferred Stock votes with our common stock on an as-converted basis. Unless otherwise indicated, the address of each of the listed stockholders is 5775 Roscoe Ct., San Diego, California 92123.

	Number of		Number of
	shares of		shares of
	common		common
	stock		stock	Percent		Voting	Voting
	beneficially	Shares	beneficially	beneficially	Percent	power	power
	owned	included	owned after	owned	beneficially	beneficially	beneficially
	before this	in this	this	before this	owned after	held before	held after
Name of beneficial owner	offering(1)	offering	offering(1)	offering	this offering	this offering	this offering

Consolidated Press International Holdings Limited(2)
54-58 Park Street, Sydney NSW 2000, Australia	5,853,517	629,613	5,223,904	51.2%	24.6%	33.6%	24.6%
Nelson Peltz(3) c/o Triarc Companies, Inc.
280 Park Avenue New York, NY 10017	4,856,012	522,320	4,333,692	43.5%	20.4%	27.7%	20.4%
Triarc Companies, Inc.(4)
280 Park Avenue New York, NY 10017	2,382,544	256,270	2,126,274	25.7%	10.0%	13.6%	10.0%
DWG Acquisition Group, L.P.(5) c/o Triarc Companies, Inc.
280 Park Avenue New York, NY 10017	2,382,544	256,270	2,126,274	25.7%	10.0%	13.6%	10.0%
Madison West Associates Corp.(6) c/o Triarc Companies, Inc.
280 Park Avenue New York, NY 10017	2,281,269	256,270	2,024,999	24.8%	9.6%	13.1%	9.6%

	Number of		Number of
	shares of		shares of
	common		common
	stock		stock	Percent		Voting	Voting
	beneficially	Shares	beneficially	beneficially	Percent	power	power
	owned	included	owned after	owned	beneficially	beneficially	beneficially
	before this	in this	this	before this	owned after	held before	held after
Name of beneficial owner	offering(1)	offering	offering(1)	offering	this offering	this offering	this offering

Neale M. Albert(7) c/o Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas New York, NY 10019	1,743,816	143,790	1,600,026	21.1%	7.6%	10.0%	7.6%
Frank I. Chandler(8)	1,000,579	—	1,000,579	13.5%	4.7%	5.7%	4.7%
CFSC Capital Corp. VIII(9)	621,576	—	621,576	7.7%	2.9%	3.6%	2.9%
Eric D. Kogan(10)	475,158	43,927	431,231	6.1%	2.0%	2.7%	2.0%
Raymond Fleming	—	—	—	*	*	*	*
Richard A. Mandell(11)	23,334	—	23,334	*	*	*	*
Peter W. May(12)	3,539,042	379,052	3,159,990	35.0%	14.8%	20.2%	14.8%
Robert M. Whyte(13)	1,284,100	120,285	1,163,815	15.2%	5.5%	7.4%	5.5%
Alexander Lemond(14)	161,213	13,038	148,175	2.2%	*	*	*
Neville J. Katz	44,000	—	44,000	*	*	*	*
Carl C. Gregory, III(15)	225,000	101,716	123,284	2.9%	*	1.3%	*
Barry R. Barkley(15)	150,000	67,811	82,189	2.0%	*	*	*
J. Brandon Black(15)	150,000	67,811	82,189	2.0%	*	*	*
Robin R. Pruitt(15)	25,000	—	25,000	*	*	*	*
John R. Treiman(15)	56,250	—	56,250	*	*	*	*
All directors and executive officers of Encore as a group (15 persons)(16)	6,240,688	803,420	5,437,268	51.5%	25.7%	34.5%	25.7%
ING Capital LLC(17)	233,812	233,812	—	3.0%	—	1.3%	—
Peter Nigel Stewart Frazer	345,879	37,118	308,761	4.6%	1.5%	2.0%	1.5%
John L. Barnes, Jr.(18)	146,430	13,915	132,515	1.9%	*	*	*
Jarrett Posner(19)	134,131	11,200	122,931	1.6%	*	*	*
Edward Garden	68,263	7,342	60,921	*	*	*	*
Brian L. Schorr(20)	32,343	3,479	28,864	*	*	*	*
Stuart I. Rosen(21)	28,533	3,069	25,464	*	*	*	*
David Cooper(15)	1,667	762	905	*	*	*	*

“*” indicates ownership of less than 1%.

(1)	The numbers and percentages shown include the shares of common stock actually beneficially owned as of September 22, 2003, and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of September 22, 2003, upon the exercise of options or warrants or the conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)	According to Amendment No. 5 to Schedule 13D filed on August 26, 2003 by Consolidated Press International Holdings Limited (“CPIHL”) and C. P. International Investments Limited (“CPII”) to further supplement and amend the Schedule 13D originally filed by CPIHL and CPII on February 22, 2000, as supplemented and amended by Amendment No. 1 dated March 22, 2001, by

Amendment No. 2 dated August 28, 2001 by Amendment No. 3 dated February 27, 2002, and by Amendment No. 4 dated April 18, 2002, each of CPII and CPIHL may be deemed the beneficial owners of these shares. The shares reported include 1,853,517 shares directly owned by CPII and 4,000,000 shares issuable upon conversion of the 400,000 shares of our Series A Convertible Preferred Stock held by CPII. CPIHL and CPII each share voting and dispositive power with respect to the 1,853,517 shares of common stock and the 400,000 shares of Series A Convertible Preferred Stock. CPII is owned through a series of subsidiaries by CPIHL. Kerry F. B. Packer and his family and trusts established for their benefit directly or indirectly beneficially own CPIHL.

(3)	According to Amendment No. 1 to Schedule 13D filed on November 1, 2002 by Madison West Associates Corp. (“Madison”), Triarc Companies, Inc. (“Triarc”), Nelson Peltz, Peter W. May, Neale M. Albert and DWG Acquisition Group, L.P. (“DWG”) to supplement and amend the Schedule 13D originally filed by such reporting persons on March 4, 2002 (as so supplemented and amended, the “Madison West 13D”), Mr. Peltz is a co-trustee of the Nelson Peltz Children’s Trust (the “NP Trust”) and in such capacity shares voting and dispositive power over 602,318 shares of common stock directly owned by the NP Trust and the 1,871,150 shares issuable upon the conversion of the Series A Convertible Preferred Stock owned by the Peltz Family Limited Partnership. As the indirect beneficial owner of approximately 31.7% of the outstanding voting common stock of Triarc, Mr. Peltz shares voting and dispositive power with Triarc, Mr. May and DWG over the 2,382,544 shares of common stock beneficially owned by Triarc (see note (4) below). As a result, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (“Rule 13d-3”), Mr. Peltz may be deemed the indirect beneficial owner of (i) the 602,318 shares of common stock directly owned by the NP Trust, (ii) the 1,871,150 shares of common stock issuable to the Peltz Family Limited Partnership upon the conversion of the Series A Convertible Preferred Stock owned by the Peltz Family Limited Partnership; and (iii) the 2,382,544 shares of common stock beneficially owned by Triarc, which would, in the aggregate, constitute approximately 43.5% of the outstanding shares of our common stock. Mr. Peltz disclaims beneficial ownership of such shares. Of the shares included in this offering, 21,008 shares are being offered by the NP Trust and 501,312 shares are being offered by the Peltz Family Limited Partnership.

(4)	According to the Madison West 13D, Triarc may be deemed the beneficial owner of 2,382,544 shares of common stock, including (i) 535,609 shares of common stock directly owned by Madison West; (ii) 100,000 shares of common stock issuable upon exercise of a warrant (the “Triarc Warrant”) exercisable at a price of $0.01 per share (such warrant is exercisable immediately and expires on January 12, 2005) and 1,275 shares issuable upon exercise of a warrant issued to Triarc pursuant to the anti-dilution provisions of the Triarc Warrant (collectively, the “Triarc Warrants”); and (iii) 1,745,660 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock acquired by Madison West. Assuming exercise by Triarc of the Triarc Warrants for 101,275 shares of the common stock and the conversion by Madison West of its Series A Convertible Preferred Stock into 1,745,660 shares of our common stock, the aggregate holdings of Triarc would constitute approximately 25.7% of the outstanding shares of our common stock. Triarc shares with Madison West, Mr. Peltz, Mr. May and DWG voting and dispositive power over the 2,281,269 shares of common stock beneficially owned by Madison West and the 101,275 shares of common stock issuable to Triarc upon exercise of the Triarc Warrants.

(5)	According to the Madison West 13D, DWG is the direct beneficial owner of approximately 29.2% of the outstanding voting common stock of Triarc, and in such capacity shares with Mr. Peltz and Mr. May voting and dispositive power over the 2,382,544 shares of common stock beneficially owned by Triarc (see note (4) above). As a result, pursuant to Rule 13d-3, DWG may be deemed the indirect beneficial owner of 2,382,544 shares of common stock, which would constitute approximately 25.7% of the outstanding shares of our common stock. DWG disclaims beneficial ownership of such shares.

(6)	According to the Madison West 13D, Madison West may be deemed the beneficial owner of 2,281,269 shares of common stock, including (i) 535,609 shares of common stock directly owned by

Madison West; and (ii) 1,745,660 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock acquired by Madison West. Assuming the conversion by Madison West of the Series A Convertible Preferred Stock into 1,745,660 shares of the common stock, the aggregate holdings of Madison West would constitute approximately 24.9% of the outstanding shares of our common stock. Madison West shares with Triarc, Mr. Peltz, Mr. May and DWG voting and dispositive power over the 2,281,269 shares of common stock beneficially owned by Madison West.

(7)	According to the Madison West 13D, Mr. Albert is a co-trustee of each of the NP Trust, the Jonathan P. May 1998 Trust (the “JM Trust”) and the Leslie A. May 1998 Trust (the “LM Trust”) (see note (12) below), and in such capacity Mr. Albert shares with Mr. Peltz voting and dispositive power over the 602,318 shares of common stock directly owned by the NP Trust, and shares with Mr. May voting and dispositive power over the 150,579 shares of common stock directly owned by the JM Trust, the 150,579 shares of common stock directly owned by the LM Trust, the 420,170 shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock owned by the JM Trust and the 420,170 shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock owned by the LM Trust. As a result, pursuant to Rule 13d-3, Mr. Albert may be deemed the beneficial owner of 1,743,816 shares, which would constitute approximately 21.1% of the outstanding shares of our common stock. Mr. Albert disclaims beneficial ownership of such shares.

(8)	Includes 12,353 shares directly owned and 988,226 shares owned by the Chandler Family Limited Partnership. Mr. Chandler, a former Vice Chairman and co-founder of Midland Credit, has voting power over the shares owned by the Partnership.

(9)	These shares are issuable upon exercise of a vested common stock purchase warrant issued in connection with the Secured Financing Facility.

(10)	Includes 169,158 shares of common stock and 306,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(11)	Includes 10,000 shares of common stock directly owned and 13,334 shares of common stock issuable upon exercise of vested stock options.

(12)	According to the Madison West 13D, Mr. May is a co-trustee of each of the JM Trust and the LM Trust, and in such capacity Mr. May shares voting and dispositive power with Mr. Albert over the 150,579 shares of common stock directly owned by the JM Trust, the 150,579 shares of common stock directly owned by the LM Trust, the 420,170 shares of common stock issuable to JM Trust upon the conversion of the Series A Convertible Preferred Stock owned by the JM Trust and the 420,170 shares of common stock issuable to LM Trust upon the conversion of the Series A Convertible Preferred Stock owned by the LM Trust (see note (7) above). Mr. May also beneficially owns 15,000 shares of common stock that he acquired through a brokerage transaction and has sole voting and dispositive power over such shares. As the beneficial owner of approximately 29.6% of the outstanding voting common stock of Triarc, Mr. May shares with Triarc, Mr. Peltz and DWG voting and dispositive power over the 2,382,544 shares of common stock beneficially owned by Triarc (see note (4) above). As a result, pursuant to Rule 13d-3, Mr. May may be deemed the beneficial owner of (i) the 150,579 shares of common stock directly owned by the JM Trust, (ii) the 150,579 shares of common stock directly owned by the LM Trust, (iii) the 420,170 shares of common stock issuable to JM Trust upon the conversion of the Series A Convertible Preferred Stock owned by the JM Trust, (iv) the 420,170 shares of common stock issuable to LM Trust upon the conversion of the Series A Convertible Preferred Stock owned by the LM Trust, (v) the 2,382,544 shares of common stock beneficially owned by Triarc, and (vi) the 15,000 shares of common stock owned directly by Mr. May, which would, in the aggregate, constitute approximately 35.0% of the outstanding shares of our common stock. Mr. May disclaims beneficial ownership of all such shares other than the 15,000 shares of common stock that he owns directly. Of the shares included in this offering, 61,391 shares are being offered by the JM Trust and 61,391 shares are being offered by the LM Trust.

(13)	According to Amendment No. 1 to Schedule 13D filed on April 18, 2002 by Robert Michael Whyte to supplement and amend the Schedule 13D originally filed on March 4, 2002 by Mr. Whyte and updated to reflect open market purchases by Mr. Whyte reported on Form 4, Mr. Whyte may be deemed the beneficial owner of 1,284,100 shares of common stock, consisting of 284,100 shares directly owned and 1,000,000 shares of common stock issuable on conversion of Series A Convertible Preferred Stock. Assuming conversion of the Series A Convertible Preferred Stock into 1,000,000 shares of our common stock, Mr. Whyte may be deemed to beneficially own approximately 15.2% of the outstanding shares of our common stock.

(14)	Includes 133,413 shares directly owned and 27,800 shares of common stock issuable on conversion of Series A Convertible Preferred Stock.

(15)	These shares are issuable upon exercise of vested stock options.

(16)	Excludes the 2,382,544 shares beneficially owned by Triarc. See note (4) above.

(17)	These shares are issuable upon exercise of a vested common stock purchase warrant issued in connection with the Senior Notes.

(18)	Includes 51,190 shares of common stock and 95,240 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(19)	Includes 64,131 shares of common stock and 70,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(20)	Includes 8,533 shares of common stock and 23,810 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

(21)	Includes 8,533 shares of common stock and 20,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

      The following information describes our common stock and preferred stock, options and warrants to purchase our common stock, and selected provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary. Our Certificate of Incorporation is filed with the SEC as Exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form S-1 filed on June 14, 1999, and an amendment to our Certificate of Incorporation changing our name is filed with the SEC as Exhibit 3.1 to our Current Report on Form 8-K filed on April 4, 2002.

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 1,250,000 shares have been designated Series A Senior Cumulative Participating Convertible Preferred Stock.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. We do not intend to declare or pay any dividends on our shares of common stock in the near future. See “Dividend Policy.” Our Certificate of Incorporation gives the holders of common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. All outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

      Our board of directors may, without further action of our stockholders, issue shares of preferred stock in one or more series and fix or alter the rights or preferences thereof, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, and restrictions of any wholly unissued series of preferred stock. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring, or preventing a change in our control or other corporate action.

      There are currently one million shares of our Series A Convertible Preferred Stock outstanding. Each share of Series A Convertible Preferred Stock is convertible at the option of the holder at any time into ten shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Convertible Preferred Stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A Convertible Preferred Stock without the consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock. Upon the occurrence of a qualified public offering (such as this offering), a change in control, or a sale of Encore, we may, by decision of the then independent members of our board of directors, redeem the outstanding Series A Convertible Preferred Stock in whole but not in part at an aggregate redemption price equal to the $5.0 million liquidation preference accrued but unpaid dividends and the issuance of the ten million shares of common stock into which the Series A Convertible Preferred Stock is convertible.

      We have reached an agreement with the holders of all of our Series A Convertible Preferred Stock for them to exercise their right to convert their preferred shares into 10,000,000 shares of our common stock simultaneously with the closing of this offering (see “Related Party Transactions — Preferred Stock”). These holders will be paid accrued dividends to the conversion date, but will not pay or receive any other consideration in connection with the conversion.

      The holders of the Series A Convertible Preferred Stock are entitled to vote on an as-converted basis with the holders of the common stock as a single class and have the right to vote as a class on certain specified matters. If we fail to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the holders of the Series A Convertible Preferred Stock are entitled to designate two directors to serve on our board of directors for as long as at least 10% of the shares of the Series A Convertible Preferred Stock remain outstanding.

Warrants

      We currently have outstanding warrants to purchase 956,663 shares of our common stock at a weighted average exercise price of $0.65 per share. All of these warrants are currently exercisable.

Stock Options

      Options to purchase a total of 2,600,000 shares of our common stock were available for grant under our 1999 Equity Participation Plan. As of June 30, 2003, there are outstanding options under the 1999 Equity Participation Plan to purchase a total of 2,037,499 shares of our common stock at a weighted average exercise price of $0.90 per share. As of June 30, 2003, there were 542,167 options remaining for grant under our 1999 Equity Participation Plan.

Registration Rights

      We have granted registration rights to holders of:

•	the 10,000,000 shares of our common stock that will be issued upon conversion of the 1,000,000 outstanding shares of our Series A Convertible Preferred Stock;

•	warrants to acquire 956,663 shares of our common stock;

•	4,130,067 shares of outstanding common stock held by a group that includes our largest stockholders (or affiliates thereof), many of whom are also our preferred stockholders; and

•	the 707,917 shares of common stock issuable upon exercise of employee stock options that are vested as of September 1, 2003.

      We will bear all costs related to the registration of these shares other than underwriting discounts and commissions.

Delaware Anti-takeover Law and Restrictive Provisions of Our Certificate of Incorporation and Bylaws

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applied if:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

      Under our certificate of incorporation, our board of directors is authorized to create and issue one or more series of preferred stock and to fix the rights and terms of such series without stockholder approval. These shares could have the effect of preventing or discouraging an acquisition of us.

      Subject to certain exceptions, under our bylaws, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders’ meeting must give notice of any proposals or nominations within a specified time frame. In addition, the bylaws provide that we will hold a special meeting of stockholders only if a majority of our directors or the President, Chief Executive Officer or the Chairman of the Board calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

Limitations on Liability and Indemnification of Officers and Directors

      Our Certificate of Incorporation provides for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, including some instances in which indemnification is otherwise discretionary under the law. We believe that these provisions are essential to attracting and retaining qualified persons as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent and Registrar

      The American Stock Transfer & Trust Company acts as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradable After Offering

      Based on 7,437,433 shares of our common stock issued and outstanding at September 22, 2003, we will have 21,168,429 shares of common stock outstanding after the completion of this offering (21,197,912 shares if the underwriters’ over-allotment is exercised in full). Of those shares, the 5,000,000 shares of common stock sold in the offering (5,750,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144. The remaining shares of common stock to be outstanding immediately following the completion of this offering will also be freely tradable, available for sale under Rule 144, or subject to registration rights granted to the holders. See “Description of Capital Stock — Registration Rights.”

Rule 144

      In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 212,000 shares immediately after the offering); or

•	the average weekly trading volume in our common stock on The Nasdaq Stock Market’s National Market during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements, and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information about us.

Stock Options

      Options to purchase a total of 2,600,000 shares of our common stock were available for grant under our 1999 Equity Participation Plan. As of June 30, 2003, there are outstanding options under the 1999 Equity Participation Plan to purchase a total of 2,037,499 shares of our common stock at a weighted average exercise price of $0.90 per share. As of June 30, 2003, options to purchase 542,167 shares of common stock remained available for grant under our 1999 Equity Participation Plan.

Lock-up Arrangements

      All of our officers, directors and certain other security holders holding our outstanding common stock as well as options and warrants, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Jefferies & Company, Inc. See “Underwriting.” After the 90-day lock-up period, these shares may be sold in accordance with Rule 144 or pursuant to a registration rights agreement.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares

Jefferies & Company, Inc.	3,250,000
Brean Murray & Co., Inc.	1,000,000
Roth Capital Partners, LLC	750,000

Total	5,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholders are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholders, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      Our common stock is traded on The Nasdaq Stock Market’s National Market under the symbol “ECPG”.

      The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus, and to some dealers at that price less a concession not in excess of $0.40 per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters.

      The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase from the selling stockholders, in whole or in part, up to 750,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus.

      The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of common stock offered by us and the selling stockholders. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

	Paid by Us		Paid by the Selling Stockholder

	Without Exercise of	With Full Exercise	Without Exercise of	With Full Exercise
	Over-allotment	of Over-allotment	Over-allotment	of Over-allotment

Per share	$0.66	$0.66	$0.66	$0.66
Total	$1,980,000	$1,980,000	$1,320,000	$1,815,000

      We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $0.8 million, which will be paid by us.

      This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

      We and our executive officers and directors and certain of our existing stockholders have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters.

      We have been advised by the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

      A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us and the selling stockholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over-allotment option to purchase additional shares from us and the selling stockholder or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      A “stabilizing bid” is a bid for or the purchase of shares by Jefferies & Company, Inc. on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the underwriters to reclaim the selling concession from a syndicate member when shares sold by such syndicate member are purchased by Jefferies & Company, Inc. in a syndicate covering transaction and, therefore, have not been effectively placed by the syndicate member.

      We have been advised by the underwriters that these transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

      In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on The Nasdaq Stock Market’s National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on The Nasdaq Stock Market’s National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares of common stock are being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

      The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT AUDITORS

      On May 25, 2001, Ernst & Young LLP resigned as Encore’s independent auditors. We had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. In August 2001, we engaged BDO Seidman, LLP as our independent auditors.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the SEC for the stock being offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the informational requirements of the Securities and Exchange Act, and in accordance with those requirements we file annual, quarterly and special reports, proxy statements and other information with the SEC.

      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of The Nasdaq Stock Market’s National Market. For further information on obtaining copies of our public filings at The Nasdaq Stock Market’s National Market, you should call (212) 656-5060.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Financial Condition as of June 30, 2003	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three and Six Month Periods Ended June 30, 2003 and 2002	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-Month Periods Ended June 30, 2003 and 2002	F-4
Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the Six-Month Period Ended June 30, 2003	F-6
Notes to Unaudited Condensed Consolidated Statements	F-7
Consolidated Financial Statements
Report of Independent Auditors, BDO Seidman, LLP	F-22
Report of Independent Auditors, Ernst & Young LLP	F-23
Consolidated Statements of Financial Condition as of December 31, 2001 and 2002	F-24
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2000, 2001 and 2002	F-25
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2000, 2001 and 2002	F-26
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F-27
Notes to Consolidated Financial Statements	F-29

ENCORE CAPITAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In Thousands, Except Par Value Amounts)

June 30,
2003

(Unaudited)
ASSETS
Cash	$4,250
Restricted cash	593
Investment in receivable portfolios, net (Notes 5 and 6)	76,910
Investment in retained interest (Note 6)	3,798
Property and equipment, net (Note 7)	3,472
Deferred tax assets, net (Note 9)	—
Other assets	3,334

Total assets	$92,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities (Note 8)	$8,530
Accrued profit sharing arrangement (Note 8)	11,116
Income tax payable (Note 9)	394
Deferred tax liability, net (Note 9)	24
Notes payable and other borrowings, net of discount of $672 (Note 8)	41,121
Capital lease obligations (Note 13)	610

Total liabilities	61,795

Commitments and contingencies (Notes 13 and 14)
Stockholders’ equity (Notes 1, 4, 10, 11, 12, and 13):
Convertible preferred stock, $.01 par value, 5,000 shares authorized, 1,000 shares issued and outstanding (Liquidation value of $93,000 at June 30, 2003)	10
Common stock, $.01 par value, 50,000 shares authorized, and 7,431 shares issued and outstanding	74
Additional paid-in capital	31,534
Accumulated deficit	(1,163)
Accumulated other comprehensive income	107

Total stockholders’ equity	30,562

Total liabilities and stockholders’ equity	$92,357

See accompanying notes to condensed consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In Thousands, Except Per Share Amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Revenues
Revenue from portfolio receivables (Note 5)	$28,001	$17,985	$55,257	$33,232
Revenue from retained interest (Note 6)	86	1,419	214	3,218
Servicing fees and related revenue (Note 13)	304	725	1,043	1,875

Total revenues	28,391	20,129	56,514	38,325

Operating expenses
Salaries and employee benefits	9,482	8,934	19,129	17,202
Other operating expenses	2,634	1,837	5,011	3,348
Cost of legal collections	4,161	2,453	7,518	4,469
General and administrative expenses	1,539	1,547	3,013	2,971
Depreciation and amortization	477	598	1,013	1,191

Total operating expenses	18,293	15,369	35,684	29,181

Income before other income (expense) and income taxes	10,098	4,760	20,830	9,144
Other income and expense
Interest expense	(4,546)	(3,990)	(8,956)	(8,012)
Other income	15	66	7,289	157

Income before income taxes	5,567	836	19,163	1,289
Income tax provision	(2,258)	(144)	(7,687)	(363)

Net Income	3,309	692	11,476	926
Other comprehensive income:
Increase (decrease) in unrealized gain on non-qualified deferred compensation plan assets	(65)	20	(46)	20
Decrease in unrealized gain on retained interest in securitized receivables, net of tax	(87)	(216)	(214)	(540)

Comprehensive income	$3,157	$496	$11,216	$406

Earnings per share — Basic (Note 10)	$0.43	$0.08	$1.51	$0.10

Earnings per share — Diluted (Note 10)	$0.17	$0.04	$0.58	$0.06

Shares used for computation
Basic (Note 10)	7,421	7,367	7,416	7,265

Diluted (Note 10)	20,000	17,838	19,723	14,936

See accompanying notes to condensed consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, In Thousands)

	Six Months Ended
	June 30,

	2003	2002

Operating activities
Gross Collections	$93,733	$69,620
Proceeds from litigation settlement	11,100	—
Less:
Amounts collected on behalf of third parties	(3,027)	(5,835)
Amounts applied to principal of receivable portfolios	(31,135)	(21,398)
Amounts applied to principal of securitization 98-1	(4,100)	(5,937)
Litigation settlement proceeds applied to principal of receivable portfolios	(692)	—
Legal and other costs related to litigation settlement	(3,198)	—
Servicing fees	1,043	1,876
Operating Expenses
Salaries and employee benefits	(19,882)	(17,325)
Other operating expenses	(5,147)	(3,662)
Collection legal costs	(7,518)	(4,469)
General and administrative	(2,573)	(3,301)
Interest payments	(10,694)	(2,625)
Other income	79	157
Decrease (increase) in restricted cash	2,512	(1,172)
Income taxes	(808)	—

Net cash provided by operating activities	19,693	5,929

Investing activities
Purchases of receivable portfolios	(45,073)	(23,622)
Collections applied to principal of receivable portfolios	31,135	21,398
Litigation settlement proceeds applied to principal of receivable portfolios	692	—
Collections applied to principal of securitization 98-1	4,100	5,937
Proceeds from put-backs of receivable portfolios	504	389
Purchases of property and equipment	(403)	(321)

Net cash provided by (used in) investing activities	(9,045)	3,781

Financing activities
Proceeds from notes payable and other borrowings	39,993	28,099
Repayment of notes payable and other borrowings	(46,629)	(41,864)
Capitalized loan costs relating to financing arrangement	—	(154)
Proceeds from exercise of common stock options	13	—
Proceeds from exercise of common stock warrants	—	2
Proceeds from sale of preferred stock	—	4,590
Payment of preferred dividend	(250)	—
Repayment of capital lease obligations	(277)	(506)

Net cash used in financing activities	(7,150)	(9,833)

Net increase (decrease) in cash	3,498	(123)
Cash, beginning of period	752	1,412

Cash, end of period	$4,250	$1,289

See accompanying notes to condensed consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
(Unaudited, In Thousands)

	Six Months Ended
	June 30,

	2003	2002

Net income	$11,476	$926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,013	1,191
Amortization of loan costs and debt discount	293	429
Deferred income tax expense	7,023	364
Increase in income on retained interest	—	414
Increase in income on receivable portfolios	—	34
Changes in operating assets and liabilities
Decrease (increase) in restricted cash	2,512	(1,172)
Increase in other assets	(218)	(1,189)
Increase (decrease) in accounts payable and accrued liabilities	(2,342)	2,361
Increase (decrease) in accrued profit sharing arrangement	(64)	2,571

Net cash provided by operating activities	$19,693	$5,929

Supplemental schedule of non-cash investing activities:
Property and equipment acquired under capital lease	$542	$—

See accompanying notes to condensed consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited, In Thousands)

	Preferred		Common				Accumulated
	Stock		Stock		Additional		Other
					Paid-In	Accumulated	Comprehensive
	Shares	Par	Shares	Par	Capital	Deficit	Income	Total

Balance at December 31, 2002	1,000	$10	7,411	$74	$31,479	$(12,388)	$367	$19,542
Net income	—	—	—	—	—	11,476	—	11,476
Decrease in unrealized gain	—	—	—	—	—	—	(260)	(260)
Preferred dividends	—	—	—	—	—	(251)	—	(251)
Stock options exercised	—	—	20	—	55	—	—	55

Balance at June 30, 2003	1,000	$10	7,431	$74	$31,534	$(1,163)	$107	$30,562

See accompanying notes to condensed consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1:     Business and Basis of Presentation

Business

      Encore Capital Group, Inc. (“Encore” or the “Company”), previously known as MCM Capital Group, Inc., is a systems-driven purchaser and manager of charged-off consumer receivables portfolios. The Company acquires these portfolios at deep discounts from their face values using its proprietary valuation process which is based on the consumer attributes of the underlying accounts. Based upon the Company’s ongoing analysis of these accounts, it employs a dynamic mix of collection strategies to maximize its return on investment. The Company is a Delaware holding company whose principal assets are its investments in its wholly-owned subsidiaries, Midland Credit Management, Inc. (“Midland Credit”), Midland Funding 98-A Corporation (“98-A”), Midland Receivables 99-1 Corporation (“99-1”), Midland Acquisition Corporation, MRC Receivables Corporation (“MRC”), and Midland Funding NCC-1 Corporation (“NCC-1”) (collectively referred to herein as the “Company”). Encore also has a wholly-owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated, but is recorded as an investment in retained interest on the accompanying unaudited interim condensed consolidated statement of financial condition. The receivable portfolios consist primarily of charged-off domestic consumer credit card receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and by borrowings from third parties (see Note 8).

Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of the Company, however, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of June 30, 2003, its consolidated results of operations for the three and six-month periods ended June 30, 2003 and 2002, and its cash flows for the six- month periods ended June 30, 2003 and 2002, respectively. The consolidated results of operations of the Company for the three and six-month periods ended June 30, 2003 may not be indicative of future results. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K as of and for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003.

      Certain amounts included in the accompanying prior periods’ consolidated financial statements have been reclassified to conform to the current period presentation.

Significant Accounting Policies

      Please refer to the Company’s annual report on Form 10-K as of and for the year ended December 31, 2002 for a summary of the Company’s significant accounting policies.

Pro Forma Effect of Stock Based Compensation

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for stock option grants under the fair-value method of SFAS No. 123. The fair value for options granted was estimated at the date of grant using a Black-

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scholes option pricing model with the following weighted-average assumptions for the three and six-month periods ended June 30, 2003 and 2002:

	June 30,	June 30,
	2003	2002

Risk free interest rate	2.5%	4.3%
Dividend yield	0%	0%
Volatility factors of the expected market price of the Company’s common stock	151%	142%
Weighted-average expected life of options	5 years	5 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted to its employees.

      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the three and six-month periods ended June 30, 2003 and 2002 were as follows (in thousands, except per share amounts):

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2003	2002	2003	2002

Net income as reported	$3,309	$692	$11,476	$926
Plus: Stock-based employee compensation expense included in reported net income	—	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based method	(65)	(18)	(120)	(35)

Pro forma net income	$3,244	$674	$11,356	$891

Earnings per share:
Basic — as reported	$0.43	$0.08	$1.51	$0.10

Basic — pro forma	$0.42	$0.07	$1.50	$0.10

Diluted — as reported	$0.17	$0.04	$0.58	$0.06

Diluted — pro forma	$0.16	$0.04	$0.58	$0.06

Note 2:	New Accounting Pronouncements

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The Company has retained its accounting for stock based employee compensation under APB No. 25 and has only adopted the pro forma disclosure requirements of SFAS No. 123. Accordingly, the implementation of SFAS No. 148 did not have a material effect on the Company’s consolidated financial position or results of operations.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments. The implementation of SFAS No. 149 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liability and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company on July 1, 2003. The Company does expect the adoption of SFAS No. 150 to have a material effect on its consolidated financial statements.

Note 3:     Litigation Settlement

      On March 21, 2003, Midland Credit, 98-A and 99-1 entered into a settlement agreement with MBNA America Bank, N.A. (“MBNA”) in connection with the lawsuit filed against MBNA in February 2001. Pursuant to the terms of the settlement (the “Litigation Settlement”), MBNA paid Midland Credit $11.1 million on April 4, 2003 in full and complete satisfaction of the claims. The net proceeds of $7.9 million, which is net of litigation expenses and attorneys’ fees, were used to repay holders of the Warehouse Facility and Securitization 99-1 (see Notes 6 and 8).

      During the first quarter of 2003, the Company recorded a net gain of $7.2 million, which was comprised of the net proceeds of $7.9 million, reduced by the remaining carrying value of the related receivable portfolios as of March 31, 2003, which was $0.7 million (see Note 5).

Note 4:     Sale of Convertible Preferred Stock and Forgiveness of Debt

      On February 22, 2002, certain existing stockholders and their affiliates (the “Purchasers”) made a $5.0 million investment in Encore Capital Group, Inc. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of the Company’s common stock on a collective basis. In a related transaction, one of the Company’s principal lenders, ING Capital LLC (“ING”), forgave $5.3 million of outstanding debt and reduced its warrant position by 200,000 warrants. The debt forgiveness was recorded net of the debt discount related to the warrants cancelled and deferred loan costs totaling $0.6 million in the aggregate. The net $4.7 million effect of the debt forgiveness was recorded by the Company as a capital contribution since it was facilitated by various equity holders of the Company through their relationship with ING. This relationship resulted from prior investment banking and financial advisory services rendered to such equity holders by ING and its affiliates. These two transactions increased the Company’s net worth by $9.3 million in 2002.

      The Purchasers received 1,000,000 shares of the Company’s Series A Senior Cumulative Participating Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $5.00 per share for $5.0 million in cash. The Company received $5.0 million less $0.4 million of costs associated with the issuance. Each share of Series A Preferred Stock is convertible at the option of the holder, at any time, into 10 shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional Series A Preferred Stock, at the Company’s option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividends payable on August 15, 2002 and February 15, 2003 were paid in cash. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all, or substantially all, of the assets of the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A Preferred Stock has a liquidation preference equal to the sum of the stated value of the Series A Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon plus a participation payment equal to the value of the shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Preferred Stock if their shares had been converted into shares of the Company’s common stock immediately prior to the liquidation event ($88.0 million as of June 30, 2003). This liquidation payout provision applies both to true liquidations as well as sales of the Company, as defined.

Note 5:     Investment in Receivable Portfolios, Net

      The Company accounts for its investment in receivables portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivables portfolios are recorded at cost at the time of acquisition.

      The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. Revenue from receivables portfolios is accrued based on the effective interest rate determined for each pool applied to each pool’s original cost basis, as increased for revenue earned and decreased for principal paydowns and impairments. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

      The Company monitors and evaluates actual and projected cash flows for each receivable portfolio on a quarterly basis. Through June 30, 2003, the Company has not increased the forecasted cash flows for any receivable portfolio in which actual cumulative collections have exceeded forecast. The Company has, on the other hand, reduced the total forecasted cash flows on certain receivable portfolios where actual cumulative collections to date have not met the forecast. If the remaining forecasted cash flows are in excess of the remaining carrying value, the effective interest is reduced prospectively. If the remaining forecasted cash flows are less than the remaining carrying value, the receivable portfolio is impaired and all of the remaining collections are subsequently applied against book value. At June 30, 2003, five portfolios with a remaining carrying value of $1.1 million were accounted for using the cost recovery method by the Company, including two portfolios that were changed to the cost recovery method during the six-month period ended June 30, 2003. No provision for impairment losses was recorded during either of the six-month periods ended June 30, 2003 or 2002.

      On purchases made since mid-2000, the Company’s collections, in the aggregate, have exceeded its expectations. As a result, the Company is currently in the process of updating its model to estimate the impact of its new collection strategies on the forecasted remaining cash flows of its receivable portfolios. This model will consider all the known data about its accounts, including, among others, its collection experience, changes in external customer factors in addition to all data known when the Company acquired the accounts. It is the Company’s expectation that the results of this model will be implemented during the fourth quarter of 2003 or the first quarter of 2004; however, prior to implementation, substantial validation procedures will be required. Accordingly, the implementation of this model may take more time. The resulting increases or decreases of forecasted cash flows as a result of applying this model, if any, will have a corresponding increase or decrease to our effective interest rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Collections realized after the net book value of a portfolio has been fully recovered are recorded as revenue (“Zero Basis Income”). During the six-month periods ended June 30, 2003 and 2002, approximately $5.8 million and $2.3 million, respectively, was recognized as revenue pertaining to collections on portfolios for which the related net book value has been fully recovered.

      The following tables summarize the changes in the balance of the investment in receivable portfolios during the following periods (in thousands):

	For the Six Months Ended June 30, 2003

	Accrual	Cost
	Basis	Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$63,253	$915	$—	$64,168
Purchases of receivable portfolios	45,073	—	—	45,073
Transfers of portfolios	(1,458)	1,458	—	—
Collections	(79,338)	(1,239)	(5,815)	(86,392)
Portion of Litigation
Settlement proceeds applied to carrying value	(692)	—	—	(692)
Adjustments	(498)	(2)	(4)	(504)
Revenue recognized	49,438	—	5,819	55,257

Balance, end of period	$75,778	$1,132	$—	$76,910

Revenue as a percentage of collections	62.3%	0%	100.0%	64.0%

	For the Six Months Ended June 30, 2002

	Accrual	Cost
	Basis	Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$45,671	$1,330	$—	$47,001
Purchases of receivable portfolios	23,622	—	—	23,622
Transfers of portfolios	(929)	929	—	—
Collections	(51,870)	(493)	(2,267)	(54,630)
Adjustments	(258)	(131)	—	(389)
Revenue recognized	30,965	—	2,267	33,232

Balance, end of period	$47,201	$1,635	$—	$48,836

Revenue as a percentage of collections	59.7%	0%	100.0%	60.8%

      The annualized weighted average effective interest rate for receivable portfolios on the accretion method was 155.2% for the six-month period ended June 30, 2003, compared to 142.3% for the six-month period ended June 30, 2002.

      Beginning in 2001, the Company began purchasing charged-off unsecured consumer loans and auto loan deficiencies. The Company purchased $2.7 million and $1.5 million of these loans during the six months ended June 30, 2003 and 2002, respectively. Collections related to all portfolios of charged-off unsecured consumer loans and auto loan deficiencies amounted to $1.6 million and $1.2 million for the six-month periods ended June 30, 2003 and 2002, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Company currently utilizes various business channels for the collection of charged-off credit cards and other receivables. The following table summarizes the collections by collection channel (in thousands):

	Six Months Ended
	June 30,

	2003	2002

Collection sites	$60,155	$47,116
Legal collections	18,636	12,870
Sales	12,288	6,376
Other	2,654	3,258

Gross collections for the period	$93,733	$69,620

Note 6:     Securitization of Receivable Portfolios

1999 Warehouse and 1999 Securitization Financing

      In March of 1999, and January of 2000, the Company entered into two securitized receivable acquisition facilities through two bankruptcy remote, special purpose subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, respectively. Midland Funding 98-A Corporation entered into a $35 million facility (the “Warehouse Facility”), structured as a term loan bearing interest at 1.17% plus the one-week London Interbank Offered Rate (“LIBOR”). Midland Receivables 99-1 Corporation, issued securitized non-recourse notes in the amount of $28.9 million (“Securitization 99-1”), bearing interest at 10% per annum. The Warehouse Facility and Securitization 99-1 were collateralized and cross-collateralized by certain charged-off receivables and were insured through a financial guaranty insurance policy.

      On April 15, 2003, all obligations related to the Warehouse Facility and Securitization 99-1 were repaid in full. This included payment of the respective debt balances of $5.0 million and $4.6 million for the Warehouse Facility and Securitization 99-1, respectively, and the combined deferred insurance premiums of $1.9 million. The funds to repay these liabilities came from the Litigation Settlement (see Note 3), funds held in related reserve accounts and other internal cash sources. As a result of the payment in full of all obligations related to the Warehouse Facility and Securitization 99-1, and the Company now receives 100% of future collections from the related portfolios.

     1998 Securitization/Sale

      On September 11, 2000, Midland Receivables 98-1 Corporation, a bankruptcy-remote, special-purpose subsidiary of Midland Credit, repaid non-recourse notes originally issued in the principal amount of $33.0 million in 1998. In connection with this securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders’ equity. In accordance with Emerging Issues Task Force Consensus No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” the retained interest is carried at cost; is increased by interest accretion based on estimated future cash receipts; is decreased by actual cash collections; and the unrealized gain is amortized using an effective interest method.

      Once each quarter, the Company monitors the retained interest for impairment based on discounted anticipated future cash flows of the underlying receivables as compared to the current carrying value (original cost basis adjusted for interest earned and principal pay downs) of the retained interest. During the first quarter of 2003, the Company lowered its expected yield on the retained interest from an annual

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

return of approximately 44.4% to 7.2% based on estimated net cash flows derived from both historical and projected collections. The income accrued on the retained interest was $0.2 million and $3.2 million for the six months ended June 30, 2003 and 2002, respectively.

      Provisions for losses are charged to earnings when it is determined that the retained interest’s carrying value is greater than the present value of expected future cash flows. No provision for loss has ever been recorded for the retained interest.

      The following summarizes the changes in the balance of the investment in retained interest (in thousands):

	For the Six Months Ended
	June 30, 2003

	Amortized	Unrealized	Carrying
	Cost	Gain	Value

Balance at December 31, 2002	$7,707	$549	$8,256
Interest accrued	214	—	214
Collections	(4,314)	—	(4,314)
Amortization of unrealized gain	—	(358)	(358)

Balance at June 30, 2003	$3,607	$191	$3,798

	For the Six Months Ended
	June 30, 2002

	Amortized	Unrealized	Carrying
	Cost	Gain	Value

Balance at December 31, 2001	$15,929	$1,997	$17,926
Interest accrued	3,218	—	3,218
Collections	(9,155)	—	(9,155)
Amortization of unrealized gain	—	(904)	(904)

Balance at June 30, 2002	$9,992	$1,093	$11,085

Note 7:     Property and Equipment

      The following is a summary of the components of property and equipment (in thousands):

June 30,
2003

Furniture, fixtures and equipment	$1,317
Computer equipment and software	9,132
Telephone equipment	1,822
Leasehold improvements	377

12,648
Accumulated depreciation and amortization	(9,176)

$3,472

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8:     Notes Payable and Other Borrowings

      The Company is obligated under borrowings as follows (in thousands):

June 30,
2003

Secured financing facility, at Prime Rate plus 3.00%, and 2.00% for balances in excess of $25.0 million, 7.00% and 6.00%, respectively at June 30, 2003, due various dates through September 30, 2005	$34,543
Senior notes, 6.00% to July 15, 2003 and 8.00% thereafter, due January 15, 2007	7,250
Notes payable, Securitization 99-1, 10.00%, repaid April 15, 2003 (Note 6)	—
Warehouse facility, LIBOR plus 1.17%, repaid April 15, 2003 (Note 6)	—
Revolving line of credit at the Prime Rate, 4.00% at June 30, 2003, due April 15, 2004	—

41,793
Less: unamortized debt discount	(672)

$41,121

Revolving Line of Credit

      The Company entered into the Seventh Amended and Restated Promissory Note effective April 10, 2003 to renew the Company’s revolving line of credit. The revolving line of credit has been reduced from $15.0 million to $5.0 million, carries interest at the Prime Rate, as defined, and matures on April 15, 2004. Certain stockholders of Encore, including Triarc Companies, Inc. (“Triarc”), have guaranteed this unsecured revolving line of credit. In connection with the guaranty, an aggregate fee of $75,000 per quarter will be paid to such guarantors. At June 30, 2003, the Company had $5.0 million available under this facility.

Senior Notes

      In January 2000, the Company obtained financing through the issuance of $10.0 million principal amount senior notes to an institutional investor (“The Senior Notes”). The notes are unsecured obligations of the Company, but are guaranteed by Midland Credit and Triarc. In connection with the issuance of the notes, the Company issued warrants to the note holders and Triarc to acquire up to an aggregate of 528,571 shares of common stock of the Company at an exercise price of $0.01 per share (see Note 12). The Senior Notes require semi-annual interest payments on January 15 and July 15.

      On February 22, 2002, the institutional investor forgave $5.3 million of outstanding debt, consisting of a $2.8 million reduction in the original note balance, the forgiveness of $1.9 million in Payment-in-Kind Notes, and the forgiveness of $0.6 million in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 4). In conjunction with the debt forgiveness, capitalized loan costs totaling $0.1 million and debt discount totaling $0.5 million were written-off. The net gain on debt forgiveness totaling $4.7 million was reflected as an adjustment to stockholders’ equity. Furthermore, the terms of the Senior Notes and Payment-in-Kind Notes were revised. The remaining $7.3 million in Senior Notes now bear interest at 6.0% per annum until July 15, 2003, and will bear interest at 8.0% per annum from July 16, 2003 to January 15, 2007, when the entire unpaid amount is due.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Secured Financing Facility

      On December 20, 2000, MRC Receivables Corporation, a wholly-owned bankruptcy-remote, special-purpose entity, entered into a $75.0 million secured financing facility (the “Secured Financing Facility”), which expires on December 31, 2004. The Secured Financing Facility generally provides for a 90% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 3.0% per annum and is payable weekly. The interest rate reduces by 1.0% on outstanding amounts in excess of $25.0 million. Notes to be issued under the facility are collateralized by the charged-off credit card receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share the residual cash flows from the receivable portfolios, net of servicing fees. The sharing in residual cash flows continues for the entire economic life of the receivable portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility, which is December 31, 2004. The Company is required to give the lender the opportunity to fund all of its purchases of charged-off credit card receivables with advances on the Secured Financing Facility.

      As of June 30, 2003, from the inception of the Secured Financing Facility, the Company had purchased charged-off receivable portfolios with a face value of $5.9 billion at a purchase price of approximately $143.3 million or an average cost of 2.44% of face value. During the six months ended June 30, 2003 and June 30, 2002, the Company recorded $7.0 million and $5.0 million, respectively, in contingent interest expense relating to the residual cash flow sharing agreement. Total cash payments made related to the contingent interest were $7.1 million during the six months ended June 30, 2003, and $0.5 million during the six months ended June 30, 2002. The Secured Financing Facility is collateralized by certain charged-off receivable portfolios with an aggregate carrying amount of $72.0 million at June 30, 2003. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

      In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants became exercisable in three equal tranches triggered at the time the Company had drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered during 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. Accordingly, warrants representing 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2002 and June 30, 2003.

Note 9:	Income Taxes

      The provision for income tax expense for the six-month period ended June 30, 2003, reflects tax expense at an effective rate of 40.1%. This consists primarily of a provision for Federal income taxes of 32.0% (which is net of a benefit for state income taxes of 2.0%), a provision for state income taxes of 8.0%, and the effect of permanent book versus tax differences. The provision for income tax expense for the six-month period ended June 30, 2002 reflects tax expense at an effective rate of 28.2%, which consisted of the deferred tax impact of the decrease in the unrealized gain and the effect of the change in the deferred tax asset valuation allowance which was in existence during such period.

      The Company had Federal, Arizona state, and California state net operating loss carry-forwards of approximately $14.1 million, $4.9 million and $3.2 million, respectively, as of December 31, 2002. The Company anticipates utilizing all of its Federal and Arizona state net operating loss carry-forwards during 2003. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. Therefore, if certain changes in the Company’s ownership should occur, there could be a significant annual limitation on the amount of loss carry-forwards and future recognized losses that can be utilized and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ultimately some amount of loss carry-forwards may not be available. The remaining net operating losses for Federal purposes generated in 2000 and 2001 of $4.8 million and $9.2 million, respectively, expire in 2020 and 2021, respectively. The remaining net operating losses for Arizona state income tax purposes generated in 2000 and 2001 of $0.2 million and $4.7 million, respectively, expire in 2010 and 2011, respectively. The remaining net operating losses for California state income tax purposes generated in 2000 and 2001 of $0.7 million and $2.5 million, respectively, expire in 2012 and 2013, respectively. Utilization of California net operating losses has been suspended by the State of California until 2004.

      SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of June 30, 2002, the Company continued to believe that some uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company provided a full valuation allowance relating to such items arising in 2002. As of June 30, 2002, net deferred tax assets were zero after the application of the valuation allowance. During the fourth quarter of 2002, the Company determined that the utilization of net operating losses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current tax benefit in the amount of $6.2 million in the fourth quarter of 2002.

Note 10:	Earnings Per Share

      Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the reporting period. Diluted earnings per share are computed similar to basic earnings per share while giving effect to all potential dilutive common stock equivalents that were outstanding during the period.

      The following is a reconciliation from basic earnings per share to diluted earnings per share for the three and six-month periods ended June 30, 2003, and 2002, respectively (in thousands, except for earnings per share):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Net income	$3,309	$692	$11,476	$926
Preferred dividends	(126)	(125)	(251)	(185)

Net income available to common stockholders	$3,183	$567	$11,225	$741

Weighted-average shares outstanding	7,421	7,367	7,416	7,265
Incremental shares from assumed conversion of warrants, options, and preferred stock	12,579	10,471	12,307	7,671

Adjusted weighted-average shares outstanding	20,000	17,838	19,723	14,936

Earnings per share — Basic	$0.43	$0.08	$1.51	$0.10

Earnings per share — Diluted	$0.17	$0.04	$0.58	$0.06

      For the three and six months ended June 30, 2002, 1,035,000 stock options and 466,182 stock warrants were excluded from the computation of diluted earnings per share because of their anti-dilutive effect. All potentially dilutive common stock equivalents were included in the computation of diluted earnings per share for the three and six months ended June 30, 2003.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11:	Stock Based Compensation

      The 1999 Equity Participation Plan (“1999 Plan”), as amended, permits the grant of stock or options to employees, directors and consultants. A total of 2,600,000 shares were approved by the stockholders for issuance under the 1999 Plan. Options may be granted at prices that exceed 85% of the fair market value on the date of the grant, and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Board of Directors.

      In May 2003, the Company’s board of directors approved the issuance of stock options to two key employees to purchase a total of 7,500 shares of the Company’s common stock at an exercise price of $4.50. The options vest ratably over three years commencing May 2004.

      In April 2003, the Company’s board of directors approved the issuance of stock options to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of $2.95 per share. The options vest ratably over three years, commencing April 2004.

      In January 2003, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 278,500 shares of the Company’s common stock at an exercise price of $1.30 per share. The options vest ratably over three years, commencing in January 2004.

      In September 2002, the Company’s board of directors approved issuance of stock options for certain executive officers of the Company to purchase a total of 624,999 shares of the Company’s common stock at an exercise price of $0.51 per share. The options vest upon the earlier of (i) an acquisition at a price in excess of $5.00 per share by any party of 60% or more of the Company’s common and preferred stock (on an as converted and fully diluted basis) other than by the Company’s current major institutional investors or any affiliate thereof, (ii) the completion of one or more secondary public offerings at a price in excess of $5.00 per share by all Encore shareholders owning more than 10% of the Company’s common and preferred stock (on an as converted basis and fully diluted basis) as of October 24, 2002, of more than one half of each of their then current equity ownership interest (on an as converted and fully diluted basis) as of the effective date of the registration statement, or (iii) five years from the date of grant.

      In July 2002, the Company’s board of directors approved issuance of stock options to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.52 per share. The option vests over three years with the first vesting date in July of 2003. Also, during 2002, 50,000 stock options previously issued to an officer expired upon their separation from the Company.

      In January 2002, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 161,000 shares of the Company’s common stock at an exercise price of $0.35 per share. The options vest ratably over three years, commencing in January 2003.

      A summary of the Company’s stock option activity and related information is as follows:

				Weighted-
			Weighted-	Average
			Average	Fair Value
	Number of	Option Price	Exercise	of Options
	Shares	Per Share	Price	Granted

Outstanding at December 31, 2002	1,820,999	$0.35 – 1.00	$0.76
Granted	336,000	1.30 – 4.50	1.62	$1.36

Cancelled	(99,166)	0.35 – 1.30	0.86
Exercised	(20,334)	0.35 – 1.00	0.67

Outstanding at June 30, 2003	2,037,499	$0.35 – 4.50	$0.90

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes outstanding and exercisable options at June 30, 2003:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Exercise	Remaining	Number	Exercise
Exercise Prices	Outstanding	Price	Life	Outstanding	Price

$0.35 - $0.52	800,499	$0.49	9.1 years	37,500	$0.35
1.00	910,000	1.00	7.0 years	641,250	1.00
1.30	269,500	1.30	9.6 years	—	—
2.95	50,000	2.95	9.8 years	—	—
4.50	7,500	4.50	9.9 years	—	—

$0.35 - $4.50	2,037,499	$0.90	8.3 years	678,750	$0.96

Note 12:     Common Stock Warrants

      In connection with the issuance of $10.0 million of 12.0% senior notes to an institutional lender in January 2000 (see Note 7), the Company issued warrants to the lender and to Triarc to acquire 428,571 and 100,000 shares, respectively, of common stock of the Company at an exercise price of $0.01 per share. The Company also paid a fee to Triarc in the amount of $0.2 million as consideration of Triarc’s guarantee of this indebtedness. The Company engaged an independent valuation firm to determine the value of the warrants for allocation to the $10.0 million principal amount. The warrants were valued at $3.05 per share and, thus, recorded as a component of stockholders’ equity (deficit) in the amount of $1.6 million with the same amount recorded as debt discount relating to the $10.0 million note payable. The $1.6 million debt discount is being amortized as interest expense over the five-year exercise period of the warrants, resulting in a remaining debt discount balance of $0.7 million at June 30, 2003. The agreements pursuant to which the warrants were issued contain anti-dilution provisions which, during the year ended December 31, 2001, resulted in the issuance to the lender and Triarc of additional warrants to purchase shares of the Company’s common stock totaling 5,241 and 1,275, respectively, at the $0.01 per share. The anti-dilution warrants were valued at $3,000 and recorded as a component of stockholders’ equity (deficit) and as debt discount relating to the $10.0 million note payable. During 2002, the institutional lender forgave warrants to purchase 200,000 shares of the Company’s common stock (see Notes 4 and 8).

      In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants became exercisable in three equal tranches triggered at the time the Company had drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered in the third quarter of 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. Thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity (deficit).

      Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following table summarizes outstanding and exercisable common stock warrants at June 30, 2003:

	Warrants Outstanding & Exercisable

	Number
	Outstanding &	Weighted-Average	Weighted-Average
Exercise Prices	Exercisable	Exercise Price	Remaining Life

$0.01	335,087	$0.01	1.5 Years
1.00	621,576	1.00	2.5 Years

$0.01 - $1.00	956,663	$0.65	2.2 Years

Note 13:     Commitments and Contingencies

Litigation

      The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company’s business due to the remedies available under these statutes, including punitive damages.

      On May 28, 2002, a complaint was filed by plaintiff Lana Waldon in the United States District Court for the Northern District of Texas against Midland Credit and two unaffiliated financial institutions. Plaintiff’s first amended complaint purports to assert claims for alleged violations of the Fair Debt Collection Practices Act, the Texas Debt Collection Act and the Texas Deceptive Trade Practices Act on behalf of a class of Texas residents allegedly similarly situated. Generally, the first amended complaint alleges that mailings related to a credit card balance transfer program are deceptive and misleading. The first amended complaint seeks actual, statutory and treble damages in an amount to be determined, together with pre-judgment and post-judgment interest, attorneys’ fees, and preliminary and permanent injunctions enjoining defendants from making offers or distributing materials substantially similar to the mailings that are the subject of the first amended complaint, plus certain other relief. The defendants filed motions to dismiss the first amended complaint, and those motions were denied by the Court on July 30, 2003. Plaintiff has not yet filed her motion for class certification. At present, plaintiff is seeking leave to file a second amended complaint to expand the putative class to a nationwide class with respect to the non-local claims asserted.

      There are a number of additional lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct of the Company’s employees or alleged improper reporting of credit information by the Company. Although litigation is inherently uncertain, based on past experience; the information currently available; and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, may determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s consolidated financial position or results of operations in any future reporting periods.

      The Company does not believe that contingencies for ordinary routine claims, litigation and administrative proceedings and investigations incidental to its business will have a material adverse effect on its consolidated financial position or results of operations.

Leases

      The Company entered into a capital lease in June of 2003 for the purchase of certain computer equipment in the amount of $0.5 million. This lease is non-cancelable and expires in June of 2006. The Company is also party to other various operating and capital leases with respect to its facilities and

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

equipment. Please refer to the Company’s consolidated financial statements and notes thereto in the Company’s annual report on Form 10-K as of and for the year ended December 31, 2002 filed with the Securities and Exchange Commission for discussion of these leases.

Put-backs of Sold Receivables

      As an alternative to collection, the Company may elect to sell certain purchased receivables. The sale agreements generally provide the purchaser a right to put-back any purchased receivable that does not meet certain criteria, as defined. The Company has not provided a reserve for put-backs as of June 30, 2003 in its unaudited interim condensed consolidated financial statements as management believes, based on historical experience, that such an obligation is de minimis.

Third Party Service Agreement

      The Company services a pool of charged-off consumer accounts on behalf of an unrelated third party. Servicing fees received under this arrangement were $1.0 million and $1.9 million for the six months ended June 30, 2003 and 2002, respectively. In February of 2003, the Company returned all exhausted receivables to the owner of the portfolios; however, it has retained the servicing rights for certain receivables in active work queues and those placed with its attorney network. As a result of this action, the Company anticipates a decline in service fee income related to these receivables.

Employment Agreements

      In March 2002, the Company entered into employment agreements with two executive officers. Such agreements generally provided for one-year terms and base compensation aggregating $0.6 million per annum, plus incentive compensation, as defined. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined.

Deferred Compensation

      Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of June 30, 2003, both the current vested liability and the plan assets approximated $1.2 million and are included in the Company’s consolidated statement of financial condition in accrued liabilities and other assets, respectively. The use of plan assets is legally restricted to distributions to participants or to creditors in the event of bankruptcy.

Self Insured Health Benefits Plan

      Effective June 1, 2003, the Company established a self-insured health benefits plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $40 thousand per employee per year, and $1.6 million per year in the aggregate, subject to adjustment as defined. As of June 30, 2003, the Company recorded a reserve for unpaid claims in the amount of $0.1 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at June 1, 2003 to the end of the period, June 30, 2003.

Note 14:     Subsequent Event

      On July 25, 2003, NCC-1, a wholly-owned bankruptcy-remote, special-purpose entity, entered into a $1.8 million secured financing arrangement (“Secured Financing”). The Secured Financing provided for a 75% advance rate with respect to four purchased receivable portfolios of alternate paper types. Interest accrues at 15.0% and is payable weekly. This note has a maturity date not to exceed October 25, 2005. This Secured Financing is collateralized by charged-off receivables from three receivable portfolios, with

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

an aggregate carrying value of $1.3 million as of June 30, 2003, plus an additional receivable portfolio with a net carrying value of $1.1 million that was purchased in July of 2003, for an aggregate carrying value of $2.4 million. This financing arrangement does not require the Company to share residual collections with the lender. The assets pledged under this financing, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company until the debt is paid.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

     Encore Capital Group, Inc.

      We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc., previously known as MCM Capital Group, Inc., and its subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Capital Group, Inc. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Costa Mesa, California

February 18, 2003, except
for Note 16 as to which the
date is March 25, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

     Encore Capital Group, Inc.

      We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Encore Capital Group, Inc. (formerly known as MCM Capital Group, Inc.) and its subsidiaries (the “Company”) for year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Encore Capital Group, Inc. and its subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Kansas City, Missouri

February 2, 2001

ENCORE CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In Thousands, Except Par Value Amounts)

	December 31,

	2001	2002

ASSETS
Cash	$1,412	$752
Restricted cash (Note 1)	3,053	3,105
Investment in receivable portfolios, net (Notes 4 and 5)	47,001	64,168
Retained interest in securitized receivables (Note 5)	17,926	8,256
Property and equipment, net (Note 6)	5,244	3,541
Deferred tax assets, net (Note 8)	—	6,813
Other assets	3,075	3,339

Total assets	$77,711	$89,974

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Accounts payable and accrued liabilities (Note 7)	$7,240	$10,688
Accrued profit sharing arrangement (Note 7)	2,378	11,180
Income tax payable (Note 8)	—	531
Notes payable and other borrowings (Note 7)	69,215	47,689
Capital lease obligations (Note 9)	1,236	344

Total liabilities	80,069	70,432

Commitments and contingencies (Notes 9, 11, 14 and 16)
Stockholders’ equity (deficit) (Notes 2, 5, 10, 12, and 13):
Preferred stock, $.01 par value, 5,000 shares authorized, zero shares and 1,000 shares issued and outstanding at December 31, 2001 and December 31, 2002, respectively (Liquidation value of $16,000 at December 31, 2002)	—	10
Common stock, $.01 par value, 50,000 shares authorized, and 7,161 shares and 7,411 shares issued and outstanding at December 31, 2001 and December 31, 2002, respectively	72	74
Additional paid-in capital	22,111	31,479
Accumulated deficit	(25,737)	(12,388)
Accumulated other comprehensive income	1,196	367

Total stockholders’ equity (deficit)	(2,358)	19,542

Total liabilities and stockholders’ equity (deficit)	$77,711	$89,974

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In Thousands, Except Per Share Amounts)

	Years Ended December 31,

	2000	2001	2002

Revenues:
Income from receivable portfolios	$15,434	$32,581	$80,961
Income from retained interest	11,679	9,806	5,707
Servicing fees and other related income	9,447	5,458	3,712

Total revenues	36,560	47,845	90,380

Operating expenses:
Salaries and employee benefits	23,423	27,428	35,137
Other operating expenses	6,211	5,708	7,934
Collection legal costs	129	5,457	11,028
General and administrative expense	5,458	5,750	6,314
Restructuring charges (Note 3)	1,388	—	—
Provision for portfolio losses (Note 4)	20,886	—	1,049
Depreciation and amortization (Note 6)	2,154	2,481	2,453

Total operating expenses	59,649	46,824	63,915

Income (loss) before other income (expense) and income taxes	(23,089)	1,021	26,465
Other income (expense):
Interest expense (Notes 7 and 9)	(7,829)	(10,945)	(18,592)
Other income (expense)	(69)	208	213

Total other expense	(7,898)	(10,737)	(18,379)

Income (loss) before income taxes	(30,987)	(9,716)	8,086
Provision for (benefit from) income taxes (Note 8)	(7,257)	1,149	(5,703)

Net income (loss)	(23,730)	(10,865)	13,789
Other comprehensive income (loss):
Increase in unrealized gain on non-qualified deferred compensation plan assets	—	—	39
Decrease in unrealized gain on retained interest in securitized receivables, net of tax	(1,400)	(1,725)	(868)

Comprehensive income (loss)	$(25,130)	$(12,590)	$12,960

Earnings (loss) per share — Basic (Note 13)	$(3.20)	$(1.52)	$1.82

Earnings (loss) per share — Diluted (Note 13)	$(3.20)	$(1.52)	$0.84

Shares used for computation (in thousands):
Basic (Note 13)	7,421	7,161	7,339

Diluted (Note 13)	7,421	7,161	16,459

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In Thousands)

								Retained	Accumulated
	Common Stock		Treasury Stock		Preferred Stock		Additional	Earnings	Other
							Paid-In	(Accumulated	Comprehensive
	Shares	Par	Shares	Cost	Shares	Cost	Capital	Deficit)	Income	Total

Balance at December 31, 1999	7,191	$72	—	$—	—	$—	$19,777	$8,858	$4,321	$33,028
Net loss	—	—	—	—	—	—	—	(23,730)	—	(23,730)
Other comprehensive loss — unrealized loss (Note 5)	—	—	—	—	—	—	—	—	(1,400)	(1,400)
Issuance of common stock warrants (Note 10)	—	—	—	—	—	—	1,634	—	—	1,634
Treasury stock	—	—	430	(128)	—	—	—	—	—	(128)
Issuance of common stock (Note 3)	400	4	—	—	—	—	671	—	—	675

Balance at December 31, 2000	7,591	76	430	(128)	—	—	22,082	(14,872)	2,921	10,079
Net loss	—	—	—	—	—	—	—	(10,865)	—	(10,865)
Other comprehensive loss — unrealized loss (Note 5)	—	—	—	—	—	—	—	—	(1,725)	(1,725)
Issuance of common stock warrants (Note 10)	—	—	—	—	—	—	153	—	—	153
Treasury stock cancellation	(430)	(4)	(430)	128	—	—	(124)	—	—	—

Balance at December 31, 2001	7,161	72	—	—	—	—	22,111	(25,737)	1,196	(2,358)
Net income	—	—	—	—	—	—	—	13,789	—	13,789
Other comprehensive loss — unrealized loss (Note 5)	—	—	—	—	—	—	—	—	(829)	(829)
Net proceeds from issuance of Preferred Stock (Note 2)	—	—	—	—	1,000	10	4,578	—	—	4,588
Preferred dividends	—	—	—	—	—	—	—	(440)		(440)
Forgiveness of debt, net (Note 2)	—	—	—	—	—	—	4,665	—	—	4,665
Issuance of common stock warrants (Note 10)	—	—	—	—	—	—	125	—	—	125
Exercise of common stock warrants (Note 10)	250	2	—	—	—	—	—	—	—	2

Balance at December 31, 2002	7,411	$74	—	$—	1,000	$10	$31,479	$(12,388)	$367	$19,542

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended December 31,

	2000	2001	2002

Operating activities
Gross Collections	$66,117	$83,051	$148,808
Less:
Amounts collected on behalf of third parties	(29,083)	(12,963)	(10,494)
Amounts applied to principal on receivable portfolios	(15,918)	(16,398)	(43,423)
Amounts applied to principal of securitization 98-1	—	—	(7,808)
Servicing fees	8,017	5,398	3,712
Operating Expenses
Salaries and employee benefits	(22,649)	(27,315)	(32,909)
Other operating expenses	(10,841)	(6,096)	(7,228)
Collection legal costs	(129)	(5,457)	(11,028)
General and administrative	(5,380)	(6,162)	(6,707)
Restructuring charges	(1,388)	—	—
Interest payments	(5,207)	(4,817)	(8,392)
Other income and expense	159	197	211
(Increase) decrease in restricted cash	471	(585)	(52)

Net cash provided by (used in) operating activities	(15,831)	8,853	24,690

Investing activities
Purchases of receivable portfolios	(4,433)	(39,030)	(62,525)
Collections applied to principal of receivable portfolios	15,918	16,398	43,423
Collections applied to principal of securitization 98-1	—	—	7,808
Proceeds from put-backs of receivable portfolios	706	1,150	882
Cash acquired in acquisition of assets from West Capital	10	—	—
Proceeds from the sale of property and equipment	984	137	3
Purchases of property and equipment	(786)	(428)	(749)

Net cash provided by (used in) investing activities	12,399	(21,773)	(11,158)

Financing activities
Proceeds from notes payable and other borrowings	66,361	28,936	62,183
Repayment of notes payable and other borrowings	(59,607)	(14,440)	(79,669)
Capitalized loan costs relating to financing arrangement	(1,893)	(55)	(154)
Proceeds from exercise of common stock warrants	—	—	2
Proceeds from sale of preferred stock	—	—	4,588
Payment of preferred dividend	—	—	(250)
Purchase of treasury stock	(128)	—	—
Repayment of capital lease obligations	(765)	(997)	(892)

Net cash provided by (used in) financing activities	3,968	13,444	(14,192)

Net increase (decrease) in cash	536	524	(660)
Cash, beginning of year	352	888	1,412

Cash, end of year	$888	$1,412	$752

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
(In Thousands)

	Years Ended December 31,

	2000	2001	2002

Net income (loss)	$(23,730)	$(10,865)	$13,789
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,154	2,481	2,452
Amortization of loan costs	1,145	1,457	661
Amortization of debt discount	94	146	112
(Gain) loss on sales of property and equipment	227	(11)	—
Deferred income tax expense (benefit)	(6,839)	1,149	(6,234)
Increase (decrease) in income on retained interest	(3,394)	10,816	414
Increase in income on receivable portfolios	—	450	—
Amortization of servicing liability	(1,430)	—	—
Write-off of basis of settled portfolios	427	—	—
Provision for portfolio losses	20,886	—	1,049
Changes in operating assets and liabilities
(Increase) decrease in service fee receivable	379	—	—
(Increase) decrease in restricted cash	471	(585)	(52)
(Increase) decrease in other assets	24	(1,593)	(783)
Note payable issued in lieu of interest payment	613	1,308	—
Settlement of amount payable under receivable purchase contract	(2,323)	—	—
Increase (decrease) in accounts payable and accrued liabilities	(4,535)	4,100	13,282

Net cash provided by (used in) operating activities	$(15,831)	$8,853	$24,690

Supplemental schedules of non-cash investing activities:
Property and equipment acquired under capital leases	$1,737	$—	$—

Supplemental schedules of non-cash financing activities:
Issuance of common stock warrants in connection with debt agreements	$1,634	$153	$125

Recordation of equity in connection with debt forgiveness	$—	$—	$4,665

Issuance of common stock in connection with the Acquisition of certain assets of West Capital
Fair value of assets acquired	$2,419	$—	$—
Fair value of liabilities assumed	(1,744)	—	—

Common stock issued	$675	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Significant Accounting Policies

Ownership and Description of Business

      Encore Capital Group, Inc. (“Encore” or the “Company”), previously known as MCM Capital Group, Inc., is a financial services company specializing in the purchase, collection, restructuring, resale and securitization of receivable portfolios acquired at deep discounts. The Company is a Delaware holding company whose principal assets are its investments in its wholly-owned subsidiaries, Midland Credit Management, Inc. (“Midland Credit”), Midland Funding 98-A Corporation, Midland Receivables 99-1 Corporation, Midland Acquisition Corporation, and MRC Receivables Corporation (“MRC”) (collectively referred to herein as the “Company”). Encore also has a wholly-owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated (Note 5). The receivable portfolios consist primarily of charged-off domestic consumer credit card receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and by borrowings from third parties (Note 7).

Liquidity

      The Company incurred net losses totaling $23.7 and $10.9 million for the years ended December 31, 2000 and 2001, respectively. The Company also had a stockholders’ deficit totaling $2.4 million at December 31, 2001. For the twelve months ended December 31, 2002, the Company realized net income of $13.8 million, which included the restoration of a net deferred tax asset in the amount of $6.8 million (Note 8), and, after taking into consideration the forgiveness of certain debt and the issuance of new equity occurring during the first quarter, stockholders’ equity increased to $19.5 million at December 31, 2002. The Company complied with all debt covenants with the exception of the maximum debt balance covenants relating to its Warehouse Facility and Securitization 99-1 financings (see Note 5). The Company experienced positive cash flows from operations during 2001 and 2002, and achieved positive net income during all four quarters of 2002. The Company believes that there is sufficient liquidity, given its expectation of positive cash flows from operations, the transactions that occurred in February of 2002 (see Note 2), the availability under the Revolving Line of Credit (see Note 7) and Secured Financing Facility (see Note 7), to fund operations for at least the next 12 months. However, there can be no assurances that the Company will successfully sustain profitable operations, continue to generate positive cash flow from operations, and satisfy its covenants relating to debt financings.

Restricted Cash

      Restricted cash represents cash reserve accounts pledged to the Warehouse Securitization and Securitization 99-1, and undistributed collections held on behalf of trustees and principals (see Notes 5 and 14).

     Investment in Receivable Portfolios

      The Company accounts for its investment in receivable portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans”. Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition.

      The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of income from receivable portfolios, for collections applied to principal of receivable portfolios and for provision for loss or impairment. Income from receivable portfolios is accrued based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the effective interest rate determined for each pool applied to each pool’s original cost basis, adjusted for accrued income and principal paydowns. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

      The Company monitors impairment of receivable portfolios based on total projected future cash flows of each portfolio compared to each portfolio’s carrying value. The receivable portfolios are evaluated for impairment periodically by management based on current market and cash flow assumptions. Provisions for losses are charged to earnings when it is determined that the investment in a receivable portfolio is greater than the estimate of total probable future collections. Additionally, if the amount and timing of future collections are not reasonably estimable, the Company accounts for those portfolios on the cost recovery method. The Company recorded impairment charges of approximately $20.9 million and $1.0 million against the carrying value of the portfolios in 2000 and 2002, respectively (see Note 4). No provision for losses was recorded during the year ended December 31, 2001.

     Securitization Accounting

      In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” that replaces, in its entirety, SFAS No. 125. The accounting treatment prescribed by this pronouncement was effective for fiscal years ending after December 15, 2000 for disclosure purposes. The adoption of this pronouncement did not have a significant impact on the Company’s consolidated financial statements.

     Retained Interest in Securitized Receivables

      In 2000, the Company’s investment in retained interest in securitized receivables was treated as a debt security similar to an available-for-sale security and was carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with SFAS No. 125. This original cost basis was adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis, with such adjustment (net of related deferred income taxes) recorded as a component of other comprehensive income. The cash out method was used to project cash collections to be received only after all amounts owed to investors had been remitted.

      Income on the retained interest was accrued based on the effective interest rate applied to its original cost basis, adjusted for accrued interest and principal paydowns. The effective interest rate was the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for the underlying pool of securitized receivables.

      In January 2001, the Emerging Issues Task Force reached a consensus on EITF 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” EITF 99-20 requires companies to account for all changes in forecasted revenues for retained beneficial interests prospectively through a change in the effective interest rate. The Company adopted EITF 99-20 on its effective date, April 1, 2001. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield a monthly return based on estimated net cash flows derived from historical cash flows. The unrealized gain reflected as a component of stockholders’ equity net of tax is recognized in income utilizing the effective interest method (See Note 5).

      The Company monitors impairment of the retained interest based on discounted anticipated future cash flows of the underlying receivables compared to the original cost basis of the retained interest, adjusted for unpaid accrued interest and principal paydowns. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The retained interest is evaluated for impairment by management quarterly based on current market and cash flow assumptions applied to the underlying receivables. Provisions for losses are charged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to earnings when it is determined that the retained interest’s original cost basis, adjusted for unpaid accrued interest and principal paydowns, is greater than the present value of expected future cash flows. No provision for impairments on the retained interest were recorded in 2000, 2001 or 2002.

      The retained interest is held by Midland Credit and the related receivable portfolios are held by a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, Midland Receivables 98-1 Corporation. As a result, the value of the retained interest, and its associated cash flows, would not be available to satisfy claims of general creditors of the Company.

Property and Equipment

      Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 5 years
Vehicles	5 years

      Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Long-Lived Assets

      The Company reviews the carrying amount of its long-lived assets and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

      The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities (see Note 8).

Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation. In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the exercise price of the stock options (see Note 12).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Values of Financial Instruments

      The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments:

      Investment in receivable portfolios: The fair value is estimated based on recent acquisitions of similar receivable portfolios or discounted expected future cash flows in those cases where the amounts and timing of projected future cash flows are determined to be reasonably estimable. The discount rate is based on a rate of return, adjusted for specific risk factors, that would be expected by an unrelated investor in a similar stream of cash flows. The fair value of the Company’s investments in receivable portfolios is estimated to be $49.4 million and $79.6 million versus a carrying value of $47.0 million and $64.2 million at December 31, 2001 and 2002, respectively.

      Retained interest in securitized receivables: Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific risk factors. The fair value of the Company’s investment in retained interest in securitized receivables is estimated to be $19.0 million and $9.4 million versus a carrying value of $17.9 million and $8.3 million at December 31, 2001 and 2002, respectively.

      Notes payable and other borrowings: The carrying amount reported in the consolidated statements of financial condition approximates fair value for notes payable that are of a short-term nature. For other borrowings, fair value is estimated by discounting anticipated future cash flows using market rates of debt instruments with similar terms and remaining maturities. The carrying amount of other borrowings approximates fair value.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

      Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from receivable portfolios owned and those underlying the Company’s retained interest. Significant estimates have also been made with respect to the Company’s contingent interest obligation (see Note 7) and the realizability of the Company’s net deferred tax assets (see Note 8). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year.

Concentrations of Risk

      Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash. The Company places its cash with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Earnings and Loss Per Share

      Earnings and Loss per share are calculated pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” For the years ended December 31, 2000 and 2001, basic and diluted loss per share include no dilution and are computed by dividing loss available to common shareholders by the weighted average number of shares outstanding during the period. Potential common shares excluded from the computation of loss per share totaled 2,450,000 and 2,441,000 for years ended December 31, 2000 and 2001. For the year ended December 31, 2002, diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Dilutive potential common shares

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

consist of incremental shares issuable upon exercise of stock options and warrants and conversion of outstanding preferred stock.

Reclassifications

      Certain prior years amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

      In March 2000, the FASB issued Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation.” The adoption of FIN 44 did not have a material impact on the consolidated results of operations or financial position of the Company.

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS No. 141 is effective for business combinations completed after June 30, 2001. The Company’s adoption of SFAS No. 141 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Intangible Assets,” which revised the accounting for purchased goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company’s adoption of SFAS No. 142 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. The statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material effect on the Company’s consolidated financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Impairment or Disposal of Long-Lived Assets,” which addresses accounting and financial reporting for the impairment or disposal of long-lived assets. This standard was effective for the Company’s consolidated financial statements beginning January 1, 2002. The implementation of SFAS No. 144 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”SFAS No. 145 rescinded three previously issued statements and amended SFAS No. 13, “Accounting for Leases.” The statement provides reporting standards for debt extinguishments and provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions. The statement is effective for certain lease transactions occurring after May 15, 2002 and all other provisions of the statement shall be effective for financial statements issued on or after May 15, 2002. The implementation of SFAS No. 145 did not have a material impact on the Company’s consolidated financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which updates accounting and reporting standards for personnel and operational

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

restructurings. The Company will be required to adopt SFAS No. 146 for exit, disposal or other restructuring activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s consolidated financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The adoption of FIN 45 did not have a material impact on the consolidated financial statements of the Company.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to SFAS No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. The Company currently does not intend to adopt SFAS No. 123 and accordingly does not expect the implementation of SFAS No. 148 to have a material effect on the Company’s consolidated financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company.

2.     Sale of Preferred Stock and Debt Forgiveness

      On February 22, 2002, certain existing stockholders and their affiliates (the “Purchasers”) made an additional $5.0 million investment in Encore Capital Group, Inc. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of the Company’s common stock on a collective basis. In a related transaction, one of the Company’s principal lenders, ING Capital LLC (“ING”), forgave $5.3 million of outstanding debt and reduced its warrant position by 200,000 warrants. The debt forgiveness was recorded net of the debt discount related to the warrants cancelled and deferred loan costs totaling $0.7 million in the aggregate. The effect of the debt forgiveness was recorded by the Company as a capital contribution since it was facilitated by various equity holders of the Company through their relationship with the lender resulting from prior investment banking and financial advisory services rendered to such equity holders by the lender and its affiliates. These two transactions increased the Company’s net worth by $9.3 million.

      The Purchasers received 1,000,000 shares of the Company’s Series A Senior Cumulative Participating Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $5.00 per share for $5.0 million in cash less $0.4 million of costs associated with the issuance. Each share of Series A Preferred Stock is convertible at the option of the holder, at any time, into 10 shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional Series A Preferred Stock, at the Company’s option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividend payable on August 15, 2002 and February 15, 2003 were paid in cash. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A Preferred Stock has a liquidation preference equal to the sum of the stated value of the Series A Preferred Stock ($5.0 million in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A Preferred Stock if their shares had been converted into shares of the Company’s common stock immediately prior to the liquidation event.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The Series A Preferred Stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A Preferred Stock without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

      Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company, the Company may, by decision of the then independent members of the Board of Directors, redeem the outstanding Series A Preferred Stock in whole, but not in part, at an aggregate redemption price equal to the $5.0 million liquidation preference, plus dividends, as described above, plus the participation payment.

      The holders of the Series A Preferred Stock are entitled to vote on an as converted basis with the holders of the common stock as a single class and have the right to vote as a class on certain specified matters. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the Purchasers are entitled to designate two directors to serve on the Company’s Board of Directors for as long as at least 10% of the shares of the Series A Preferred Stock remain outstanding. The holders of the Series A Preferred Stock also have been granted registration rights in respect of the common stock underlying the Series A Preferred Stock.

      The investment by the Purchasers was approved by the Company’s board of directors, following the recommendation of a special committee consisting of the Company’s independent director formed specifically for the purpose of evaluating and considering the transaction. The special committee was advised by an independent financial advisor and by independent legal counsel.

3.     Acquisition of Certain Assets of West Capital Financial Services Corp. & Restructuring Charges

      On May 22, 2000, Midland Acquisition Corporation (“MAC”), a Delaware corporation and a wholly-owned subsidiary of the Company, completed the acquisition of certain operating assets and the assumption of certain operating liabilities of WCFSC, Inc., formerly known as West Capital Financial Services Corp. (“West Capital”), a California corporation, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”). West Capital was a majority owned subsidiary of SunAmerica, Inc. The aggregate consideration paid by the Company to West Capital for such net assets acquired was 375,000 shares of Encore common stock valued at approximately $0.6 million as of May 22, 2000 based on a closing price of $1.6875 per share.

      The assets acquired include three portfolios of charged-off credit card receivables, all of the fixed assets of West Capital, and certain agreements and licenses used by West Capital in the operation of its business. Various assets that were acquired pursuant to the Purchase Agreement were used as part of West Capital’s business of collecting charged-off credit card receivables, including computer hardware and software, telephone equipment, and other related equipment. MAC licensed the assets to Midland Credit which has continued to use those assets in similar operations. As part of the transaction, all of the previous employees of West Capital were offered and accepted employment by Midland Credit.

      In a separate but related transaction, the Company acquired certain charged-off credit card receivables from a trust formed by WCFSC Special Purpose Corporation (“WCFSC SPC”), a California corporation and wholly-owned subsidiary of West Capital, pursuant to a trust receivables purchase agreement, dated May 22, 2000, by and among Encore, West Capital, WCFSC SPC, WCFSC Special Purpose Corporation II, and Norwest Bank Minnesota, National Association, as trustee for WCFSC Consumer Receivables Recovery Trust 1995-1. The consideration for the acquisition consisted of 25,000 shares of Encore’s common stock with a value of approximately $42,000 based on a closing price of $1.6875 per share on May 22, 2000. In December 2000, the Company repurchased the 400,000 shares from SunAmerica for $0.1 million.

      On the acquisition date, Midland Credit also became the successor servicer to a pool of charged-off consumer accounts that were owned by West Capital Receivables Corporation I, a California corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and wholly owned, bankruptcy-remote subsidiary of West Capital. Under the terms of the servicing contract, Midland Credit earns a servicing fee for collections of these receivables (see Note 14).

      In conjunction with the West Capital transaction, certain former officers of West Capital replaced certain officers of the Company, which resulted in severance charges of approximately $0.9 million recorded during 2000. Additionally, the Company closed its operations center in Hutchinson, Kansas in June 2000. The closure resulted in additional severance charges of approximately $0.2 million for 93 employees terminated. The Company also recorded a loss of approximately $0.3 million pertaining to the disposition of the Hutchinson facility. The entire reserve was utilized in the third quarter of 2000.

4.     Investment in Receivable Portfolios

      In 2000, the Company determined that twenty-two of its receivable portfolios acquired during 1999 and 2000 were impaired and recorded related impairment charges of $20.9 million against the carrying value of those portfolios. Effective July 1, 2001, all portfolios that were previously impaired and that still had carrying values were returned to accrual status. Effective October 1, 2001, one of the portfolios returned to accrual status retroactive to July 1, 2001 and an additional seven portfolios, with carrying values aggregating $1.5 million at December 31, 2001, were changed to the cost recovery method as the Company deemed the pattern of collections to be unpredictable, making it not feasible to reasonably estimate the amount and timing of future collections. Effective June 2002, one portfolio and effective December 2002, another portfolio were changed to the cost recovery method for the same reasons discussed above. For the year ended December 31, 2002, $2.7 million of income was recognized for those portfolios returned to accrual status.

      In 2002, the Company determined that three of its receivable portfolios acquired during 1999 and 2000 were impaired and recorded related impairment charges of $1.0 million against the carrying value of these portfolios.

      For those portfolios on non-accrual status, when collections exceed the remaining net book value of the related individual portfolios, such excess collections are recorded as income. During the years ended December 31, 2000, 2001 and 2002, approximately $3.7 million, $5.3 million and $4.3 million, respectively, was recognized as income pertaining to collections on portfolios on which the related net book value has been fully recovered.

      During 2002, the Company initiated whole portfolio sales. The net gain from this initiative totaled $0.7 million, which is reflected in Income from Receivable Portfolios.

      The following table summarizes the changes in the balance of the investment in receivable portfolios during the following periods (in thousands):

	2000	2001	2002

Balance, beginning of year	$57,473	$25,969	$47,001
Purchase of receivable portfolios	4,433	39,030	62,525
Receivable portfolios acquired in the West Capital transaction	2,000	—	—
Write-off of basis of settled portfolios	(427)	—	—
Provision for portfolio losses	(20,886)	—	(1,049)
Collections applied to receivable portfolios	(28,375)	(45,305)	(120,352)
Revenue accreted on receivable portfolios	11,751	27,307	76,043

Balance, end of year	$25,969	$47,001	$64,168

      The Company currently utilizes various business channels for the collection of charged off credit cards and other receivables. During 2001 and 2002, the Company began purchasing charged off unsecured

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

consumer loans and auto loan deficiencies. The Company purchased $0.4 million and $1.5 million in unsecured consumer loans in 2001 and 2002, respectively. Collections related to the unsecured consumer loans amounted to $0.1 million in 2001 and $2.9 million in 2002. The Company also purchased $0.4 million in auto loan deficiencies in December of 2002.

      The following table summarizes the collections by collection channel (in thousands):

	2000	2001	2002

Collection Sites	$61,546	$64,160	$94,997
Legal collections	2,655	16,325	27,620
Sales	1,916	1,768	18,545
Other	—	798	7,646

Total collections for the year	$66,117	$83,051	$148,808

5.     Securitization of Receivable Portfolios

1998 Securitization/Sale

      On December 30, 1998, Midland Receivables 98-1 Corporation, a bankruptcy-remote, special-purpose subsidiary of Midland Credit, issued non-recourse notes in the principal amount of $33 million, which had a fixed interest rate of 8.63%. These notes were repaid in full on September 11, 2000. The 1998 Securitization was accounted for as a sale under the provisions of SFAS No. 125 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. Accordingly, the Company recorded a retained interest and a servicing liability, and recognized a gain of approximately $9.3 million in 1998.

      In connection with the securitization, the Company received a servicing fee equal to 20% of the gross monthly collections of the securitized credit card receivables through September 11, 2000, the date of repayment of the notes. During 2000, the Company recorded servicing fees of $3.7 million. At the time of the transaction, the benefits of servicing the securitized receivables were not expected to adequately compensate the Company for the servicing arrangement; therefore, the Company recorded a servicing liability of $3.6 million. The Company recorded amortization of $1.4 million related to the servicing liability during 2000. In conjunction with the repayment of the note payable, the servicing liability was fully amortized in September 2000.

      As a result of the securitization transaction, the Company recorded a retained interest in securitized receivables. The retained interest was collateralized by the credit card receivables that were securitized, adjusted for amounts owed to the note holders. At the time of the transaction, the Company recorded the retained interest at an allocated basis in the amount of $15.8 million based on its relative fair value, as discussed in Note 1. The allocated basis was then adjusted to its fair market value with the difference resulting in an unrealized gain, net of deferred income taxes, recorded as other comprehensive income within the accompanying consolidated statements of stockholders’ equity. The deferred income taxes associated with the unrealized gain were $0.8 million and $0.2 million as of December 31, 2001 and 2002, respectively.

      The retained interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders’ equity. Pursuant to EITF 99-20, the retained interest is carried at cost, increased by interest accretion based on estimated future cash receipts and decreased by actual cash collections. The retained interest is estimated to yield an annual return of approximately 44% based on estimated net cash flows derived from both historical and projected collections. The income accrued on the retained interest was $11.7 million, $9.8 million and $5.7 million for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Once each quarter, the Company monitors the retained interest for impairment based on discounted anticipated future cash flows of the underlying receivables compared to the current carrying value (original cost basis adjusted for unpaid accrued interest and principal pay downs) of the retained interest. The discount rate is based on a rate of return, adjusted for specific risk factors that would be expected by an unrelated investor in a similar stream of cash flows. Provisions for losses are charged to earnings when it is determined that the retained interest’s carrying value is greater than the present value of expected future cash flows. No provision for losses was recorded during the years ended December 31, 2000, 2001 and 2002.

      The following summarizes the changes in the balance of the investment in retained interest for 2002 (in thousands):

	Amortized	Unrealized	Carrying
	Cost	Gain	Value

Balance at December 31, 2001	$15,929	$1,997	$17,926
Interest accrued	5,707	—	5,707
Payments received	(13,929)	—	(13,929)
Decrease in unrealized gain		(1,448)	(1,448)

Balance at December 31, 2002	$7,707	$549	$8,256

      The following summarizes the changes in the balance of the investment in retained interest for 2001 (in thousands):

	Amortized	Unrealized	Carrying
	Cost	Gain	Value

Balance at December 31, 2000	$26,748	$4,868	$31,616
Interest accrued	9,806	—	9,806
Refund of deposit	50	—	50
Payments received	(20,675)	—	(20,675)
Decrease in unrealized gain	—	(2,871)	(2,871)

Balance at December 31, 2001	$15,929	$1,997	$17,926

      The following summarizes the changes in the balance of the investment in retained interest for 2000 (in thousands):

	Cash	Amortized	Unrealized	Carrying
	Reserves	Cost	Gain	Value

Balance at December 31, 1999	$660	$22,694	$7,201	$30,555
Interest accrued	—	11,679	—	11,679
Refund of reserve account	(660)	—	—	(660)
Payments received	—	(7,625)	—	(7,625)
Decrease in unrealized gain	—	—	(2,333)	(2,333)

Balance at December 31, 2000	$—	$26,748	$4,868	$31,616

1999 Warehouse and 1999 Securitization Financing

      On March 31, 1999, Encore, through Midland Funding 98-A Corporation, a bankruptcy remote, special purpose subsidiary, entered into a $35 million securitized receivables acquisition facility (the “Warehouse Facility”), structured as a term loan with a final payment date of December 15, 2004. As of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2002, the balance outstanding under this facility amounts to $5.6 million (see Note 7). The facility accrues interest at 1.17% plus the one-week London interbank offered rate (“LIBOR”) totaling 2.67% per annum at December 31, 2002.

      On January 18, 2000, Midland Receivables 99-1 Corporation, a bankruptcy remote, special purpose subsidiary of Encore, issued securitized non-recourse notes in the amount of $28.9 million, bearing interest at 10% per annum (“Securitization 99-1”). The outstanding balance under this facility is $6.6 million at December 31, 2002 (see Note 7). The Warehouse facility and Securitization 99-1 are collateralized and cross-collateralized by certain charged-off receivables with an aggregate carrying amount of approximately $13.3 and $5.4 million and cash reserve and collection accounts of $2.2 million and $2.3 million at December 31, 2001 and 2002, respectively, and are insured through a financial guaranty insurance policy. The insurance policy requires the payment of base premium on a monthly basis and an additional premium, which is due at the debt maturity. The deferred premium totaled $1.3 million and $1.8 million at December 31, 2001 and 2002, respectively, which has been reflected in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The Warehouse Facility and Securitization 99-1 have been accounted for as financing transactions.

      Effective September 30, 2002, the Company entered into amendments to both the Warehouse facility and Securitization 99-1 agreements. As amended, these agreements provide, among other things, that the Company must (i) maintain on a consolidated basis a minimum net worth of $5.0 million, (ii) be reappointed as servicer by the note insurer every six months subsequent to April 30, 2003, and (iii) adhere to a maximum debt balance covenant which compares the actual note balances to an agreed upon schedule at the end of each six-month interval. If the actual balances were to exceed the agreed upon amounts, this would constitute an event of servicer default and could result in the Company’s removal as servicer. As of December 31, 2002, the Company was not in compliance with the maximum debt balance covenant, and as required under the agreement, lowered its servicing fee from 35% to 30%.

      Income related to the Warehouse facility and Securitization 99-1 is being recognized over the estimated lives of the securitized receivables and both the receivables and the corresponding debt remain on the Company’s consolidated balance sheet. The assets pledged, together with their associated cash flows, would not be available to satisfy claims of the Company’s general creditors.

6.	Property and Equipment

      Property and equipment consist of the following at December 31 (in thousands):

	2001	2002

Furniture, fixtures and equipment	$1,171	$1,192
Computer equipment and software	7,852	8,467
Telephone equipment	1,652	1,704
Leasehold improvements	279	341

	10,954	11,704
Accumulated depreciation and amortization	(5,710)	(8,163)

	$5,244	$3,541

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Notes Payable and Other Borrowings

      The Company is obligated under the following borrowings as of December 31 (in thousands):

	2001	2002

Secured financing facility, at Prime Rate plus 2.85%, 7.10% at December 31, 2002, due various dates through March 27, 2005	$23,291	$24,984
Notes payable, Securitization 99-1, 10%, due December 15, 2004 (Note 5)	12,436	6,641
Revolving line of credit at the Prime Rate, 4.25% at December 31, 2002, due April 15, 2003	14,729	3,933
Warehouse facility, LIBOR plus 1.17%, 2.67% at December 31, 2002, due December 15, 2004 (Note 5)	8,211	5,623
Senior notes, increasing rates, due January 15, 2007 (Note 2)	10,000	7,250
Payment-in-kind notes, 12%, due July 1, 2005 (Note 2)	1,921	—

	70,588	48,431
Less: Unamortized debt discount	(1,373)	(742)

	$69,215	$47,689

Revolving Line of Credit

      The Company entered into the Sixth Amended and Restated Promissory Note effective March 22, 2002 to renew the Company’s revolving line of credit. The $15.0 million revolving line of credit carries interest at the Prime Rate and matures on April 15, 2003. Certain stockholders of Encore, including Triarc Companies, Inc. (“Triarc”), have guaranteed this unsecured revolving line of credit. Triarc has a $15.0 million interest-bearing deposit in a custodial account at the financial institution providing the revolving credit facility. Such deposit under the guarantees of the revolving credit borrowings is subject to set off under certain circumstances if the parties to the guarantees of the revolving credit borrowings and related agreements fail to perform their obligations there under. The lender has agreed in principle to extend the maturity date of the line of credit at a reduced principal amount of $5 million through April 15, 2004. Such reduced line of credit would continue to be guaranteed by the directors, stockholders and affiliates referred to above. In connection with such guarantee, an aggregate fee of up to $75,000 per quarter would be paid to all or some of such parties. At December 31, 2001 and 2002, the Company had available unused lines of credit in the amount of $0.3 million and $11.1 million, respectively.

Senior Notes

      In January 2000, the Company obtained additional financing through the issuance of $10.0 million principal amount senior notes to an institutional investor. The notes are unsecured obligations of the Company but are guaranteed by Midland Credit and Triarc. In connection with the issuance of the notes, the Company issued warrants to the note holders and Triarc to acquire up to an aggregate of 528,571 shares of common stock of the Company at an exercise price of $0.01 per share. In addition, the notes require semiannual interest payments on January 15 and July 15; however, during the first two years the notes were outstanding, interest was paid-in-kind through issuance of additional 12% Senior Notes. On February 22, 2002, the institutional investor forgave $5.3 million of outstanding debt, consisting of a $2.8 million reduction in the original note balance, the forgiveness of $1.9 million in Payment-in-Kind Notes, and the forgiveness of $0.6 million in interest accrued through December 31, 2001, and reduced its warrant position by 200,000 warrants (see Note 2). In conjunction with the debt forgiveness, capitalized loan costs totaling $0.1 million and debt discount totaling $0.5 million were written-off. The net gain on debt forgiveness totaling $4.7 million was reflected as an adjustment to stockholders equity. Furthermore, the terms of the Senior Notes and Payment-in-Kind Notes were revised. The Senior Notes now bear

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interest at 6% per annum until July 15, 2003, and 8% per annum from July 16, 2003 to January 15, 2007, when the entire unpaid amount is due. The Senior Notes require semi-annual interest payments on January 15 and July 15. At the Company’s option, interest due through July 15, 2003 may be repaid with Payment-in-Kind Notes. Such notes would accrue interest at 6% per annum through July 15, 2003 and 8% per annum thereafter and would be due July 1, 2005. The Company elected to make the first two payments in cash.

Secured Financing Facility

      On December 20, 2000, MRC Receivables Corporation, a wholly-owned bankruptcy-remote, special-purpose entity, entered into a $75 million secured financing facility (the “Secured Financing Facility”), which expires on December 31, 2004. The Secured Financing Facility generally provides for a 90% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 2.85% per annum and is payable weekly. Once the outstanding balance under this facility exceeds $25 million, the floating rate margin reduces by 1% on the amounts in excess of $25 million. Notes to be issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share remaining cash flows from the receivable portfolios, net of servicing fees. As of December 31, 2002, from the inception of the Secured Financing Facility, the Company purchased portfolios with a face value of $4.2 billion at a price of approximately $100.0 million. During the years ended December 31, 2001 and December 31, 2002, the Company recorded $2.1 million and $13.0 million, respectively, in contingent interest expense relating to the remaining cash flow sharing agreement. The Secured Financing Facility is collateralized by certain charged off receivables with an aggregate carrying amount of $56.8 at December 31, 2002. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

      In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants become exercisable in three equal tranches triggered at the time the Company has drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered during 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002, thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity (deficit).

Stand-by Line of Credit

      Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002 (Note 10).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Income Taxes

      The provision for income taxes on income before extraordinary charge consists of the following for the years ended December 31 (in thousands):

	2000	2001	2002

Current expense (benefit):
Federal	$(418)	$—	$—
State	—	—	531

	(418)	—	531

Deferred expense (benefit):
Federal	(5,422)	892	(5,766)
State	(1,417)	257	(468)

	(6,839)	1,149	(6,234)

	$(7,257)	$1,149	$(5,703)

      The Company has Federal, Arizona state, and California state net operating loss carryforwards of approximately $14.1 million, $4.9 million and $3.2 million, respectively, as of December 31, 2002. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. Therefore, if certain changes in the Company’s ownership should occur, there could be a significant annual limitation on the amount of loss carryforwards and future recognized losses that can be utilized and ultimately some amount of loss carryforwards may not be available. The remaining net operating losses for Federal purposes generated in 2000 and 2001 of $4.8 million and $9.2 million, respectively, expire in 2020 and 2021, respectively. The remaining net operating losses for Arizona state income tax purposes generated in 2000 and 2001 of $0.2 million and $4.7 million, respectively, expire in 2010 and 2011, respectively. The remaining net operating losses for California state income tax purposes generated in 2000 and 2001 of $0.7 million and $2.5 million, respectively, expire in 2012 and 2013, respectively. Utilization of such California net operating losses have been suspended by the State of California until 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The components of deferred tax assets and liabilities consist of the following as of December 31 (in thousands):

	2001	2002

Deferred tax assets:
Net operating losses	$9,118	$5,197
Accrued expenses	200	331
Differences in income recognition related to receivable portfolios and retained interest	3,519	4,080

	12,837	9,608
Less valuation allowance	(10,071)	(184)

	2,766	9,424

Deferred tax liabilities:
Contingent Interest expense	1,041	1,555
Unrealized gain on retained interest in securitized receivables	782	215
Deferred court costs	454	457
Other	489	384

	2,766	2,611

Net deferred tax asset	$—	$6,813

      SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, the Company continued to believe that some uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company provided a valuation allowance relating to such items arising in 2001. For the year ended December 31, 2001, the net deferred taxes were zero after the application of the valuation allowance. For the year ended December 31, 2002, the Company determined that the utilization of net operating loses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current tax benefit in the amount of $6.2 million in the fourth quarter of 2002.

      The 1998 securitization transaction qualified as a financing for income tax purposes; therefore, the Company recorded a deferred tax liability pertaining to the unrealized gain on the retained interest in the amount of $3.3 million, as no gain was recorded for income tax purposes. The decrease during 2001 and 2002 in the deferred tax liability of $1.1 million and $0.6 million, respectively, relates to the decrease in the unrealized gain on retained interest in securitized receivables which is recorded as a component of other comprehensive loss in the accompanying consolidated statements of stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 35% per annum were as follows for the years ended December 31 (in thousands):

	2000	2001	2002

Computed “expected” federal income tax expense (benefit)	$(10,845)	$(3,401)	$2,830
Increase (decrease) in income taxes resulting from:
State income taxes, net	(1,612)	—	63
Gain on debt forgiveness	—	—	1,633
Other adjustments, net	68	34	(342)
Increase (decrease) in valuation allowance	5,132	4,516	(9,887)

	$(7,257)	$1,149	$(5,703)

9.     Leases

      The Company leases office facilities and equipment in Phoenix, Arizona and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $1.1 million, $1.3 million and $1.3 million during 2000, 2001 and 2002, respectively.

      Commitments for future minimum rentals as of December 31, 2002 are presented below for the years ending December 31: (in thousands):

2003	$786
2004	877
2005	390
2006	390
2007	390
Thereafter	292

$3,125

      The Company leases certain property and equipment through capital leases. These long-term leases are noncancelable and expire on varying dates through 2004. At December 31, 2001 and 2002, the cost of assets under capital leases is $3.0 million and $0.9 million, respectively. The related accumulated amortization as of December 31, 2001 and 2002, was $1.2 million and $0.5 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

      Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31, (in thousands):

2003	$282
2004	70

352
Less amount representing interest at 3.345% per annum	(8)

$344

10.     Common Stock Warrants

      In connection with the issuance of $10 million of 12% senior notes to an institutional lender in January 2000 (see Note 7), the Company issued warrants to the lender and to Triarc to acquire 428,571 and 100,000 shares, respectively, of common stock of the Company at an exercise price of $0.01 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company also paid a fee to Triarc in the amount of $0.2 million as consideration of Triarc’s guarantee of this indebtedness. The Company engaged an independent valuation firm to determine the value of the warrants for allocation to the $10.0 million principal amount. The warrants were valued at $3.05 per share and, thus, recorded as a component of stockholders’ equity (deficit) in the amount of $1.6 million with the same amount recorded as debt discount relating to the $10.0 million note payable. The $1.6 million debt discount is being amortized as interest expense over the five-year exercise period of the warrants, resulting in a remaining debt discount balance of $0.7 million at December 31, 2002. The agreements pursuant to which the warrants were issued contain anti-dilution provisions which, as of December 31, 2002, have resulted in the issuance of additional warrants to purchase shares of the Company’s common stock to the lender and Triarc totaling 5,241 and 1,275, respectively, at the $0.01 per share. The anti-dilution warrants were valued at $3,000 and recorded as a component of stockholders’ equity (deficit) and as debt discount relating to the $10.0 million note payable. During 2002, the institutional lender forgave warrants to purchase 200,000 shares of the Company’s common stock (see Note 2 and 7).

      In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. Of the warrants issued, 155,394 were exercisable immediately, and the remaining warrants become exercisable in three equal tranches triggered at the time the Company has drawn an aggregate of $22.5 million, $45.0 million and $67.5 million against the facility, respectively. The first tranche was triggered in the third quarter of 2001, the second tranche was triggered in the first quarter of 2002, and the final tranche was triggered in the third quarter of 2002. Thus warrants representing 310,788, and 621,576 shares of the Company’s common stock were exercisable under this facility at December 31, 2001 and December 31, 2002, respectively. The warrants that became exercisable during 2001 were valued at $0.1 million, as were the warrants issued during 2002, and were recorded as deferred loan costs in other assets, and as a component of stockholders’ equity (deficit).

      Effective October 31, 2000, the Company executed an agreement with certain of its affiliates for a $2.0 million stand-by working capital line of credit secured by substantially all of the Company’s assets and those of its subsidiaries. In connection with this agreement, the lenders received 250,000 warrants to acquire the Company’s common stock at $0.01 per share. As of December 31, 2001, when the stand-by line expired, no indebtedness existed. The fair value of the warrants, $0.1 million, was accounted for by recording deferred loan costs with an offset to additional paid-in capital as a component of stockholders’ equity. All 250,000 warrants were exercised on April 16, 2002.

11.     Employee Benefit Plan

      The Company maintains a 401(k) Salary Deferral Plan (the “Plan”) whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, subject to Internal Revenue Code limitations. Company management may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $0.1 million, $0.2 million and $0.4 million for 2000, 2001 and 2002, respectively.

      Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of December 31, 2002, both the current vested liability and the plan assets were $0.5 million and are included in the Company’s balance sheet in accrued liabilities and other assets, respectively. The use of plan assets is legally restricted to distributions to participants or creditors in the event of bankruptcy.

12.     Stock-Based Compensation

      The 1999 Equity Participation Plan (“1999 Plan”), as amended, permits the grant of stock or options to employees, directors and consultants. A total of 2,600,000 shares were approved by the stockholders for issuance under the 1999 Plan. Options may be granted at prices which exceed 85% of the fair market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

value on the date of the grant, and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Board of Directors.

      During 2000 and 2001, the Company granted stock options to purchase 985,000 shares of its common stock to certain employees. These options become exercisable over the next five years in varying amounts depending on the terms of the individual option agreements and have a term of 10 years. Since the exercise price of the stock options was equal to the estimated market value of the underlying common stock at the date of grant, no compensation expense was recognized.

      In January 2002, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 161,000 shares of the Company’s common stock at an exercise price of thirty-five cents per share. The options vest over three years with the first vesting date in January 2003. As the exercise price equaled the estimated market value of the underlying common stock as the date of grant, no compensation expense is recognized.

      In July 2002, the Company’s board of directors approved issuance of a stock option to an officer to purchase 50,000 shares of the Company’s common stock at an exercise price of fifty-two cents per share. The option vests over three years with the first vesting date in June 2003. Also, during 2002, 50,000 stock options previously issued to an officer expired upon their separation from the Company.

      In September 2002, the Company’s board of directors approved issuance of stock options for certain executive officers of the Company to purchase a total of 624,999 shares of the Company’s common stock at an exercise price of fifty-one cents per share. The options vest upon the earlier of (i) an acquisition at a price in excess of $5.00 per share by any party of 60% or more of the Company’s common and preferred stock (on an as converted and fully diluted basis) other than by the Company’s current major institutional investors or any affiliate thereof, (ii) the completion of one or more secondary public offerings at a price in excess of $5.00 per share by all Encore shareholders owning more than 10% of the Company’s common and preferred stock (on an as converted basis and fully diluted basis) as of October 24, 2002, of more than one half of each of their then current equity ownership interest (on an as converted and fully diluted basis) as of the effective date of the registration statement, (iii) five years from the date of grant, or (iv) such other events determined by the Board of Directors.

      In January 2003, the Company’s board of directors approved issuance of stock options for key personnel to purchase a total of 278,500 shares of the Company’s common stock at an exercise price of $1.30 per share. The options vest ratably over three years commencing with January 2004.

      Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for these stock options under the fair-value method of SFAS No. 123. The fair value for options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002

Risk free interest rate	6%	4.5%	2.7%
Dividend yield	0%	0%	0%
Volatility factors of the expected market price of the Company’s common stock	64%	140%	113%
Weighted-average expected life of options	10 years	5 years	5 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in thousands, except per share amounts):

	2000	2001	2002

Net Income (loss), as reported	$(23,730)	$(10,865)	$13,789
Plus: Stock-based employee compensation expense included in reported net income	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based method	(392)	(45)	(323)

Pro forma net income (loss)	$(24,122)	$(10,910)	$13,466

Earnings (loss) per share:
Basic — as reported	$(3.20)	$(1.52)	$1.82

Basic — pro forma	$(3.25)	$(1.52)	$1.77

Diluted — as reported	$(3.20)	$(1.52)	$0.84

Diluted — pro forma	$(3.25)	$(1.52)	$0.82

      A summary of the Company’s stock option activity and related information is as follows:

				Weighted-
			Weighted-	Average
			Average	Fair Value
	Number of	Option Price Per	Exercise	of Options
	Shares	Share	Price	Granted

Outstanding at December 31, 1999	273,823	$3.04 – $10.00	$6.00
Granted	1,250,000	1.00	1.00	$0.30
Expired	(273,823)	6.00	6.00

Outstanding at December 31, 2000	1,250,000	1.00	1.00
Granted	135,000	1.00	1.00	$0.43
Cancelled	(350,000)	1.00	1.00

Outstanding at December 31, 2001	1,035,000	1.00	1.00
Granted	835,999	0.35 – 0.52	0.48	$0.39
Cancelled	(50,000)	1.00	1.00

Outstanding at December 31, 2002	1,820,999	$0.35 – $1.00	$0.76

      The following table summarizes outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Exercise	Remaining	Number	Exercise
Exercise Prices	Outstanding	Price	Life	Outstanding	Price

$0.35 – $0.52	835,999	$0.48	9.4 years	—	—
$1.00	985,000	$1.00	7.1 years	467,500	$1.00

$0.35 – $1.00	1,820,999	$0.76	8.2 years	467,500	$1.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.     Earnings (Loss) Per Share

      Basic earnings per share are computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share are computed similar to basic earnings (loss) per share while giving effect to all potential dilutive common stock equivalents that were outstanding during the period.

      The following is a reconciliation from basic earnings (loss) per share to diluted earnings per share for the years ended December 31, 2000, 2001 and 2002 (in thousands, except for earnings per share):

	2000	2001	2002

Net income (loss)	$(23,730)	$(10,865)	$13,789
Preferred dividends	—	—	(440)

Net income (loss) available to common stockholders	$(23,730)	$(10,865)	$13,349

Weighted average shares outstanding	$7,421	$7,161	$7,339
Incremental shares from assumed conversion of warrants, options, and preferred stock	—	—	9,120

Adjusted weighted average shares outstanding	$7,421	$7,161	$16,459

Earnings (loss) per share — Basic	$(3.20)	$(1.52)	$1.82

Earnings (loss) per share — Diluted	$(3.20)	$(1.52)	$.84

      In 2000 and 2001, due to antidilutive effect arising from the loss from continuing operations all common stock equivalents were excluded from the computation. In 2002, 985,000 stock options and 621,576 stock warrants were excluded from the computation of diluted earning per share because of their anti-dilutive effect.

14.     Commitments and Contingencies

Litigation

      The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company’s business due to the remedies available under these statutes, including punitive damages.

      In February 2001, in the Superior Court of the State of Arizona, County of Maricopa, our subsidiary Midland Credit Management, Inc. and two of its wholly owned subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, filed a lawsuit against MBNA America Bank, NA (“MBNA”). The Company has alleged, among other things, fraud, fraudulent inducement, breach of contract and negligent misrepresentation arising out of the acquisition of charged-off receivables purchased from MBNA between September 1999 and February 2000. See discussion regarding settlement at Note 16.

      On May 28, 2002, a complaint was filed by plaintiff Lana Waldon in the United States District Court for the Northern District of Texas against the Company’s wholly-owned subsidiary Midland Credit Management, Inc. and an unaffiliated financial institution, in which the plaintiff purports to assert a claim for alleged violation of the Fair Debt Collection Practices Act, the Texas Debt Collection Act and the Texas Deceptive Trade Practices Act on behalf of a class of Texas residents allegedly similarly situated.

      Generally, the complaint alleges that mailings related to a credit card balance transfer program are deceptive and misleading. The complaint seeks actual, statutory and treble damages in an amount to be determined, together with pre-judgment and post-judgment interest, attorneys’ fees, and preliminary and permanent injunctions enjoining defendants from making offers or distributing materials substantially

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

similar to the mailings that are the subject of the complaint, plus certain other relief. The defendants have filed motions to dismiss but no hearing on the motions has been scheduled. No motion for class certification has yet been filed. It is expected that the plaintiff will seek to expand the putative class to a nationwide class with respect to the non-local claims asserted, if the current complaint survives dismissal.

      There are a number of additional lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct of the Company’s employees or alleged improper reporting of credit information by the Company. Although litigation is inherently uncertain, based on past experience, the information currently available, and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, management is not currently in a position to determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s financial position or results of operations in any future reporting period.

      The Company does not believe that contingencies for ordinary routine claims, litigation and administrative proceedings and investigations incidental to its business will have a material adverse effect on its consolidated financial position or results of operations.

Sales of Purchased Receivables

      The Company sells certain purchased receivables, including those which it deems are otherwise uncollectable as a result of the debtors’ bankrupt status and other types of receivables. The sales agreement provides the purchaser a right to put-back any purchased receivable that does not meet certain criteria, as defined. The Company has not provided a reserve for put-backs as of December 31, 2002 in its consolidated financial statements as management believes, based on historical experience, that such an obligation is de minimis.

Third Party Service Agreement

      The Company services a pool of charged-off consumer accounts on behalf of an unrelated third party. The agreement is cancelable upon written notice. The Company receives a service fee, as defined, for its collections that totaled $4.3 million, $5.5 million and $3.7 million for the years ended December 31, 2000, 2001 and 2002, respectively. The service fee recognized during the year ended December 31, 2001 includes a non-recurring fee totaling $0.8 million which relates to the Company’s assistance with the sale of a component of the pool it services. In December of 2002, the Company decided to return all exhausted receivables to the owner. As a result of this decision, the Company anticipates a decreasing stream of service fee income related to these receivables.

Employment Agreements

      In March 2002, the Company entered into two employment agreements with executive officers. Such agreements generally provided for one-year terms and base compensation aggregating $0.6 million per annum, plus incentive compensation, as defined. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined. During the second quarter of 2002, the Company reached agreement on severance matters with a former officer. In connection therewith, the Company paid $0.5 million for release of all claims and liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Quarterly Information (Unaudited) (in thousand, except per share amounts)

	Three Months Ended

	March 31	June 30	September 30	December 31

2001
Revenues	$8,677	$10,441	$13,569	$15,158
Total operating expenses	$10,321	$11,578	$11,376	$13,549
Net loss	$(3,743)	$(3,880)	$(1,045)	$(2,197)
Basic loss per share	$(0.52)	$(0.54)	$(0.15)	$(0.31)
Diluted loss per share	$(0.52)	$(0.54)	$(0.15)	$(0.31)
2002
Revenues	$18,196	$20,129	$24,406	$27,649
Total operating expenses	$13,813	$15,369	$16,502	$18,231
Net income	$233	$692	$2,521	$10,343
Basic earnings per share	$0.02	$0.08	$0.32	$1.38
Diluted earnings per share	$0.02	$0.04	$0.14	$0.57

16.	Subsequent Event

      On March 21, 2003, Midland Credit, a subsidiary of Encore, and two of Midland Credit’s wholly owned subsidiaries, Midland Funding 98-A Corporation and Midland Receivables 99-1 Corporation, entered into a settlement agreement with MBNA in connection with a lawsuit filed against MBNA in the Superior Court of the State of Arizona, County of Maricopa, in February 2001 (see Note 14). Pursuant to the terms of the settlement, MBNA is to pay Midland Credit $11.1 million on or before April 4, 2003 in full and complete satisfaction of the Company’s claims. The net proceeds which are currently estimated to be approximately $7.9 million, which is net of litigation expenses and attorneys fees, will be used to repay holders of the Warehouse Facility and Securitization 99-1 (see Notes 5 and 7). To date, the Company has not received payment. Upon receipt of the settlement, the Company will record a net gain, which will be comprised of the net proceeds as reduced by the remaining carrying value of the related receivable portfolios at that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      This table sets forth the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

SEC registration fee	$4,656
NASD filing fee	6,256
Printing, engraving and mailing expenses	55,000
Legal fees and expenses	427,500
Accounting fees and expenses	260,000
Transfer agent and registrar’s fees	7,500
Miscellaneous expenses	10,000

Total	$770,912

Item 14.	Indemnification of Directors and Officers

      Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our Certificate of Incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by our board of directors.

      The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

      See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.     Recent Sales of Unregistered Securities.

      On February 22, 2002, certain existing stockholders and their affiliates purchased one million shares of our Series A Convertible Preferred Stock at a price of $5.00 per share for an aggregate purchase price of $5.0 million.

      Effective February 22, 2002, we issued 228,571 warrants to acquire our common stock at an exercise price of $0.01 per share, in connection with the forgiveness of $5.3 million of outstanding debt. These warrants were issued in replacement for 428,571 warrants with an exercise price of $0.01 originally issued in January 2000 in connection with the purchase of our Senior Notes.

      In December 2000, we issued 621,576 warrants to acquire our common stock at an exercise price of $1.00 per share. The warrants were granted in conjunction with the establishment of our Secured Financing Facility.

      From October 2000 through September 2001, we issued 250,000 warrants to acquire our common stock at an exercise price of $0.01 per share. The warrants were granted in conjunction with the establishment and extension of a $2.0 million stand-by line of credit. The stand-by line of credit expired December 31, 2001. In April 2002, all 250,000 warrants were exercised.

      In connection with the May 2000 acquisition of selected assets of West Capital Financial Services Corp., we issued 400,000 shares of our common stock. The shares were valued at approximately $0.7 million. In December 2000, we repurchased the 400,000 shares for $0.1 million.

      No underwriters were involved in the foregoing issuances of our securities. Each of the issuances of these securities was exempt from registration under the Securities Act pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates representing such securities issued in such transactions. All recipients had access to detailed financial and operating information about us.

Item 16.     Exhibits and Financial Statement Schedules.

Exhibits:

1	Form of Underwriting Agreement
2	Plan of Merger (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 14, 1999 (“Amendment No. 2”))
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 2)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002)
3.3	Certificate of Designation relating to the Series A Senior Cumulative Participating Convertible Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
3.4	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
4.1	Specimen of Share Certificate of Series A Senior Cumulative Participating Convertible Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.2	Purchase Agreement dated as of February 15, 2002, between the Company and the several purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.3	Registration Rights Agreement, dated as of February 21, 2002, between the Company and the several Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.4	Registration Rights Agreement, dated as of December 20, 2000, between the Company and CFSC Capital Corp. VIII (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.5	Amended and Restated Registration Rights Agreement, dated as of October 31, 2000, between the Company and the several stockholders listed therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.6	First Amendment, dated as of March 13, 2001, to Amended and Restated Registration Rights Agreement, dated as of October 31, 2000, between the Company and the several stockholders listed therein (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.7	Registration Rights Agreement, dated as of January 12, 2000, between the Company and ING (U.S.) Capital LLC (“ING”) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.8	Warrant Agreement, dated as of January 12, 2000, between the Company and ING (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.9	Warrant issued to ING dated December 31, 2001 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.10	Warrant Agreement, dated as of January 12, 2000, between the Company and Triarc Companies, Inc. (“Triarc”) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.11	Warrant Agreement, dated as of December 20, 2000, between the Company and CFSC Capital Corp. VIII (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
5	Opinion of Snell & Wilmer L.L.P.
10.1	Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 21, 2000)

Exhibits:

10.2	Amendment No. 1 dated as of April 28, 2000 to Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000 filed on May 22, 2000)
10.3	Amendment No. 2 dated as of December 31, 2001 to the Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.4	Letter Agreement dated February 21, 2002 among ING, the Company and the purchasers of Series A Senior Cumulative Participating Convertible Preferred Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.5	Promissory Note of the Company in favor of ING dated December 31, 2001 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.6	Subsidiary Guaranty dated as of January 12, 2000 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
10.7	Guaranty and Option Agreement dated as of January 12, 2000 between Triarc and ING (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
10.8	Net Industrial Building Lease by and between Midland Credit Management, Inc. and 4405 E. Baseline Road Limited Partnership for the property located at 4310 E. Broadway Road, Phoenix, Arizona (the “Office Lease”) (incorporated by reference to Exhibit 10.12 to Amendment No. 1)
10.9	First Amendment to the Office Lease (incorporated by reference to Exhibit 10.13 to Amendment No. 1)
10.10	Second Amendment to the Office Lease (incorporated by reference to Exhibit 10.14 to Amendment No. 1)
10.11	Third Amendment to the Office Lease (incorporated by reference to Exhibit 10.15 to Amendment No. 1)
10.12	Fourth Amendment to the Office Lease (incorporated by reference to Exhibit 10.16 to Amendment No. 1)
10.13	Fifth Amendment to the Office Lease (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.14	Sixth Amendment to the Office Lease (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.15	Option to Extend Office Lease dated October 1, 2002 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.16	Lease dated September 12, 1994 for the property located at 5775 Roscoe, San Diego, California (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed on August 14, 2002)
10.17	Extension to Lease dated April 17, 2000 with respect to the property located at 5775 Roscoe, San Diego, California (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed on August 14, 2002)
10.18	1999 Equity Participation Plan, as amended (incorporated by reference to Appendix A to the Company’s proxy statement dated October 4, 2002)
10.19	Form of Option Agreement under 1999 Equity Participation Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 2)
10.20	Executive Non-Qualified Excess Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 14, 2002)
10.21	Executive Non-Qualified Excess Plan Adoption Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 14, 2002)
10.22	Seventh Amended and Restated Promissory Note between Midland Credit Management, Inc. and Bank of America dated as of April 10, 2003 reduced from the original stated amount of $15,000,000 to $5,000,000 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 9, 2003)

Exhibits:

10.23	Limited Guaranty of the Company dated July 15, 1999 in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999 filed on August 23, 1999)
10.24	Acknowledgement dated April 10, 2003 of limited guaranty by Nelson Peltz, Peter May, Triarc Companies, the Company and Chandler Family Partnership originally dated August 28, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.25	Form of Directors Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Amended Annual Report on Form 10-K/A for the year ended December 31, 1999 filed on May 1, 2000)
10.26	Asset Purchase Agreement, dated May 11, 2000, between Midland Acquisition Corporation and West Capital Financial Services Corp. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 6, 2000)
10.27	Guaranty, dated May 22, 2000, by the Company for the benefit of West Capital Financial Services Corp. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 6, 2000)
10.28	Servicing Agreement, dated as of January 29, 1998 among West Capital Financial Services Corp., West Capital Receivables Corporation I and Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.29	Supplement to Servicing Agreement, dated May 22, 2000 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.30	Letter agreement, dated December 27, 2000, between Daiwa Finance Corporation and Midland Credit Management, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.31	Servicing Agreement, dated December 27, 2000 (the “Third Party Servicing Agreement”) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.32	Amendment No. 1 to the Third Party Servicing Agreement, dated as of November 28, 2001 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.33	Letter dated September 19, 2002 relating to the Third Party Servicing Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.34	Credit Agreement by and between MRC Receivables Corporation, as borrower and CFSC Capital Corp. VIII, as lender, dated as of December 20, 2000 (the “Secured Financing Facility”) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 9, 2001)
10.35	Exclusivity Agreement, dated December 20, 2000, relating to the Secured Financing Facility (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.36	First Amendment, dated as of June 26, 2003, to the Secured Financing Facility (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
10.37	Servicing Agreement relating to the Secured Financing Facility, dated as of December 20, 2000 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.38	First Amendment to Servicing Agreement relating to the Secured Financing Facility, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.39	Second Amendment to Servicing Agreement relating to the Secured Financing Facility, dated as of June 26, 2003 (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on August 22, 2003)

Exhibits:

10.40	Loan and Security Agreement between Midland Funding NCC-1 Corporation and Patriot Capital Markets, LLC, dated as of July 25, 2003 (the “Secured Loan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
10.41	Servicing Agreement relating to the Secured Loan, dated as of July 25, 2003 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
10.42	Employment Agreement dated as of May 22, 2000 between the Company and Carl C. Gregory, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 25, 2002)
10.43	Employment Agreement dated as of May 22, 2000 between the Company and J. Brandon Black (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 25, 2002)
10.44	Form of Preferred Stock Conversion Agreement
21	List of Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
23.1	Consent of Independent Auditors, BDO Seidman, LLP
23.2	Consent of Independent Auditors, Ernst & Young LLP
23.3	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)
24	Power of Attorney (set forth on signature page to this registration statement, as filed on September 2, 2003)

Financial Statement Schedules:

None.

Item 17.	Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons under the provisions of our certificate of incorporation, bylaws or laws of the State of Delaware or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Under the requirements of the Securities Act of 1933, Encore Capital Group, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 26th day of September 2003.

ENCORE CAPITAL GROUP, INC.

By:	/s/ CARL C. GREGORY, III

Name: Carl C. Gregory, III

Title:	President and Chief Executive Officer

      Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature		Title	Date

/s/ * Carl C. Gregory, III		President, Chief Executive Officer (Principal Executive Officer) and Director	September 26, 2003

/s/ * Barry R. Barkley		Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2003

/s/ * Eric D. Kogan		Chairman of the Board of Directors	September 26, 2003

/s/ * Raymond Fleming		Director	September 26, 2003

/s/ * Neville J. Katz		Director	September 26, 2003

/s/ * Alexander Lemond		Director	September 26, 2003

/s/ * Richard A. Mandell		Director	September 26, 2003

/s/ * Peter W. May		Director	September 26, 2003

/s/ * Nelson Peltz		Director	September 26, 2003

/s/ * Robert M. Whyte		Director	September 26, 2003

*By:	/s/ CARL C. GREGORY, III Carl C. Gregory, III Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1	Form of Underwriting Agreement
2	Plan of Merger (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on June 14, 1999 (“Amendment No. 2”))
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 2)
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 4, 2002)
3.3	Certificate of Designation relating to the Series A Senior Cumulative Participating Convertible Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
3.4	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
4.1	Specimen of Share Certificate of Series A Senior Cumulative Participating Convertible Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.2	Purchase Agreement dated as of February 15, 2002, between the Company and the several purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.3	Registration Rights Agreement, dated as of February 21, 2002, between the Company and the several Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.4	Registration Rights Agreement, dated as of December 20, 2000, between the Company and CFSC Capital Corp. VIII (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.5	Amended and Restated Registration Rights Agreement, dated as of October 31, 2000, between the Company and the several stockholders listed therein (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.6	First Amendment, dated as of March 13, 2001, to Amended and Restated Registration Rights Agreement, dated as of October 31, 2000, between the Company and the several stockholders listed therein (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
4.7	Registration Rights Agreement, dated as of January 12, 2000, between the Company and ING (U.S.) Capital LLC (“ING”) (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.8	Warrant Agreement, dated as of January 12, 2000, between the Company and ING (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.9	Warrant issued to ING dated December 31, 2001 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
4.10	Warrant Agreement, dated as of January 12, 2000, between the Company and Triarc Companies, Inc. (“Triarc”) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
4.11	Warrant Agreement, dated as of December 20, 2000, between the Company and CFSC Capital Corp. VIII (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
5	Opinion of Snell & Wilmer L.L.P.

Exhibit
Number	Description

10.1	Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
10.2	Amendment No. 1 dated as of April 28, 2000 to Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000 filed on May 22, 2000)
10.3	Amendment No. 2 dated as of December 31, 2001 to the Note Purchase Agreement dated as of January 12, 2000 between the Company and ING (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.4	Letter Agreement dated February 21, 2002 among ING, the Company and the purchasers of Series A Senior Cumulative Participating Convertible Preferred Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.5	Promissory Note of the Company in favor of ING dated December 31, 2001 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 25, 2002)
10.6	Subsidiary Guaranty dated as of January 12, 2000 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
10.7	Guaranty and Option Agreement dated as of January 12, 2000 between Triarc and ING (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on January 21, 2000)
10.8	Net Industrial Building Lease by and between Midland Credit Management, Inc. and 4405 E. Baseline Road Limited Partnership for the property located at 4310 E. Broadway Road, Phoenix, Arizona (the “Office Lease”) (incorporated by reference to Exhibit 10.12 to Amendment No. 1)
10.9	First Amendment to the Office Lease (incorporated by reference to Exhibit 10.13 to Amendment No. 1)
10.10	Second Amendment to the Office Lease (incorporated by reference to Exhibit 10.14 to Amendment No. 1)
10.11	Third Amendment to the Office Lease (incorporated by reference to Exhibit 10.15 to Amendment No. 1)
10.12	Fourth Amendment to the Office Lease (incorporated by reference to Exhibit 10.16 to Amendment No. 1)
10.13	Fifth Amendment to the Office Lease (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.14	Sixth Amendment to the Office Lease (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.15	Option to Extend Office Lease dated October 1, 2002 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.16	Lease dated September 12, 1994 for the property located at 5775 Roscoe, San Diego, California (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed on August 14, 2002)
10.17	Extension to Lease dated April 17, 2000 with respect to the property located at 5775 Roscoe, San Diego, California (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed on August 14, 2002)
10.18	1999 Equity Participation Plan, as amended (incorporated by reference to Appendix A to the Company’s proxy statement dated October 4, 2002)
10.19	Form of Option Agreement under 1999 Equity Participation Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 2)
10.20	Executive Non-Qualified Excess Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 14, 2002)

Exhibit
Number	Description

10.21	Executive Non-Qualified Excess Plan Adoption Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 14, 2002)
10.22	Seventh Amended and Restated Promissory Note between Midland Credit Management, Inc. and Bank of America dated as of April 10, 2003 reduced from the original stated amount of $15,000,000 to $5,000,000 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 9, 2003)
10.23	Limited Guaranty of the Company dated July 15, 1999 in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999 filed on August 23, 1999)
10.24	Acknowledgement dated April 10, 2003 of limited guaranty by Nelson Peltz, Peter May, Triarc Companies, the Company and Chandler Family Partnership originally dated August 28, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.25	Form of Directors Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Amended Annual Report on Form 10-K/A for the year ended December 31, 1999 filed on May 1, 2000)
10.26	Asset Purchase Agreement, dated May 11, 2000, between Midland Acquisition Corporation and West Capital Financial Services Corp. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 6, 2000)
10.27	Guaranty, dated May 22, 2000, by the Company for the benefit of West Capital Financial Services Corp. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 6, 2000)
10.28	Servicing Agreement, dated as of January 29, 1998 among West Capital Financial Services Corp., West Capital Receivables Corporation I and Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.29	Supplement to Servicing Agreement, dated May 22, 2000 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.30	Letter agreement, dated December 27, 2000, between Daiwa Finance Corporation and Midland Credit Management, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.31	Servicing Agreement, dated December 27, 2000 (the “Third Party Servicing Agreement”) (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.32	Amendment No. 1 to the Third Party Servicing Agreement, dated as of November 28, 2001 (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.33	Letter dated September 19, 2002 relating to the Third Party Servicing Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on November 12, 2002)
10.34	Credit Agreement by and between MRC Receivables Corporation, as borrower and CFSC Capital Corp. VIII, as lender, dated as of December 20, 2000 (the “Secured Financing Facility”) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 9, 2001)
10.35	Exclusivity Agreement, dated December 20, 2000, relating to the Secured Financing Facility (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.36	First Amendment, dated as of June 26, 2003, to the Secured Financing Facility (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 13, 2003)

Exhibit
Number	Description

10.37	Servicing Agreement relating to the Secured Financing Facility, dated as of December 20, 2000 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.38	First Amendment to Servicing Agreement relating to the Secured Financing Facility, dated as of May 1, 2002 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.39	Second Amendment to Servicing Agreement relating to the Secured Financing Facility, dated as of June 26, 2003 (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
10.40	Loan and Security Agreement between Midland Funding NCC-1 Corporation and Patriot Capital Markets, LLC, dated as of July 25, 2003 (the “Secured Loan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
10.41	Servicing Agreement relating to the Secured Loan, dated as of July 25, 2003 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 13, 2003)
10.42	Employment Agreement dated as of May 22, 2000 between the Company and Carl C. Gregory, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 25, 2002)
10.43	Employment Agreement dated as of May 22, 2000 between the Company and J. Brandon Black (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 25, 2002)
10.44	Form of Preferred Stock Conversion Agreement
21	List of Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Current Report on Form 8-K filed on August 22, 2003)
23.1	Consent of Independent Auditors, BDO Seidman, LLP
23.2	Consent of Independent Auditors, Ernst & Young LLP
23.3	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as Exhibit 5)
24	Power of Attorney (set forth on signature page to this registration statement, as filed on September 2, 2003)